UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF FINANCIAL STATEMENTS

SUMMARY

Management Report

Independent Auditor’s Report

Financial Statements

Balance Sheet

Income Statements

Statements of Changes in Stockholders' Equity – Bank

Statements of Changes in Stockholders' Equity - Consolidated4

Cash Flows Statements

Statements of Value Added

Notes to the Financial Statements

1.General Information

2.Presentation of Financial Statements

3.Significant Accounting Policies

4.Cash and Cash Equivalents

5.Interbank Investments

6.Securities and Derivatives Financial Instruments

7.Interbank Accounts

8.Loan Portfolio and Allowance for Loan Losses

9.Foreign Exchange Portfolio

10.Securities Trading and Brokerage

11.Deferred Taxes

12.Other Receivables - Other

13.Dependences Information and Foreign Subsidiary

14.Investments in Affiliates and Subsidiaries

15.Fixed Assets

16.Intangibles

17.Funding and Borrowings and Onlendings

18.Tax and Social Security

19.Subordinated Debts

20.Debt Instruments Eligible to Compose Capital

21.Other Payables – Other

22.Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

23.Stockholders’ Equity

24.Operational Ratios

25.Related Parties

26.Income from Services Rendered and Banking Fees

27.Personnel Expenses

28.Other Administrative Expenses

29.Tax Expenses

30.Other Operating Income

31.Other Operating Expenses

32.Non-Operating Income

33.Income Tax and Social Contribution

34.Employee Benefit Plans - Post-Employment Benefits

35.Temporary Investments

36.Risk Management Structure

37.Corporate Restructuring

38.Other Information

Executive’s Report of Financial Statements

Executive’s Report of Independent Auditors' Report

Audit Committee´s Report of Financial Statements

Individual and Consolidated Financial Statements – December 31, 2019

Dear Stockholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the fiscal year ended December 31, 2019, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The Interim Condensed Consolidated Financial Statements in accordance with the International Accounting Standards Board (IASB) for the fiscal year ended December 31, 2019, will be disclosed in the legal deadline, on the website www.santander.com.br/ri.

1) Macroeconomic Environment

Santander considers that on the fourth quarter the international environment was marked by events that initially reduced fears about the likelihood of important conflicts on both the geopolitical and economic fronts. Regarding the former, there was no aggravation in the tension in the Middle East on the back of the attack against Saudi Arabian oil refineries. As far as the economic front is concerned, there was an alleviation in the trade war between China and the US in tandem with the permission for the continuation of a coordinated exit of the United Kingdom from the European Union. Consequently, there was an improvement in the international financial conditions, with financial asset prices reaching higher levels than in the previous quarter. However, on the back of the attack ordered by the US government that led to the death of an Iranian general in Iraq territory which was followed by Iranian attacks to US facilities based in Iraq the Bank underpins that geopolitical issues may, eventually, hit financial asset prices during 2020.

In Brazil, together with the continuity of progress in the discussions about important structural reforms - the pension reform was enacted, while the debate about further measures to curb public expenditures and to change the tax system moved forward - the Bank observed better results of economic activity indicators. Apparently, the release of resources linked to private workers’ mandatory savings accounts (FGTS) proved to be efficient to stir up the economy. On top of that the review of the historical series of the GDP unveiled more robust results than previously thought as well pointed to an acceleration of the growth in the third quarter. Formerly, the estimates for the economic expansion in the first and second quarters were -0.1% and 0.4%, respectively both of them in quarterly seasonally adjusted terms. These outcomes were changed to stability in first quarter and expansion of 0.5% in the second one. Besides, the estimate for the third quarter pointed towards an increase of 0.6% QoQ sa, which led market participants more confident on the likelihood of an economic expansion above 1.0% for 2019 as a whole. The Santander concurs with this perception and estimates that the Brazilian GDP is likely to have grown 1.2% in 2019 and to show a gradual acceleration in 2020 to end it up with a 2.3% in that fiscal year.

According to Santander’s perception, the mix of international and domestic backdrops turned to be favorable for the performance of the Brazilian financial assets in the fourth quarter, including the exchange rate, which ended up at a stronger level than the one seen in the third quarter - USD/BRL4.03 in December 2019 versus USD/BRL4.16 in September 2019. Moreover, the Bank witnessed the stock market index delivering a positive performance as the Ibovespa climbed to 115,645.3 points from the 104,745.3 level in the same comparison – thus, reinforcing the view that domestic factors are likely to underpin an improvement in the economic performance in the coming quarters.

Additionally, Santander believes that the retreat observed in the Brazilian sovereign credit risk hinted at a higher level of confidence regarding the materialization of further structural reforms that can ensure the sustainability of the Brazilian public indebtedness. Incidentally, given this outlook, Standard & Poor’s a credit risk agency has changed its outlook about the current position granted to Brazil in its ranking and indicated the possibility of an upgrade on it. Hence, whereas the Bank observed the 5-year credit default swap dubbed CDS close the third quarter at 136.5 bps, this gage ended up December 2019 at 99.5 bps the lowest - level registered since June 2007. That is, while the Bank acknowledges the influence of international events in the FX dynamics, Santander believes that domestic factors are likely to curb pressures over the BRL, which should lead the FX rate to end 2020 at USD/BRL4.00.

Finally, the Bank considers that the extension of the monetary easing cycle carried out by the Brazilian Central Bank during the fourth quarter is another evidence that underpins the view that the country is going through structural changes that should allow it to grow at a faster pace without important inflationary pressures. By the way, as market participants’ inflation forecasts have remained anchored to the targets set by the National Monetary Council, the Brazilian monetary authority has not only trimmed the Selic target rate from 5.50% pa to 4.50% pa, but it has signaled that additional cuts cannot be ruled out - if the auspicious inflation environment proves true. As Santander’s forecast for the inflation in 2020 3.4% hints at an outcome far below the goal set for this year - 4.00% - the Bank predicts that the Selic target rate is likely to reach a new historical low at 4.00% pa in the first quarter of 2020 and to remain at this level for the rest of the year.

2) Performance

2.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %
Financial Income	82,740.4	79,322.1	4.3	15,188.0	28,971.8	-47.6
Financial Expenses	(51,759.7)	(52,383.2)	-1.2	(7,639.1)	(22,590.4)	-66.2
Gross Profit From Financial Operations (a)	30,980.7	26,938.9	15.0	7,548.9	6,381.4	18.3
Other Operating (Expenses) Income (b)	(14,218.8)	(12,233.8)	16.2	(5,055.6)	(3,492.2)	44.8
Operating Income	16,761.9	14,705.1	14.0	2,493.3	2,889.2	-13.7
Non-Operating Income	8.5	193.1	-95.6	101.0	18.9	434.3
Income Before Taxes on Income and Profit Sharing	16,770.4	14,898.1	12.6	2,594.3	2,908.1	-10.8
Income Tax and Social Contribution (a)	(462.1)	(735.2)	-37.1	1,615.3	1,259.0	28.3
Profit Sharing	(1,734.9)	(1,612.0)	7.6	(339.7)	(469.9)	-27.7
Non-Controlling Interest	(392.4)	(384.8)	2.0	(121.8)	(89.4)	36.3
Consolidated Net Income	14,181.0	12,166.1	16.6	3,748.1	3,607.8	3.9

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect:

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$ Million)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %
Gross Profit From Financial Operations	30,980.7	26,938.9	15.0	7,548.9	6,381.4	18.3
Exchange Variation – Profit/Loss From Financial Operations	1,512.3	(12,540.9)	-112.1	(2,013.6)	4,080.4	-149.3
Derivative Financial Instruments – Profit/Loss From Financial Operations	(2,776.6)	5,611.8	-149.5	3,218.2	(6,961.9)	-146.2
Adjusted Gross Profit From Financial Operations	29,716.4	20,009.8	48.5	3,872.9	9,160.8	-57.7

INCOME TAX AND SOCIAL CONTRIBUITION (R$ Million)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %
Income Tax and Social Contribution	(462.1)	(735.2)	-37.1	1,615.3	1,259.0	28.3
Income Tax and Social Contribution (hedge)	(1,370.8)	(5,611.8)	-75.6	1,040.9	(2,779.4)	-137.5
Adjusted Income Tax and Social Contribution	(1,832.9)	(6,347.0)	-71.1	2,656.2	(1,520.4)	-274.7

(1)  The variation, after the effects of the hedge, refers mainly to the higher volume of Interest on Own Capital deliberated and the change in the CSLL rate from 20% to 15%.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), considering the positive exchange variation of 4.02% and 2.06% for Dollar and Euro, respectively (2018 – 18.80% and 14.29%), as demonstrated below:

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN AND LUXEMBOURG BRANCHS AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %
Exchange Variation - Profit From Financial Operations	1,512.3	6,673.5	-77.3	(2,013.6)	4,080.4	-149.3
Derivative Financial Instruments - Profit From Financial Operations	(2,776.6)	(12,540.9)	-77.9	3,218.2	(6,961.9)	-146.2
Income Tax and Social Contribution	1,370.8	5,611.8	-75.6	(1,040.9)	2,779.4	-137.5
PIS/Cofins - Tax Expenses	(106.5)	255.5	-141.7	(163.7)	102.2	-260.2

b) Other Operating (Expenses) Income

Income from Services Rendered and Banking Fees - The highlights are: (a) Current Account Services, up 14.8% over the previous year, driven by the growth in the active customer base and higher loyalty; (b) Insurance Commissions, up 11.5% over the previous year, partially benefited by the evolution of the loan portfolio; and (c) Placement of Securities, Custody and Brokerage, up 35.4% over the previous year, due to the higher activity with capital markets.

Income from Services Rendered and Banking Fees (R$ Millions)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %

Asset Management	1,085.9	1,003.3	8.2	278.3	291.3	-4.5
Checking Account Services	3,857.1	3,360.2	14.8	1,001.3	995.1	0.6
Lending Operations and Income from Guarantees Provided	1,379.3	1,407.9	-2.0	363.2	350.4	3.6
Lending Operations	834.5	803.4	3.9	231.4	212.3	9.0
Income Guarantees Provided	544.7	604.5	-9.9	131.8	138.2	-4.6
Insurance Fees	3,118.3	2,797.5	11.5	832.9	771.2	8.0
Cards (Debit and Credit) and Acquiring Services	6,118.4	5,771.5	6.0	1,570.0	1,462.0	7.4
Collection	1,514.6	1,519.0	-0.3	380.8	381.2	-0.1
Brokerage, Custody and Placement of Securities	982.1	725.3	35.4	68.4	317.2	-78.4
Others	628.8	700.6	-10.3	168.5	181.9	-7.4
Total	18,684.5	17,285.3	8.1	4,663.4	4,750.2	-1.8

General Expenses - Total expenses, which include expenses with personnel, other administrative expenses and expenses with profit sharing, excluding the effects of goodwill amortization, increased by 4.4%, and personnel expenses and profit sharing, increased by 1.4% and other administrative expenses increased by 7.0%. The variations in administrative expenses are mainly due to the higher expenses with specialized technical services and third parties, with a large part directed to the hiring of technology services. In addition, there was an increase in advertising, promotions and publicity expenses arising from greater intensity in commercial actions, especially in the fourth quarter of 2019. Variations in personal expenses can be attributed to the growth of the benefits line and higher expenses with remuneration, aligned meritocracy and business performance.

General Expenses (R$ Millions)	12M19	12M18	annual changes%	4Q19	3Q19	quarter changes %
Personnel Expenses	(9,496.2)	(9,365.4)	1.4	(2,448.9)	(2,416.2)	1.4
Other Administrative Expenses, excluding the effects of goodwill amortization	(11,775.1)	(11,006.2)	7.0	(3,261.7)	(2,828.3)	15.3
General Expenses, excluding the effects of goodwill amortization	(21,271.3)	(20,371.6)	4.4	(5,710.6)	(5,244.6)	8.9

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$ Millions)	Dec/19	Dec/18	dec/19 vs. dec/18 changes %
Current and Long-Term Assets	844,294.7	794,664.0	6.2
Permanent Assets	13,248.4	11,155.3	18.8
TOTAL ASSETS	857,543.1	805,819.3	6.4
Current and Long-Term Liabilities	785,789.3	738,178.6	6.4
Deferred Income	285.2	337.0	-15.4
Non-Controlling Interest	1,695.4	2,069.9	-18.1
Stockholders' Equity	69,773.2	65,233.7	7.0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	857,543.1	805,819.3	6.4

Total assets are mainly represented:

(R$ Millions)	Dec/19	Dec/18	dec/19 vs. dec/18 changes %
Loan Portfolio	352,027.9	305,259.7	15.3
Securities and Derivative Financial Instruments (1)	193,454.7	194,464.7	-0.5
Interbank Investments	43,367.5	56,812.2	-23.7
Interbank Accounts	89,265.0	92,442.6	-3.4

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$ Million)	Dec/19	Dec/18	dec/19 vs. dec/18 changes %
Individuals (1)	155,337.8	132,564.9	17.2
Consumer Finance	58,231.0	50,066.4	16.3
Individuals (1)	50,671.1	43,785.4	15.7
Corporate	7,559.9	6,281.0	20.4
Small and Medium-sized Entities	41,261.7	35,770.0	15.4
Large-sized Entity	97,197.3	86,858.4	11.9
Total Loan portfolio (gross)	352,027.9	305,259.7	15.3
Other Operations with Credit Risk	80,505.1	81,476.1	-1.2
Total Extended Portfolio (gross)	432,533.0	386,735.8	11.8
Allowance for Loan Losses (2)	(21,408.1)	(18,789.1)	13.9
Total Loan portfolio (net)	411,124.9	367,946.7	11.7

(1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$206,009.0 on December 31, 2019 (12/31/2018 – R$176,350.3).

(2) In addition to the provision for loans, also includes debentures, FIDC, CRI, promissory notes, promissory notes for placement abroad, assets related to acquiring activities and sureties and sureties.

On December 31, 2019, the main highlights were the following segments: (a) Individuals, with an increase of 17.2% compared to December 31, 2018, mainly influenced by the growth of payroll-deductible credit, credit card and real estate credit products; and (b) Consumer Financing, an increase of 16.3% compared to December 31, 2018. The growth of this portfolio is the result of the improvement of innovative solutions that have been implemented throughout the year.

In addition, the performance is still supported by the +Negócios platform, which operates in the vehicle segment and offers better experiences throughout the customer's journey.

Delinquency

The over-90 delinquency ratio reached 2.9% of the total credit portfolio on December 31, 2019, 0.2% above in relation to December 31, 2018 (3.1%). The ratio remains at a controlled level preventive risk management and assertiveness of Banco Santander's models.

Allowance for loan losses represents 6.1% of the loan portfolio on December 31, 2019, 6.2% on December 31, 2018.

The allowance for loan losses expenses, net of revenues with recovery of loans previously written off for the fiscal year ended on December 31, 2019 is R$ R$13,447.7 million and R$ R$10,476.4 million in 2018, increasing 28.4%.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$ Millions)	Dec/19	Dec/18	dec/19 vs. dec/18 changes %
Demand Deposits	29,107.5	18,831.6	54.6
Saving Deposits	49,039.9	46,068.3	6.5
Time Deposits	190,344.5	184,098.3	3.4
Debentures/LCI/LCA/LIG (1)	50,635.2	46,366.1	9.2
Treasury Bills/Structured Operations Certificates	34,526.5	36,889.3	-6.4
Total Funding	353,653.6	332,253.6	6.4

(1)  Debentures repurchase agreement, Real Estate Credit Notes (LCI), Agribusiness Credit Notes (LCA) and Guaranteed Real State Credit Notes (LIG).

Customer borrowings totaled R$353,654 million on December 31,  2019,  with an increase of 6.4% in twelve months (or R$21,400 million), mainly influenced by the expressive 54.6% expansion in demand deposits, due to some one-off operations in the fiscal year, and by the 3.4% growth in time deposits.

2.5) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US$2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts.

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan are as follows:

Debt Instruments Eligible to Compose Capital		sepf-19		dec-18
Specific features	Tier I	Tier II	Tier I (1)	Tier II (1)
Issuance	nov/18	nov/18	jan/14	jan/14
Amount (Million)	$1.250	$1.250	$3.000	$3.000
Interest Rate (p.a.) (2)	7,250%	6,125%	7,375%	6,000%
Maturity	No Maturity (Perpetual)	nov/28	No Maturity (Perpetual)	jan/24
Value	$5,092	$5,083	$4,895	$4,887
Periodicity of Payment	semiannually, as of May 8, 2019	semiannually, as of May 8, 2019	quarterly, as of April 29, 2014	Semiannually, as of July 29, 2014

(1)  Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of PR must be excluded.

(2)  The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

2.6) Stockholders’ Equity

On December 31, 2019, Banco Santander consolidated shareholders' equity, referring to the controlling interest, in the amount of R$69,773.2, increased by 7.0% compared to December 31, 2018 in the amount of R$65,233.7.

The variation in the Stockholders' Equity balance between December 31, 2019 and 2018 was, mainly, due to the positive variation of the asset valuation adjustment (securities and derivative financial instruments) in the amount of R$2,023.4 million and the net income for the fiscal year in the amount of R$14,181.0 million and reduced, mainly, by the established of Interest on Capital in the amount of R$4,010 million and Dividends in the amount of R$6,790 million and negative R$679 million in the Employee Benefit Plan.

Treasury Shares

In the meeting held on November 1, 2019, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 5, 2019, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,256,072 Units, representing 37,256,072 common shares and 37,256,072 preferred shares, or the ADRs, which, on September 30, 2019, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2019, the Bank held 16,702 common shares and 16,702 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 5, 2019, and will expire on November 4, 2020.

Below, the movement of Treasury Shares:

	Dec/19	Dec/18
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the fiscal year	13,317	1,773
Shares Acquisitions	6,465	15,816
Payment - Share-based compensation	(3,080)	(4,272)
Treasury shares at end of the fiscal year	16,702	13,317
Subtotal - Treasury Shares in thousands of reais	$679,364	$460,550

Emission Costs in thousands of Reais	$1,771	$882
Balance of Treasury Shares in thousands of reais	$681,135	$461,432
Cost/Share price	Units	Units
Minimum cost	$7.55	$7.55
Weighted average cost	$32.10	$28.59
Maximum cost	$49.55	$43.84
Share price	$42.60	$42.70

In the fiscal year ended on December 31, 2019 and 2018, there were highlights of Dividends and Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	Dec/19	Mar/18
Interest on capital	4,010.0	4,080.0
Dividends	6,790.0	2,520.0
Total	10,800.0	6,600.0

2.7) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement is 10.5% (since January, 2019), including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	Dec/19	Dec/18
Tier I Regulatory Capital	66,481.7	61,476.7
Principal Capital	61,389.5	56,581.5
Supplementary Capital	5,092.2	4,895.2
Tier II Regulatory Capital	5,083.8	4,887.2
Regulatory Capital (Tier I and II)	71,565.5	66,363.9
Credit Risk	407,786.2	358,955.6
Market Risk	20,235.2	39,231.8
Operational Risk	47,965.5	42,375.6
Total RWA	475,986.9	440,562.9
Basel I Ratio	13.97	13.95
Basel Principal Capital	12.90	12.84
Basel Regulatory Capital	15.04	15.06

2.8) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the fiscal year ended December 31, 2019 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	46,460.3	937.5	608.8	43,858.2	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	26,570.9	2,611.8	585.4	0.0	100.00%
Santander Leasing S.A. Arrendamento Mercantil	7,076.5	5,762.8	47.0	2,111.8	99.99%
Banco Bandepe S.A.	15,504.0	5,277.6	242.1	0.0	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,850.3	3,547.1	(10.90)	671.4	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	5,028.8	3,002.2	446.9	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,103.0	646.4	98.3	0.0	100.00%
Atual Companhia Securitizadora de Créditos Financeiros	1,359.0	1,340.6	25.6	0.0	100.00%
Banco Olé Bonsucesso Consignado S.A.	14,697.6	1,543.8	510.3	14,504.9	60.00%
Banco RCI Brasil S.A.	12,543.6	1,314.8	258.0	10,318.4	39.89%

(1) Includes Leasing portfolio and other loans.

The balances presented above do not include the elimination of transactions with related companies.

3) Other Events

3.1) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

3.2) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

3.3) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R $ 1.6 billion (“Operation”), to be paid on the closing date of the Operation.

The completion of the Transaction will be subject to the signing of the definitive instruments and the implementation of certain usual suspensive conditions in this type of transaction.

b) Acquisition of residual equity interest in Return Capital Serviços e Recuperação de Crédito S.A.

On November 1, 2019, Atual Serviços de Recuperação de Creditos e Meios Digitais SA (“Atual”), wholly owned subsidiary of Banco Santander, and the minority shareholders of Return Capital Serviços e Recuperação de Crédito SA (“Return Capital”) celebrated Return Capital Stock Purchase and Sale Agreement, in which Atual acquired all the shares of minority shareholders, corresponding to 30% of Return Capital's share capital. The acquisition was completed on November 1, 2019, so Atual now holds 100% of the shares representing Return Capital's share capital.

c) Merger of the parcel spinned off of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, the partial spin-off operation of Integry Tecnologia e Serviços AHU Ltda. (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”), with version of the spun-off portion of its assets and liabilities, to Getnet was approved. The incorporation of the spun-off portion by Getnet is pending approval by the Central Bank of Brazil.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, SL (“SMPS Global”), a company based in Spain and controlled by Banco Santander, SA (Santander Spain), entered into a Purchase and Sale Agreement of the representative shares of Integry's total share capital, so that SMPS Global now holds 100% of Integry's share capital. On December 23, 2019, Integry changed its name to Santander Merchant Platform Solutions Brasil Ltda.

d) Transfer of Control of Banco Olé Bonsucesso Consignado S.A. and Super Pagamentos e Administração de Meios Eletrônicos S.A.

On October, 23 2019, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) had its capital stock reduced, without cancellation of shares, through the transfer of  the common shares representing its equity held in Banco Olé Bonsucesso Consignado S.A. (“Olé”) and Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Super”) to Banco Santander. On December 23, 2019 all the prior conditions for the capital stock reduction were accomplished: (i) previous authorization by Bacen; and (ii) term of opposition of the company creditors established as per art. 174 of Law 6.404/76; and, thus, Olé and Super become directly controlled by Banco Santander.

e) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. (“Banco Santander”) and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) executed a binding agreement with the partners of Summer Empreendimentos Ltda (“Summer”) defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer. The acquisition was approved by BACEN on September 16, 2019 and closed on September 20, 2019. As a consequence SHI has become the holder of 99.999% and Banco Santander 0.001% of the shares representing the capital stock of Summer.

f) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander committed to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by BACEN on February 18, 2019 and closed on February 25, 2019. As a consequence Banco Santander has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

g) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade S.A. was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade S.A. act in the development and management of customer loyalty programs. The company started its operation in November 2018.

h) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A. (“Loop”), through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors S.A.. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors S.A.

i) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios e Serviços S.A. (“Ben”), with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards. Ben started its activities in the second quarter of 2019.

j) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (“HDI Seguros”), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto S.A., held 50% by Sancap Investimentos e Participações S.A. (“Sancap”), a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A.. On January 9, 2019, SUSEP granted to Santander Auto S.A. the authorization to operate insurance throughout national territory. Santander Auto S.A. started its operations on August 2019.

k) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito S.A. (“GIC”), were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Company started its operations in the second half of 2019.

l) Formation of partnership with Hyundai Capital Services Inc.

On April 28, 2016, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Banco Santander executed with Hyundai Capital Services, Inc. (“Hyundai Capital”) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. (“Banco Hyundai”) and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

l.i) Banco Hyundai Capital Brasil S.A.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré  and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A. On December 13, 2018, the incorporation procedure of Banco Hyundai was concluded.

On February 21, 2019, the authorization to operate granted by BACEN for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

l.ii) Hyundai Corretora de Seguros Ltda.

On April 30, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (“Hyundai Corretora”). Hyundai Corretora was incorporated on July 22, 2019. On September 10, 2019 the company got the registration of the company as insurance brokerage with SUSEP. Hyundai Corretora began operations in November 2019.

m) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by BACEN on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by BACEN on January 22, 2019. The company started its operations on March 14, 2019.

4) Strategy

Banco Santander Brasil is the only international bank with scale in the country. Banco Santander is convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Yours actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, your purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

•  Increase customer preference and loyalty by offering targeted, simple, digital, innovative and high value-added products and services through a multi-channel platform.

•  Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control;

•  Be disciplined with capital and liquidity to preserve the solidity, face regulatory changes and seize growth opportunities; and

•  Achieve profitable market share gains through the robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

In 2019, Banco Santander follows its history of continuous growth, with outstanding results and high profitability levels, underpinned by strengthening our culture and supporting our people. The Bank focuses on improving service quality, which translated into consistent growth in our customer base. In addition, our platform kept evolving to deliver greater productivity. Also, with the goal of enhancing our ecosystem, Banco Santander launched new business ventures, which has already shown positive results during the year. All these factors, combined with a solid capital base, reinforce the sustainability of our business. The following stand out:

People

•         Banco Santander maintains a high level of engagement rate, at 92%.

•         Banco Santander fosters the development and encouraged your employees to take a proactive role. Through Santander Academy, Bank disseminated knowledge and had 75% of your training programs conducted by internal multipliers.

•         For the 4th consecutive year, we were ranked among the Best Companies to Work For.

Retail

•         Payroll Loans: our market share in the loan portfolio came to 11.0%, up +1.1 p.p. YoY (Source: Brazilian Central Bank, as of November/19). Origination via digital channels gained relevance as the year progressed and, in 4Q19, the number of agreements increased 20% YoY. Moreover, in December, The Bank entered into a binding agreement to acquire all  shares issued by Banco Olé (The conclusion of the transaction is subject to the signing of definitive instruments and the implementation of certain conditions precedent usually applicable to this type of operation).

•         Real Estate: this year, the Bank further enhanced our positioning in this market by providing more appealing innovative and conditions for our customers. Banco Santander launched a campaign with a major retailer to give away refrigerators as prizes, in addition to offering a grace fiscal year in the first six installments of mortgage loan repayments, as well as competitive rates. These initiatives contributed to a rise in origination, as our market share in the Individuals segment advanced to 11.1% YoY (Source: Brazilian Central Bank, as of November/19), growing 2.9 p.p. YoY.

•         Cards: total turnover in 4Q19 grew 13.7% YoY and our loan portfolio market share reached 12.8% (Source: Brazilian Central Bank, as of November/19). In the quarter, we carried out several incentive campaigns, such as the Champion Play Promotion, which, in addition to giving away instant prizes, awarded the winners a trip to watch the 2020 UEFA Champions League final. Account holders who obtained a card, as well as AAdvantage® customers, also had access to attractive conditions. In 2019, bank made important advances on the app Way, as Bank sought to strengthen it as our strategic payment platform. As a result, Banco Santander totaled approximately 6.5 million active users and approximately 57 million visits/month.

Agribusiness

Agribusiness remains one of our expansion fronts towards Brazil’s countryside, broadening our reach to strategic regions where Banco Santander does not yet have a presence. Bank ends 2019 with 34 Agri stores. With that, Banco Santander expands yours customer base and loan portfolio. Our market share in the issuance of agribusiness credit notes (“LCA”) was 9.6% (Source: CETIP/B3, December/19).

Getnet

This year, while facing a more competitive environment, Banco Santander directs your strategy towards generating growth with profitability. In doing so, Banco Santander shields our results, delivering better efficiency and recording the lowest cost (Based on companies that disclosed their results) per transaction in the industry. Business-wise, Getnet was the company with the highest growth (Based on companies that disclosed their results) in the active customer base both in 2Q19 and 3Q19, and closed the year with more than 755k active customers, up 30% in twelve months, while the installed POS base reached 1.3 million. This performance was driven by differentiated offerings, such as the single MDR fee for debit and one-installment credit card transactions. Furthermore, Getnet pioneers the industry in launching portability and the digital POS. E-commerce continues to become increasingly meaningful to our business, with a substantial rise in revenue. Yours market shares stood at 11.3% (Source ABECS – Acquirer Monitor, as of 3Q19 (new criterion)) at the end of 3Q19

SME

This year Banco Santander positioned ourselves to reach out to individual microentrepreneurs (“MEI”) by creating a specific segment and offering solutions tailored to their needs. The Bank sees opportunities to grow the customer base and create synergies with other products, such as Superget and Superdigital, among others. In parallel, Banco Santander consolidated a new customer service model, Santander DUO, which concentrates Individual and Business accounts under a single manager, charging a single fee. With that, the loan portfolio market share expanded to 8.6%¹ (+0.5 p.p. YoY).

Strengthening leading businesses

Consumer Finance: the Bank maintained the leadership in this market, with a share of 25.1%4 in Individuals. This evolution is underpinned by innovative offerings, partnerships and the quality of the commercial service.

Webmotors: Banco Santander continued to make upgrades to the Cockpit tool, which enables the Bank to leverage the Webmotors, Consumer Finance and Bank offerings. This quarter, introduced pilot products that optimize customer inventory turnover. Furthermore, under the scope of this pilot project, started selling vehicles at LOOP and have already done some deals.

Santander Corporate & Investment Banking (SCIB)

The Banco Santander holds the leadership in:

•         Financial advisory for financing and concession auctions and finance structuring, according to ANBIMA.

•         Project Finance Advisory (MLA) in the Americas and Latam, according to Dealogic.

•         The FX market, according to the Brazilian Central Bank6.

Black Week, vem que volta

In the 2019 edition, besides offering more than 10 financial solutions from the Bank, the customer received a voucher with special conditions to be used at partner companies. During the campaign, the average number of visits per day to our portal increased by 27% relative to the same period without campaign. Banco Santander records a significant rise in origination through our channels in several products, highlighted by consortium and auto financing.

Growth stories

•         Ben: yours company operating in the benefits industry implemented food, meal and transportation vouchers over the year. As a result, the Bank is already seeing good indicators of progress, such as 220k partner merchants and approximately 100k cards issued.

•         Pi: yours digital investment platform continues to expand its product portfolio and is already offering 198 fixed income products and 310 investment funds. Moreover, Bank starts distributing Treasury securities.

•         emDia: a digital debt renegotiation platform for Individuals, primarily focused on customers from retailers companies and mass market customers.

•         Sim: digital platform that facilitates access to personal loans with customized offers, including the option of putting up collateral, such as motorcycles, and the possibility of paying bills in installments and bank slips at appealing rates.

Sustainability

•         Prospera Microcredit contributes to financial inclusion in the country and is an important tool for reaching this audience. In 2019, Bank enhanced our commercial strength considerably, which, coupled with clear communication and specialized stores, enabled our loan portfolio to total R$ 1.2 billion at the end of December 2019, representing growth of 82% in twelve months. The customer base exceeded 510k over the period. As a result, Banco Santander continue to hold the leadership in this product among private banks.

•         In the Higher Education segment, one of our key sources for new customer acquisition, Bank have a financial offer alongside a non-financial one grounded on training, employment and entrepreneurship. Also, Banco Santander has awarded more than 20,700 scholarships in the country since 2015.

•         Bank is committed to consuming renewable energy in 100% of our operations until 2025. On that account, bank ends 2019 with 24% of our energy coming from this type of source.

•         In the field of social and environmental businesses, we enabled (Since 3Q19, we have been using the concept of total social and environmental businesses enabled, which includes disbursements in connection with Prospera Santander, sustainable agribusiness, infrastructure, renewable energy, student loans (medical school), other social and environmental businesses and Green Bond issuances) more than R$ 15.9 billion in the year.

•         Banco Santander ranks 1st in the banking industry on Fortune magazine’s list of World-Changing Companies.

•         Banco Santander was named the most sustainable company in the financial sector in the 2019 edition of Exame magazine’s Sustainability Guide.

Customer loyalty

Banco Santander continues to improve our service, in our quest for being the best bank in customer satisfaction. The NPS (Net Promoter Score) indicator, which is one of the management tools for measuring satisfaction, still stands at a high level, reaching 56 points in the quarter.

The customer base keeps growing at a solid pace, which is underscored by its steady expansion for 55 consecutive months and increase in all categories, as shown below.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

1)    Last updated on December 12th, 2019.

2)    Last updated on August 14th, 2019.

6) Corporate Governance

The Board of Directors of Banco Santander has met and resolved:

On January 28, 2020, to approve Banco Santander's Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the fiscal year ended on December 31, 2019.

On December 31, 2019, to approve the dismissal of Mr. José de Paiva Ferreira to the position of Senior Executive Vice President Director and the renewal of Mr. Ede Ilson Viani from his position as Officer without specific designation to the position of Executive Vice President Director.

On December 27, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$6,790 million, for payment as of February 21, 2020, without any indexation.

On November 01,2019, to approve the new buyback program of Units or American Depositary Receipts (“ADRs”) issued by the Company (“Buyback Program”), pursuant to CVM Normative Instruction No. 567 of September 17th, 2015.

On October 31, 2019, to approve the dismissal of Mr. Sérgio Gonçalves to the position of Officer without specific designation.

On October 29, 2019, to approve Banco Santander's Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and Banco

Santander's Condensed Consolidated Interim Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS), both for the period ended September 30, 2019.

On September 30, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of October 30, 2019, without any indexation.On September 23, 2019, to acknowledge the resignation of Mr. Rodrigo Cury to the position of Officer without specific designation.

On August 28, 2019, to approve the reelection of Mrs. Monique Silvano Arantes Bernardes for the position of Ombudsman.

On August 23, 2019, to acknowledge the resignation of Mr. Alexandre Grossmann Zancani as Officer without specific designation.

On August 6, 2019, to approve the dismissal of Mr. Nilton Sérgio Silveira Carvalho to the position of Officer without specific designation, as well as to approve the election of Mrs. Marilia Artimonte Rocca to the position of Coordinator of the Sustainability Committee.

On July 22, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended June 30, 2019.

On July 17, 2019, to acknowledge the resignation of Mr. Leopoldo Martinez Cruz as Officer without specific resignation.

On July 2, 2019, to approve the election of Mrs. Ana Paula Vitali Janes Vescovi as Officer without specific designation:.

On June 28, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of July 31, 2019, without any indexation.

On May 3, 2019, to elect the members of the Audit Committee, for a one-year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2020 Ordinary Shareholders Meeting, and the members of the Risk and Compliance Committee, the Sustainability Committee, the Nominating and Governance Committee and the Remuneration Committee for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On May 3, 2019,to know the resignation of Mr. Marcelo Malanga, Officer without specific designation of Banco Santander; and to elect the members of the Executive Board of Banco Santander for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On April 30, 2019, to approve the Annual Internal Audit Report for the year 2018 in compliance with Resolution 4588 of the Bacen.

On April 30, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended March 31, 2019.

On March 27, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of April 29, 2019, without any indexation.

On March 27, 2019, to acknowledge the resignation of Mr. Fernando Carvalho Botelho de Miranda to the position of Officer without specific designation, as well as to approve the appointment of the following member to be part of the Board of Officers, as Officers without specific designation: Mr. Daniel Fantoni Assa; Mrs. Elita Vechin Pastorelo Ariaz; Mr. Franco Luigi Fasoli; Mr. Jran Paulo Kambourakis and Mr. Roberto Alexandre Borges Fischetti.

On March 20, 2019, to approve the 20-F Form of Banco Santander referred to the fiscal year ended December 31, 2018.

On February 25, 2019, to approve the Consolidated Financial Statements of Banco Santander referred to the fiscal year ended December 31, 2018, prepared in accordance with the International Financial Reporting Standards (IFRS).

On January 29, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, respect to the fiscal year ended December 31, 2018.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution n° 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

For further information, see explanatory note nº 36 of this publication.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size.  The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2019.

8) People

The people are an essential element in the Organization. After all, it is they who think, project, develop, interact and build what the Banco Santander wants to be. This is why we invest in each of the 47.819 employees here in Brazil.

For the development of these people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, allowing everyone, online and in person, to improve what they already know and explore new possibilities.

The Banco Santander supports leaders and managers so they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, making alignment among all through recurrent and frank conversations, career guidance and special moments to reward team growth.

The Banco Santander values a diverse environment, where each competence and each difference is valued. Example is the Affinity Group, created to promote diversity and inclusion of all based on 5 pillars: Women's Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is our Talent Show, which this year reaches its 2nd edition. In it, we open space to know the most different performances and to explore the universe of abilities that exist here, allowing interaction and fraternization between the colleagues.

The result of all these actions is the high rate of engagement, as evidenced by two surveys that we conducted annually and which brought us excellent indicators. One of them points out that at least 91% of employees say they want to stay here for a long time. The Banco Santander believes that this satisfaction reflects positively on the interactions with the Clients, generating greater linkage, sustainable growth and investments in the Company, which leads the Banco Snatnder to be the best bank for all stakeholders.

9) Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) efficient and strategic use of Natural Capital; (ii) Potential Development; and (iii) Resilient and Inclusive Economy. The Bank's vision of the future, through these pillars, is to support Brazilian society in its transformation to Brazil of the 21st Century, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and Business.

Among the awards and recognition, in 2019, Banco Santander was elected the most sustainable company in the financial sector, according to the 2019 edition of the Exame Sustainability Guide, sponsored by Exame Magazine; for the 10th consecutive year it remained in the portfolio of B³ (ISE) Business Sustainability Index; was recognized as 1st in the banking industry on Fortune magazine’s list of World-Changing Companies; also won the 7th Spanish Chamber of Sustainability Award in the Social and Environmental category with the case of Prospera Santander Microfinance; and in terms of performance at ESG (environmental, social e governance) rating agencies, it scored above the industry average and, in most cases, improved performance compared to last year.

Until the fourth quarter, Banco Santander promoted about R$15.9 billion in Socio-environmental Business, considering the lines of renewable energy, sustainable agribusiness, Prospera Santander Microcredit, Student Financing (undergraduate medicine), Project Finance (renewable energies), other socio-environmental businesses and the participation in structuring and advisory of Green/ Transition Bonds.

In relation to social impact, through Santander Universities, Santander awarded about 6,000 scholarships in 2019.

The Amigo de Valor Program allows Banco Santander, as well as employees and customers, to direct part of the income tax directly to the Child and Adolescent Rights Funds. In 2018, this program raised funds totaling more than R$19 million.

Additionally, for six weeks, some agencies were opened on the weekends to offer free financial guidance to the population.

The Bank assumed the goal of consuming renewable energy in 100% of its operations by the year 2025. The commitment will reach the service units throughout the country by the end of 2021 and all administrative buildings and data processing center until 2025.

Also launched was the Plastic Free project whose initial objective is to reduce the consumption of quick-use plastic (cups and bottles) in our administrative buildings and by 2020 to impact all agencies.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the fiscal year ended December 31, 2019, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit in the fiscal year ended December 31, 2019 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of January 28, 2020).

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank		Consolidated
	Notes	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Current Assets		504,910,723	495,071,546	524,779,465	523,287,889
Cash	4	9,543,649	11,358,459	9,924,644	11,629,112
Interbank Investments	5	82,235,455	86,464,685	42,571,395	56,375,289
Money Market Investments		28,703,365	45,325,687	28,703,365	44,825,827
Interbank Deposits		43,230,118	33,270,931	3,565,203	3,680,810
Foreign Currency Investments		10,301,972	7,868,067	10,302,827	7,868,652
Securities and Derivative Financial Instruments	6	61,649,371	77,244,185	72,160,634	90,103,130
Own Portfolio		27,746,398	36,212,955	34,097,174	41,916,648
Subject to Repurchase Commitments		26,824,877	36,382,807	21,338,877	32,252,210
Derivative Financial Instruments		2,653,751	4,109,455	8,894,341	12,206,228
Deposited in the Central Bank		-	5,071	-	103,604
Privatization Currencies		512	667	512	667
Pledged in Guarantees		456,012	533,230	3,861,909	3,623,773
Securities Obtained from Commitments with Free Mover		3.967.821	3,967,821	-	3,967,821
Interbank Accounts	7	78,178,662	79,563,879	88,952,546	92,161,239
Payments and Receipts Pending Settlement		9,027,921	9,902,862	19,267,302	22,036,377
Restricted Deposits:		69,121,251	69,625,970	69,663,608	70,103,002
Central Bank Deposits		69,121,095	69,625,795	69,663,452	70,102,827
National Housing System (SFH)		156	175	156	175
Interbank Transfers		7,854	13,187	-	-
Correspondents		21,636	21,860	21,636	21,860
Lending Operations	8	83,319,998	74,689,851	112,150,045	100,432,401
Public Sector		153,586	162	153,586	162
Private Sector		86,455,503	78,890,129	116,405,810	105,386,559
Lending Operations Assignment		-	-	-	17,912
(Allowance for Loan Losses)	8.f	(3,289,091)	(4,200,440)	(4,409,351)	(4,972,232)
Leasing Operations	8	-	-	1,202,645	1,215,740
Private Sector		-	-	1,216,238	1,239,421
(Allowance for Lease Losses)	8.f	-	-	(13,593)	(23,681)
Other Receivables		188,443,558	164,105,338	195,896,586	169,226,857
Credits for Avals and Sureties Honored		23,283	57,723	377,915	57,723
Foreign Exchange Portfolio	9	123,396,135	105,683,300	123,396,135	105,683,300
Income Receivable		2,226,778	2,112,919	2,025,186	1,927,635
Trading Account	10	2,325,866	1,628,363	3,912,093	1,910,791
Deferred Taxes	11	8,850,651	7,502,420	9,915,564	8,372,900
Others	12	52,071,971	47,846,548	56,713,037	52,068,793
(Allowance for Other Receivables Losses)	8.f	(451,126)	(725,935)	(443,344)	(794,285)
Other Assets		1,540,030	1,645,149	1,920,970	2,144,121
Other Assets		1,195,777	1,235,921	1,524,102	1,601,986
(Allowance for Valuation)		(115,705)	(161,942)	(254,950)	(217,497)
Prepaid Expenses		459,958	571,170	651,818	759,632

			Bank		Consolidated
	Notes	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Long-Term Assets		296,527,040	253,043,465	319,515,226	271,376,071
Interbank Investments	5	33,694,075	28,031,980	796,099	436,942
Interbank Deposits		33,694,075	28,031,980	796,099	436,942
Securities and Derivative Financial Instruments	6	112,305,951	98,229,938	121,294,033	104,361,551
Own Portfolio		23,603,436	22,599,399	28,228,324	26,253,702
Subject to Repurchase Commitments		71,638,459	53,815,465	71,617,304	53,601,206
Derivative Financial Instruments		8,532,484	5,782,175	8,546,799	5,820,767
Deposited with the Central Bank		-	1,444,136	-	1,444,136
Privatization Currencies		370	779	370	779
Pledged in Guarantees		8,028,432	12,511,388	12,398,466	15,164,365
Securities Obtained from Commitments with Free Mover		502,770	2,076,596	502,770	2,076,596
Interbank Accounts	7	312,411	281,332	312,411	281,332
Restricted Deposits:		312,411	281,332	312,411	281,332
National Housing System (SFH)		312,411	281,332	312,411	281,332
Lending Operations	8	110,094,019	94,654,519	148,292,513	127,327,245
Public Sector		964,378	583,968	965,758	583,968
Private Sector		123,678,363	105,266,028	163,374,180	138,961,203
Lending Operations Related to Assignment		-	-	-	4,880
(Allowance for Loan Losses)	8.f	(14,548,722)	(11,195,477)	(16,047,425)	(12,222,806)
Leasing Operations	8	-	-	1,564,446	1,287,060
Public Sector		-	-	1,119	156
Private Sector		-	-	1,583,641	1,333,502
(Allowance for Lease Losses)	8.f	-	-	(20,314)	(46,598)
Other Receivables		39,810,561	31,426,963	46,763,311	37,146,216
Receivables for Guarantees Honored		298,195	486,323	298,195	486,323
Foreign Exchange Portfolio	9	1,108,978	1,690,088	1,108,978	1,690,088
Income Receivable		156,939	146,813	156,939	146,813
Trading Account	10	-	-	562,425	-
Deferred Taxes	11	19,223,760	16,945,139	21,988,807	19,291,180
Others	12	19,395,717	12,770,902	23,122,032	16,261,333
(Allowance for Other Receivables Losses)	8.f	(373,028)	(612,302)	(474,065)	(729,521)
Other Assets		310,023	418,733	492,413	535,725
Temporary Assets		1,622	1,622	56,875	1,631
(Allowance for Losses)		(1,622)	(1,622)	(1,630)	(1,631)
Prepaid Expenses		310,023	418,733	437,168	535,725

Permanent Assets		37,097,964	30,896,503	13,248,376	11,155,329
Investments		26,831,540	21,491,544	354,490	337,589
Investments in Affiliates and Subsidiaries:	14	26,810,793	21,470,777	333,674	316,752
Domestic		23,263,738	17,939,824	333,674	316,752
Foreign		3,547,055	3,530,953	-	-
Other Investments		45,064	45,064	50,344	50,717
(Allowance for Losses)		(24,317)	(24,297)	(29,528)	(29,880)
Fixed Assets	15	6,214,168	5,825,407	7,181,088	6,498,492
Real Estate in Use		2,467,216	2,470,204	2,753,149	2,670,804
Others Fixed Assets		13,818,040	12,491,165	15,483,559	13,816,379
(Accumulated Depreciation)		(10,071,088)	(9,135,962)	(11,055,620)	(9,988,691)
Intangible Assets	16	4,052,256	3,579,552	5,712,798	4,319,248
Goodwill		26,496,592	26,419,016	29,050,911	27,889,870
Others Intangible Assets		8,485,328	9,633,082	9,196,813	10,264,830
(Accumulated Amortization)		(30,929,664)	(32,472,546)	(32,534,926)	(33,835,452)
Total Assets		838,535,727	779,011,514	857,543,067	805,819,289

			Bank		Consolidated
	Notes	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Current Liabilities		594,642,669	525,480,509	598,591,332	543,486,149
Deposits	17.a	214,983,542	199,067,946	212,838,421	193,424,668
Demand Deposits		29,392,188	20,531,035	29,107,534	18,831,579
Savings Deposits		49,039,857	46,068,346	49,039,857	46,068,346
Interbank Deposits		4,573,086	6,208,067	3,457,996	2,693,812
Time Deposits		131,978,411	126,260,498	131,096,194	125,822,325
Other Deposits		-	-	136,840	8,606
Money Market Funding	17.b	111,939,869	105,464,821	106,248,412	100,334,226
Own Portfolio		97,227,938	89,125,774	91,536,480	84,995,177
Third Parties		8,743,348	15,200,913	8,743,348	14,200,914
Linked to Trading Portfolio Operations		5,968,583	1,138,134	5,968,584	1,138,135
Funds from Acceptance and Issuance of Securities	17.c	60,517,226	38,392,230	51,265,094	40,623,092
Exchange Acceptances		-	-	34,240	563,848
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		42,445,229	33,309,287	43,567,117	34,976,301
Securities Issued Abroad		16,295,922	3,594,692	5,887,662	3,594,692
Funding by Structured Operations Certificates		1,776,075	1,488,251	1,776,075	1,488,251
Interbank Accounts	7	41,756	50,347	369,578	284,373
Receipts and Payments Pending Settlement		-	-	327,822	234,026
Correspondents		41,756	50,347	41,756	50,347
Interbank Accounts		4,019,119	3,465,767	4,019,119	3,465,767
Third-Party Funds in Transit		4,002,824	3,390,759	4,002,824	3,390,759
Internal Transfers of Assets		16,295	75,008	16,295	75,008
Borrowings	17.e	43,870,657	31,997,566	41,322,712	30,317,989
Local Borrowings - Other Institutions		-	-	33,585	51,048
Foreign Borrowings		43,870,657	31,997,566	41,289,127	30,266,941
Domestic Onlendings - Official Institutions	17.e	3,697,638	4,242,194	3,697,638	4,242,194
National Economic and Social Development Bank (BNDES)		1,355,447	1,880,962	1,355,447	1,880,962
Federal Savings and Loan Bank (CEF)		94,725	52,523	94,725	52,523
National Equipment Financing Authority (FINAME)		1,755,646	1,964,224	1,755,646	1,964,224
Other Institutions		491,820	344,485	491,820	344,485
Derivative Financial Instruments	6	3,774,395	3,161,676	10,112,463	11,233,680
Derivative Financial Instruments		3,774,395	3,161,676	10,112,463	11,233,680
Other Payables		151,798,467	139,637,962	168,717,895	159,560,160
Collected Taxes and Other		96,928	113,263	131,179	139,628
Foreign Exchange Portfolio	9	116,991,021	98,835,635	116,991,021	98,835,635
Social and Statutory		8,188,762	4,885,255	8,376,961	5,023,519
Tax and Social Security	18	2,854,815	1,370,300	4,092,434	2,353,531
Trading Account	10	1,063,403	833,498	3,149,991	1,720,297
Subordinated Debt	19	-	9,885,607	-	9,885,607
Debt Instruments Eligible to Compose Capital	20	170,939	-	170,939	-
Others	21	22,432,599	23,714,404	35,805,370	41,601,943

			Bank		Consolidated
	Notes	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Long-Term Liabilities		173,943,594	188,036,778	187,197,923	194,755,017
Deposits	17.a	59,228,624	60,018,496	60,089,570	58,647,576
Interbank Deposits		100,686	371,457	841,294	371,594
Time Deposits		59,127,938	59,647,039	59,248,276	58,275,982
Money Market Funding	17.b	17,692,578	31,485,359	17,692,578	31,485,358
Own Portfolio		159,745	183,048	159,745	183,048
Linked to Trading Portfolio Operations		17,532,833	31,302,311	17,532,833	31,302,310
Funds from Acceptance and Issuance of Securities	17.c	31,062,142	38,879,874	34,697,521	41,490,139
Exchange Acceptances		-	-	1,557,513	755,047
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		26,271,049	36,799,955	28,644,786	38,655,173
Securities Issued Abroad		3,123,591	921,955	2,827,720	921,955
Funding by Structured Operations Certificates		1,667,502	1,157,964	1,667,502	1,157,964
Borrowings	17.e	1,788,469	2,308,035	1,802,272	2,353,557
Local Borrowings - Other Institutions		-	-	13,803	45,522
Foreign Borrowings		1,788,469	2,308,035	1,788,469	2,308,035
Domestic Onlendings - Official Institutions	17.e	8,056,939	9,025,052	8,056,939	9,025,052
National Economic and Social Development Bank (BNDES)		4.897.785	4,897,785	5,527,075	4,897,785
Federal Savings and Loan Bank (CEF)		68,325	77,152	68,325	77,152
National Equipment Financing Authority (FINAME)		3,063,173	3,419,497	3,063,173	3,419,497
Other Institutions		27,656	1,328	27,656	1,328
Derivative Financial Instruments	6	10,208,817	7,522,291	10,510,899	7,666,723
Derivative Financial Instruments		10,208,817	7,522,291	10,510,899	7,666,723
Other Payables		45,906,025	38,797,671	54,348,144	44,086,612
Foreign Exchange Portfolio	9	1,004,861	1,509,828	1,004,861	1,509,828
Tax and Social Security	18	3,659,656	2,792,194	4,199,423	3,290,899
Trading Account	10	-	-	557,370	-
Debt Instruments Eligible to Compose Capital	20	10,005,022	9,782,372	10,005,022	9,782,372
Others	21	31,236,486	24,713,277	38,581,468	29,503,513

Deferred Income		261,741	264,978	285,219	337,046
Deferred Income		261,741	264,978	285,219	337,046

Stockholders' Equity	23	69,687,723	65,229,249	69,773,232	65,233,743
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		197,369	140,707	194,115	142,414
Profit Reserves		12,909,736	9,620,554	12,986,778	9,623,341
Adjustment to Fair Value		261,753	(1,070,580)	273,474	(1,070,580)
(-) Treasury Shares		(681,135)	(461,432)	(681,135)	(461,432)

Non Controlling Interest	23.f	-	-	1,695,361	2,007,334

Total Stockholders' Equity		69,687,723	65,229,249	71,468,593	67,241,077

Total Liabilities		838,535,727	779,011,514	857,543,067	805,819,289

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

				Bank			Consolidated
	Notes	07/01 to 12/31/2019	01/01 to 12/31/2019	01/01 to 12/31/2018	07/01 to 12/31/2019	01/01 to 12/31/2019	01/01 to 12/31/2018
Income Related to Financial Operations		39,735,104	74,721,192	70,682,676	43,268,493	82,740,412	79,322,078
Loan Operations		22,279,358	42,352,541	42,274,465	29,220,790	55,491,261	55,191,343
Leasing Operations		-	-	-	187,937	359,013	318,794
Securities Transactions	6.a	15,583,626	28,749,086	28,174,288	13,458,411	24,912,162	23,834,787
Derivatives Transactions		517,180	(2,509,211)	(4,897,778)	76,505	(3,213,924)	(5,183,851)
Foreign Exchange Operations		(450,619)	2,308,073	1,354,843	(1,493,477)	1,345,226	1,361,024
Operations of Sale or Transfer of Financial Assets		-	-	-	-	-	-
Compulsory Deposits		1,805,559	3,820,703	3,776,858	1,818,327	3,846,674	3,799,981
Expenses on Financial Operations		(29,270,385)	(50,096,357)	(49,934,547)	(29,892,026)	(51,759,742)	(52,383,179)
Funding Operations Market	17.d	(16,047,574)	(30,172,230)	(31,690,413)	(15,163,976)	(29,214,553)	(30,642,814)
Borrowings and Onlendings Operations		(4,827,783)	(6,309,687)	(7,496,709)	(4,838,778)	(6,265,632)	(8,873,738)
Leasing Operations		-	-	-	-	-	-
Operations of Sale or Transfer of Financial Assets		(165,396)	(182,779)	(141,814)	(181,613)	(213,304)	(182,265)
Allowance for Loan Losses	8.f	(8,229,632)	(13,431,661)	(10,605,611)	(9,707,659)	(16,066,253)	(12,684,362)
Gross Income Related to Financial Operations		10,464,719	24,624,835	20,748,129	13,376,467	30,980,670	26,938,899

Other Operating Revenues (Expenses)		(6,084,964)	(10,102,631)	(8,302,558)	(7,993,959)	(14,218,790)	(12,237,964)
Banking Service Fees	26	5,210,434	10,252,006	9,476,742	6,810,932	13,597,719	12,487,253
Income Related to Bank Charges	26	2,247,368	4,416,991	4,045,268	2,602,806	5,086,733	4,798,003
Personnel Expenses	27	(3,500,752)	(6,786,496)	(6,960,989)	(4,023,856)	(7,761,299)	(7,753,353)
Other Administrative Expenses	28	(5,375,487)	(10,318,009)	(9,627,874)	(6,324,679)	(12,142,730)	(11,145,393)
Tax Expenses	29	(1,636,041)	(3,228,943)	(2,778,602)	(2,244,869)	(4,570,928)	(3,800,585)
Investments in Affiliates and Subsidiaries	14	1,115,368	2,724,415	2,610,560	22,644	44,364	18,912
Other Operating Revenues	30	3,063,107	4,288,089	3,483,030	3,567,967	5,193,964	4,179,090
Other Operating Expenses	31	(7,208,961)	(11,450,684)	(8,550,693)	(8,404,904)	(13,666,613)	(11,021,891)
Operating Income		4,379,755	14,522,204	12,445,571	5,382,508	16,761,880	14,700,935

Non-Operating Income	32	87,992	102,588	205,095	119,861	8,479	193,059

Income Before Taxes on Income and Profit Sharing		4,467,747	14,624,792	12,650,666	5,502,369	16,770,359	14,893,994
Income Tax and Social Contribution	33	3,464,430	1,020,710	996,576	2,874,319	(462,073)	(735,151)
Provision for Income Tax		217,971	(1,061,570)	(313,687)	(281,055)	(2,396,580)	(1,258,444)
Provision for Social Contribution Tax		40,398	(729,267)	(191,751)	(184,615)	(1,335,965)	(818,209)
Deferred Tax Credits		3,206,061	2,811,547	1,502,014	3,339,989	3,270,472	1,341,502
Profit Sharing		(715,334)	(1,557,012)	(1,480,848)	(809,608)	(1,734,870)	(1,612,027)
Non Controlling Interest	23.f	-	-	-	(211,266)	(392,429)	(380,671)
Net Income		7,216,843	14,088,490	12,166,394	7,355,814	14,180,987	12,166,145

Number of Shares (Thousands)	23.a	7,498,531	7,498,531	7,498,531
$)		962.43	1,878.83	1,622.50

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2019       25

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated.

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2017		57,000,000	172,398	2,505,285	1,548,875	1,030,563	89,648	(2,704,383)	-	(148,440)	59,493,946
Employee Benefit Plans		-	-	-	-	-	-	(366,660)	-	-	(366,660)
Treasury Shares		-	-	-	-	-	-	-	-	(312,304)	(312,304)
Result of Treasury Shares	23.d	-	(15,868)	-	-	-	-	-	-	-	(15,868)
Reservations for Share - Based Payment		-	(15,823)	-	-	-	-	-	-	-	(15,823)
Emission costs of Treasury Shares		-	-	-	-	855,409	24,843	-	-	-	880,252
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	-	-	-	-	(688)	(688)
Net Income		-	-	-	-	-	-	-	12,166,394	-	12,166,394
Allocations:
Legal Reserve	23.c	-	-	608,320	-	-	-	-	(608,320)	-	-
Dividends	23.b	-	-	-	-	-	-	-	(2,520,000)	-	(2,520,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(4,080,000)	-	(4,080,000)
Reserve for Dividend Equalization	23.c	-	-	-	4,958,074	-	-	-	(4,958,074)	-	-
Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Changes in the Period		-	(31,691)	608,320	4,958,074	855,409	24,843	(366,660)	-	(312,992)	5,735,303

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Employee Benefit Plans		-	-	-	-	-	-	(679,298)	-	-	(679,298)
Treasury Shares		-	-	-	-	-	-	-	-	(218,814)	(218,814)
Treasury Shares Result	23.d	-	5,796	-	-	-	-	-	-	-	5,796
Reservations for Share - Based Payment		-	50,866	-	-	-	-	-	-	-	50,866
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	2,034,742	(23,111)	-	-	-	2,011,631
Restructuring of Capital		-	-	-	-	-	-	-	-	(889)	(889)
Net Income		-	-	-	-	-	-	-	14,088,490	-	14,088,490
Allocations:
Legal Reserve	23.c	-	-	704,459	-	-	-	-	(704,459)	-	-
Dividends	23.b	-	-	-	-	-	-	-	(6,790,000)	-	(6,790,000)
Interest on capital	23.b	-	-	-	-	-	-	-	(4,010,000)	-	(4,010,000)
Reserve for Dividend Equalization	23.c	-	-	-	2,584,723	-	-	-	(2,584,723)	-	-
Others		-	-	-	-	-	-	-	692	-	692
Balances as of December 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Changes in the Period		-	56,662	704,459	2,584,723	2,034,742	(23,111)	(679,298)	-	(219,703)	4,458,474

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of June 30, 2019		57,000,000	109,479	3,457,187	11,035,704	3,331,318	93,648	(3,872,726)	-	(614,808)	70,539,802
Employee Benefit Plans		-	-	-	-	-	-	122,385	-	-	122,385
Treasury Shares		-	-	-	-	-	-	-	-	(66,966)	(66,966)
Treasury Shares Result	23.d	-	1,898	-	-	-	-	-	-	-	1,898
Reservations for Share - Based Payment		-	85,992	-	-	-	-	-	-	-	85,992
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	589,396	(2,268)	-	-	-	587,128
Emission costs of Treasury Shares		-	-	-	-	-	-	-	-	639	639
Net Income		-	-	-	-	-	-	-	7,216,843	-	7,216,843
Allocations:		-	-	-	-	-	-	-	-	-	-
Legal Reserve	23.c	-	-	360,877	-	-	-	-	(360,877)	-	-
Dividends	23.b	-	-	-	-	-	-	-	(6,790,000)	-	(6,790,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(2,010,000)	-	(2,010,000)
Reserve for Dividend Equalization	23.c	-	-	-	(1,944,034)	-	-	-	1,944,034	-	-
Others		-	-	-	-	-	-	-	-	-	-
Balances as of December 31, 2019		57,000,000	197,369	3,818,064	9,091,670	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,721
Changes in the Period		-	87,890	360,877	(1,944,034)	589,396	(2,268)	122,385	-	(66,327)	(852,081)

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated.

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2017		57,000,000	174,616	2,505,286	1,552,664	1,030,563	89,648	(2,704,383)	-	(148,440)	59,499,954	1,711,098	61,211,052
Employee Benefit Plans		-	-	-	-	-	-	(366,660)	-	-	(366,660)	-	(366,660)
Treasury Shares		-	-	-	-	-	-	-	-	(312,304)	(312,304)	-	(312,304)
Result of Treasury Shares		-	(15,868)	-	-	-	-	-	-	-	(15,868)	-	(15,868)
Reservations for Share - Based Payment		-	(16,334)	-	-	-	-	-	-	-	(16,334)	-	(16,334)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	855,409	24,843	-	-	-	880,252	-	880,252
Emission Costs of Treasury Shares		-	-	-	-	-	-	-	-	(688)	(688)	-	(688)
Net Income		-	-	-	-	-	-	-	12,166,145	-	12,166,145	-	12,166,145
Allocations:
Legal Reserve	23.c	-	-	608,320	-	-	-	-	(608,320)	-	-	-	-
Dividends	23.b	-	-	-	-	-	-	-	(2,520,000)	-	(2,520,000)	-	(2,520,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(4,080,000)	-	(4,080,000)	-	(4,080,000)
Reserve for Dividend Equalization	23.c	-	-	-	4,958,074	-	-	-	(4,958,074)	-	-	-	-
Unrealized Profit		-	-	-	(1,003)	-	-	-	249	-	(754)	-	(754)
Non Controlling Interest Results	23.f	-	-	-	-	-	-	-	-	-	-	296,236	296,236
Others		-	-	-	-	-	-	-	-	-	-	-	-
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,007,334	67,241,077
Changes in the Period		-	(32,202)	608,320	4,957,071	855,409	24,843	(366,660)	-	(312,992)	5,733,789	296,236	6,030,025

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,007,334	67,241,077
Employee Benefit Plans		-	-	-	-	-	-	(679,299)	-	-	(679,299)	-	(679,299)
Treasury Shares		-	-	-	-	-	-	-	-	(218,814)	(218,814)	-	(218,814)
Result of Treasury Shares		-	5,795	-	-	-	-	-	-	-	5,795	-	5,795
Reservations for Share - Based Payment		-	45,906	-	-	-	-	-	-	-	45,906	-	45,906
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	2,046,464	(23,111)	-	-	-	2,023,353	-	2,023,353
Restructuring of Capital		-	-	-	-	-	-	-	-	(889)	(889)	-	(889)
Net Income		-	-	-	-	-	-	-	14,180,987	-	14,180,987	-	14,180,987
Allocations:
Legal Reserve	23.c	-	-	704,459	-	-	-	-	(704,459)	-	-	-	-
Dividends	23.b	-	-	-	-	-	-	-	(6,790,000)	-	(6,790,000)	-	(6,790,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(4,010,000)	-	(4,010,000)	-	(4,010,000)
Reserve for Dividend Equalization	23.c	-	-	-	2,584,721	-	-	-	(2,584,721)	-	-	-	-
Non Realized Gains		-	-	-	74,257	-	-	-	(92,497)	-	(18,240)	-	(18,240)
Non Controlling Interest Results	23.f	-	-	-	-	-	-	-	-	-	-	(311,973)	(311,973)
Others		-	-	-	-	-	-	-	690	-	690	-	690
Balances as of December 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Changes in the Period		-	51,701	704,459	2,658,978	2,046,464	(23,111)	(679,299)	-	(219,703)	4,539,489	(311,973)	4,227,516

Profit Reserves	Adjustment to Fair Value

					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of June 30, 2019		57,000,000	111,035	3,457,188	10,992,246	3,331,318	97,516	(3,872,726)	-	(614,808)	70,501,769	1,760,123	72,261,892
Employee Benefit Plans		-	-	-	-	-	-	122,384	-	-	122,384	-	122,384
Treasury Shares		-	-	-	-	-	-	-	-	(66,966)	(66,966)	-	(66,966)
Result of Treasury Shares		-	1,897	-	-	-	-	-	-	-	1,897	-	1,897
Reservations for Share - Based Payment		-	81,183	-	-	-	-	-	-	-	81,183	-	81,183
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	601,118	(2,268)	-	-	-	598,850	-	598,850
Restructuring of Capital		-	-	-	-	-	-	-	-	(889)	(889)	-	(889)
Net Income		-	-	-	-	-	-	-	7,355,814	1,528	7,357,342	-	7,357,342
Allocations:
Legal Reserve	23.c	-	-	360,877	-	-	-	-	(365,467)	-	(4,590)	-	(4,590)
Dividends	23.b	-	-	-	-	-	-	-	(6,790,000)	-	(6,790,000)	-	(6,790,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(2,010,000)	-	(2,010,000)	-	(2,010,000)
Reserve for Dividend Equalization	23.c	-	-	-	(1,944,034)	-	-	-	1,944,034	-	-	-	-
Non Realized Gains		-	-	-	120,501	-	(3,868)	-	(134,381)	-	(17,748)	-	(17,748)
Non Controlling Interest Results	23.f	-	-	-	-	-	-	-	-	-	-	(64,762)	(64,762)
Others		-	-	-	-	-	-	-	-	-	-	-	-
Balances as of December 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Changes in the Period		-	83,080	360,877	(1,823,533)	601,118	(6,136)	122,384	-	(66,327)	(728,537)	(64,762)	(793,299)

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
CASH FLOW STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

			Bank			Consolidated
	Notes	01/07 to 12/31/2019	01/01 to 12/31/2019	01/01 to 12/31/2018	9'01/07 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018
Operational Activities
Net Income		7,216,843	14,088,490	12,166,394	7,355,815	14,180,987	12,166,145
Adjustment to Net Income		7,093,953	11,835,376	11,741,129	9,895,154	17,725,239	17,499,890
Allowance for Loan Losses	8.f	8,229,632	13,431,661	10,605,611	9,707,659	16,066,253	12,684,362
Provision for Legal Proceedings and Administrative and Legal Obligations	22.c	699,104	1,584,617	1,739,141	836,896	1,826,305	1,810,133
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	22.c	232,095	481,577	1,025,323	282,439	586,692	1,196,485
Deferred Tax Credits and Liabilities		(3,152,562)	(3,220,298)	(1,466,140)	(3,420,517)	(3,749,750)	(1,305,168)
Equity in Affiliates and Subsidiaries	14	(1,115,368)	(2,724,415)	(2,610,560)	(22,644)	(44,364)	(18,912)
Depreciation and Amortization	28	1,138,486	2,217,366	2,008,195	1,427,702	2,778,756	2,540,211
Recognition (Reversal) Allowance for Other Assets Losses	32	(48,006)	(46,292)	(114,680)	(83,078)	36,852	(114,834)
Gain (Loss) on Sale of Other Assets	32	(53,429)	(60,002)	(87,408)	(67,947)	(69,058)	(57,618)
Gain (Loss) on Impairment of Assets	32	110,331	110,466	341,006	110,331	110,466	341,006
Gain (Loss) on Sale of Investments	32	-	-	45	(1,888)	(6,257)	(13,256)
Provision for Financial Guarantees	30&31	(9,851)	(35,333)	(110,962)	(9,851)	(35,333)	(110,962)
Monetary Adjustment of Escrow Deposits	30	(213,127)	(501,067)	(554,851)	(252,250)	(582,282)	(674,458)
Recoverable Taxes	30	(113,648)	(148,173)	(164,515)	(132,718)	(185,403)	(225,023)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(7,853)	99	-	(7,853)	99	-
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		1,318,236	614,174	1,173,757	1,318,236	614,174	1,173,757
Others		79,913	130,996	(42,833)	210,637	378,089	274,167
Changes on Assets and Liabilities		(17,300,417)	(20,021,280)	(15,757,532)	(10,939,464)	(15,966,358)	(21,623,460)
Decrease (Increase) in Interbank Investments		(12,860,472)	(4,051,571)	(18,619,923)	1,052,267	11,666,505	(7,673,633)
Decrease (Increase) in Securities and Derivative Financial Instruments		12,025,382	9,445,129	11,492,965	10,259,262	7,329,574	(22,807,413)
Decrease (Increase) in Lending and Leasing Operations		(23,589,535)	(38,153,003)	(23,880,061)	(30,729,660)	(49,807,706)	(35,551,587)
Decrease (Increase) in Deposits on Central Bank of Brazil		5,242,929	504,700	(7,241,688)	5,194,168	439,375	(7,321,357)
Decrease (Increase) in Other Receivables		(6,829,311)	(24,940,850)	(42,392,925)	(5,806,536)	(27,559,203)	(42,700,073)
Decrease (Increase) in Other Assets		53,857	219,922	(121,468)	47,731	206,371	(136,751)
Net Change on Other Interbank and Interbranch Accounts		1,149,795	1,394,199	(3,939,116)	(497,454)	3,376,796	(3,406,138)
Increase (Decrease) in Deposits		2,201,651	15,125,724	29,118,379	4,672,472	20,855,747	48,540,101
Increase (Decrease) in Money Market Funding		22,255,410	(7,317,732)	(5,757,262)	21,425,141	(7,878,594)	1,857,567
Increase (Decrease) in Borrowings		(7,216,017)	8,473,611	(5,340,800)	(7,423,944)	7,573,524	(6,002,508)
Increase (Decrease) in Other Liabilities		(8,996,571)	20,786,356	51,733,148	(7,649,080)	21,208,685	55,967,367
Increase (Decrease) in Change in Deferred Income		29,091	(3,236)	(88,237)	5,438	(51,826)	(106,991)
Income Tax Recovered/(Paid)		(766,626)	(1,504,529)	(720,544)	(1,489,269)	(3,325,606)	(2,282,044)
Net Cash Provided by (Used in) Operational Activities		(2,989,621)	5,902,586	8,149,991	6,311,505	15,939,868	8,042,575
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	14	(1,907,250)	(2,613,249)	(1,278,052)	-	-	(36,051)
Purchase of Investment		-	-	(202)	-	-	(202)
Purchase of Fixed Assets		(777,574)	(1,447,680)	(1,265,380)	(1,056,862)	(2,000,335)	(1,492,668)
Purchase of Intangible Assets		(1,263,751)	(1,826,828)	(754,305)	(1,355,440)	(1,997,301)	(863,057)
Net Cash Received on Sale/Reduction of Investments		-	-	1,649	1,830	6,630	15,133
Acquisition of Minority Residual Interest in Subsidiary	37.e	-	(1,291,630)	-	(8,000)	(1,299,630)	-
Acquisition of Affiliates, less Net Cash in acquisition		-	-	(111,224)	-	-	(111,224)
Acquisition of Temporary Investments		-	-	-	(55,244)	(55,244)	-
Proceeds from Assets not in Use		468,099	752,653	493,272	545,349	841,626	438,921
Proceeds from Property for Own Use		1,772	16,060	157,118	42,936	65,079	181,157
Proceeds from Affiliates and Subsidiaries		7,254	7,254	-	7,254	7,254	-
Dividends and Interest on Capital Received		163,261	1,299,937	1,170,871	5,374	58,181	80,423
Net Cash Provided by (Used in) Investing Activities		(3,308,189)	(5,103,483)	(1,586,253)	(1,872,803)	(4,373,740)	(1,787,566)
Financing Activities
Purchase of Own Share	23.d	(66,966)	(218,814)	(312,304)	(66,966)	(218,814)	(312,304)
Issuance of Long - Term Emissions		15,805,956	45,052,823	73,765,081	30,762,745	61,352,968	75,827,431
Long - Term Payments		(6,695,507)	(32,930,091)	(78,903,009)	(31,227,803)	(58,630,040)	(80,849,845)
Subordinated Debts - Payments		-	(9,924,747)	(544,566)	-	(9,924,747)	(544,566)
Debt Instruments Eligible to Compose Capital - Issuance		-	-	9,347,750	-	-	9,347,750
Debt Instruments Eligible to Compose Capital - Payments		-	(328,892)	(683,783)	-	(328,892)	(683,783)
Dividends and Interest on Capital Paid		(1,693,921)	(6,882,799)	(6,042,340)	(1,692,815)	(7,010,117)	(6,125,989)
Increase (decrease) in Minority Interest		-	-	-	(111,577)	(389,087)	(239,038)
Capital Increase in Controlled Companies Held by Minority Interest	14	-	-	-	-	100,000	98,000
Net Cash Provided by (Used in) Financing Activities		7,349,562	(5,232,520)	(3,373,171)	(2,336,416)	(15,048,729)	(3,482,344)
Exchange Variation on Cash and Cash Equivalents		7,853	(99)	-	7,853	(99)	2,772,665
Increase (Decrease) in Cash and Cash Equivalents		1,059,605	(4,433,516)	3,190,567	2,110,139	(3,482,700)	5,545,330
Cash and Cash Equivalents at the Beginning of Period	4	20,361,827	25,854,948	22,664,381	19,693,143	25,285,982	22,513,317
Cash and Cash Equivalents at the End of Period	4	21,421,432	21,421,432	25,854,948	21,803,282	21,803,282	25,285,982

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2019       32

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank				Consolidated
		01/01 to 12/31/2019				01/01 to 12/31/2019		01/01 to 12/31/2018
	Notes			01/01 to 12/31/2018
Income Related to Financial Operations		74,721,192		70,682,676		82,740,412		79,322,078
Income Related to Bank Charges and Banking Service Fees	26	14,668,997		13,522,010		18,684,452		17,285,256
Allowance for Loans Losses	8.f	(13,431,661)		(10,605,611)		(16,066,253)		(12,684,362)
Other Revenues and Expenses		(6,949,541)		(3,019,548)		(8,353,704)		(4,967,234)
Financial Expenses		(36,664,696)		(39,328,936)		(35,693,489)		(39,698,817)
Third-party Input		(4,841,695)		(7,251,461)		(5,780,462)		(8,215,864)
Materials, Energy and Others		(255,961)		(250,930)		(269,660)		(259,315)
Third-Party Services	28	(1,951,254)		(1,863,132)		(2,483,282)		(2,307,222)
Impairment of Assets	31	(110,466)		(341,006)		(110,466)		(341,006)
Others		(2,524,014)		(4,796,393)		(2,917,054)		(5,308,321)
Gross Added Value		27,502,596		23,999,130		35,530,956		31,041,057
Retentions
Depreciation and Amortization	28	(2,217,366)		(2,008,195)		(2,778,756)		(2,540,211)
Added Value Produced Net		25,285,230		21,990,935		32,752,200		28,500,846
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	14	2,724,415		2,610,560		44,364		18,912
Added Value to Distribute		28,009,645		24,601,495		32,796,564		28,519,758
Added Value Distribution
Employee		7,619,942	27.2%	7,537,255	30.6%	8,626,450	26.4%	8,342,766	29.3%
Compensation	27	3,978,454		4,034,284		4,438,158		4,502,333
Benefits	27	1,351,522		1,304,875		1,537,821		1,436,272
Government Severance Indemnity Funds for Employees - FGTS		430,344		394,537		504,626		450,808
Others		1,859,622		1,803,559		2,145,845		1,953,353
Taxes and Contributions		5,523,566	19.7%	4,188,622	17.0%	8,795,568	26.8%	6,899,852	24.2%
Federal		4,900,468		3,471,911		7,707,230		5,948,445
State		855		913		993		1,057
Municipal		622,243		715,798		1,087,345		950,350
Compensation of Third-Party Capital - Rental	28	777,648	2.8%	709,224	2.9%	801,130	2.4%	730,324	2.5%
Remuneration of Interest on Capital		14,088,489	50.3%	12,166,394	49.5%	14,573,416	44.4%	12,546,816	44.0%
Dividends	23.b	6,790,000		600,000		6,790,000		600,000
Interest on Equity	23.b	4,010,000		600,000		4,010,000		600,000
Profit Reinvestment		3,288,489		10,966,394		4,165,845		11,727,487
Participation Results of Non-Controlling Stockholders	23.f	-		-		(392,429)		(380,671)
Total		28,009,645	100.0%	24,601,495	100.0%	32,796,564	100.0%	28,519,758	100.0%

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2019       33

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

1.            General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerate (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with head headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia – São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange. Through its subsidiaries, the Bank also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, consumer finance, payroll-deductible loans, digital platforms, management and recovery of non-performing loans, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2.            Presentation of Financial Statements

The financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management. The consolidated financial statements include the Bank and its subsidiaries indicated in Note 14 and investment funds, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

Investment Funds Consolidated

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

•         Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobi) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (5);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo   Investimento Ipanema NPL V) (6);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (7); and

•         Fundo de Investimento em Direitos Creditórios Atacado – Não Padrozinado(8).

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 14) owns 100% of its subordinated shares.

(2)     Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(3)     Banco Santander figured as lender of certain delayed debts (loans) for which had real assets as guarantees. The process of credit recovery consists in converted into capital contributions by the Real Estate Fund in conjunction transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments. The Extraordinary General Meeting held on October 30, 2018 approved the change of the name of BRL V - Fundo de Investimento Imobiliário – FII to Prime 16 – Fundo de Investimento Imobiliário.

(4)     Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(5)     This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Atual Securitizadora) (Note 14), company controlled by the Bank, holds 100% of the fund´s shares.

(6)     This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Note 14).

(7)     This fund started to be consolidated in November 2018 and is controlled by Banco Bandepe S.A. (Note 14).

(8)     This fund started to be consolidated in June 2019 and is controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Note 14).

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities and non-controlling stockholders participation are stated separately in stockholders’ equity and in the income  statements.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

In 2019, the balances of the headings referring to the result of (i) Loan Operations, (ii) Income from Foreign Exchange Operations, (iii) Market Funding Operations and (iv) Securities transactions, which make the “Gross Income Related to Financial Operations” were reclassified in counterpart to the headlines of Other Operations Revenues and Other Operations Expenses for better presentation. In consequence, the balances of 2018 were represented to keep the comparability.

In 2019, the balances of the headings referring to Other Administrative Expenses and Other Operating Expenses were reclassified for better presentation. The balances that refers to reclassified counts were immaterial in other periods.

These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

The Board of Directors authorized the issuance of the Financial Statements of the exercise ended December 31, 2019 at the meeting held on January 28, 2020.

The consolidated interim financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the exercise ended on December 31, 2019 will be disclosed in a legal term, at the website www.santander.com.br/ri.

3.            Significant Accounting Policies

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes, calculated at official rates and rates, pro rata on assets and liabilities adjusted up to the balance sheet date.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution nº 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2019. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander and its subsidiaries, including its overseas subsidiary and branch.

Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

•         Assets and liabilities are converted at the exchange rate on the balance sheet date; and

•         Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values (fair value) or realization.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as funded position in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

According to the Bacen rule Circular 3,068, securities are stated and classified into the following categories and accounting evaluation:

    I.   Trading securities;

   II.   Available-for-sale securities; and

  III.   Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1)   The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2)   A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

According to the Bacen rule Circular 3,082 derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, as self-employed, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

I.   Fair value hedge; and

II.    Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the valuation or devaluation is recorded as a contra entry to the appropriate income or expense account, net of tax effects, in the income for the period; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

We don’t have net investment hedge in foreign operations as defined by the resolution CMN nº 4,524.

h) Minimum Requirements in the Process of Financial Instruments Valuation (Securities and Derivatives Financial Instruments)

The CMN Resolution nº 4,277 of October 31, 2013 (required since June 30, 2015) provides the minimum requirements to be observed in the process of financial instruments valuation measured at market value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution includes:

a)     Securities classified as trading and available-for-sale, according to the Central Bank´s Circular 3,068 of November 8, 2001;

b)     Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c)     Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN nº 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, observing the prudential, relevance and reliability criteria. This review includes, among other factors, the credit risk spread in the registration of the market value of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending, leasing, advances on exchange contracts and other loans with credit characteristics.  It is stated at present value, considering the indexes, interest rates and charges agreed, calculated  on a daily pro rata basis through the end of the reporting period. The revenue recognition only occurs when it is actually received for lending operations past due over 60 days.

Normally, the Bank writes off loans losses when they are past due over 360 days. In the case of long-term credit operations (over 3 years) their losses are written off when they complete 540 days late. Credit operations written of as loss are recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The financial assets involved in credit operations sold without risk retention are written off from the balance sheet, which are now kept in the compensation account. The results of these sales are fully recognized when they are realized.

Since January 2012, as required by CMN Resolution nº 3,533/2008 and Resolution nº 3,895/2010, all credit operations sold with substancial risk retention will have their results (profit or loss) recognized by the remaining terms of operations, and financial assets involved in these sales shall remain registered as loans and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on the analysis of outstanding loans and advances (past-due and current), past experience, future expectations, specific portfolio risks, and Management´s risk assessment policy for recognizing allowances, as established by CMN Resolution nº 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit in accordance to the terms of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution nº 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

l) Permanent Assets

They are stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and evaluated considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments results in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.

Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

l.2) Fixed Assets

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized until 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are mainly recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being constituted based on the actuarial calculations for traditionals types of plans.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

•       Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the basic yield rate of savings account - Basic Reference Rate (TR);

•       Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

•       Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

•       Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund during the duration of the beneficiary's employment contract, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits might cost more than estimated.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses not recognized (actuarial deficit) will occur, with the counterpart in a equity´s account (other valuation adjustments).

Main Definitions

-      The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

-      Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

-      The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

-      Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

-      Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-      The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 31) and personnel expenses (Note 27).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

Variable Compensation Referenced in Shares

In addition to managers, all employees in position of risk takers receive at least 40% of their variable compensation deferred by at least three years and 50% of the total variable compensation in shares (SANB11), conditioned to their permanence in the Group throughout the duration of the plan.

The plan is subject to Malus and Clawbackclauses application, according to which deferred installment of variable compensation may be reduced or canceled in the event of non-compliance internal rules and exposure to excessive risks.

The fair value of the shares is calculated by the average of the final daily quotation of the shares in the last 15 (fifteen) trading sessions immediately preceding the first business day of the granting month.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 17.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

The relevant details of the nature of these compound instruments issued are described in Note 20.

q) Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 22.h) and for proceedings for which the risk of loss is remote, no disclosure is made.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 15% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The rate of Social Contribution Tax on Net Profit (CSLL), for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled.

According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Interest on shareholders' equity

Published on December 19, 2018, effective as of January 1, 2019, the CMN Resolution nº 4,706 has prospective application and determines procedures for the accounting of capital remuneration. The Resolution decides that Interest on Shareholders 'Equity should be recognized as soon as they are declared or proposed and thus constitute a present obligation at the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

u) Impairment of Assets

The financial and non-financial assets are valued at the end of each period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

v) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

w) Minority Interest

The non-controlling interests (minority interests) is recorded in a separate equity account of the controlling entity in the consolidated financial statements.

x) Financial Guarantees

CMN Resolution nº 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically.

y) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

•       Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and;

•       Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4.            Cash and Cash Equivalents

			Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017
Cash	9,543,649	11,358,459	11,148,561	9,924,644	11,629,112	11,148,561
Interbank Investments	11,877,783	14,496,489	11,515,820	11,519,019	13,656,870	11,515,820
Money Market Investments	110,746	4,925,769	603,408	110,746	4,925,769	603,408
Interbank Deposits	1,465,065	1,702,653	1,498,280	1,105,446	862,449	1,498,280
Foreign Currency Investments	10,301,972	7,868,067	9,414,132	10,302,827	7,868,652	9,414,132
Total	21,421,432	25,854,948	22,664,381	21,443,663	25,285,982	22,664,381

5.            Interbank Investments

Bank
				12/31/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	12,524,930	16,178,435	-	28,703,365	45,325,687
Own Portfolio	192,060	629,365	-	821,425	2,335,670
Financial Treasury Bills - LFT	10,500	-	-	10,500	9,017
National Treasury Bills - LTN	-	-	-	-	703,522
National Treasury Notes - NTN	181,560	629,365	-	810,925	1,623,131
Third-party Portfolio	2,696,273	6,315,430	-	9,011,703	14,673,484
National Treasury Bills - LTN	90,481	366,946	-	457,427	3,787,598
National Treasury Notes - NTN	2,605,792	5,948,484	-	8,554,276	10,885,886
Sold Position	9,636,597	9,233,640	-	18,870,237	28,316,533
National Treasury Bills - LTN	1,581,112	1,325,522	-	2,906,634	10,073,521
National Treasury Notes - NTN	8,055,485	7,908,118	-	15,963,603	18,243,012
Interbank Deposits	8,963,011	34,267,107	33,694,075	76,924,193	61,302,911
Foreign Currency Investments	10,301,972	-	-	10,301,972	7,868,067
Total	31,789,913	50,445,542	33,694,075	115,929,530	114,496,665

Consolidated
				12/31/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	12,524,930	16,178,435	-	28,703,365	44,825,827
Own Portfolio	192,060	629,365	-	821,425	2,835,809
Financial Treasury Bills - LFT	10,500	-	-	10,500	9,017
National Treasury Bills - LTN	-	-	-	-	1,703,521
National Treasury Notes - NTN	181,560	629,365	-	810,925	1,123,271
Third-party Portfolio	2,696,273	6,315,430	-	9,011,703	13,673,485
National Treasury Bills - LTN	90,481	366,946	-	457,427	2,787,599
National Treasury Notes - NTN	2,605,792	5,948,484	-	8,554,276	10,885,886
Sold Position	9,636,597	9,233,640	-	18,870,237	28,316,533
National Treasury Bills - LTN	1,581,112	1,325,522	-	2,906,634	10,073,521
National Treasury Notes - NTN	8,055,485	7,908,118	-	15,963,603	18,243,012
Interbank Deposits	1,772,382	1,792,821	796,099	4,361,302	4,117,752
Foreign Currency Investments	10,302,827	-	-	10,302,827	7,868,652
Total	24,600,139	17,971,256	796,099	43,367,494	56,812,231

6.            Securities and Derivatives Financial Instruments

a) Securities

I) By Category

Bank
				12/31/2019	12/31/2018
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	32,253,607	304,289	-	32,557,896	47,827,195
Government Securities	30,520,460	235,174	-	30,755,634	47,282,124
Private Securities	1,733,147	69,115	-	1,802,262	545,071
Available-for-Sale Securities	110,100,666	3,137,823	5,233,105	118,471,594	106,498,971
Government Securities	81,849,270	3,059,699	4,617,664	89,526,633	82,478,707
Private Securities	28,251,396	78,124	615,441	28,944,961	24,020,264
Held-to-Maturity Securities	11,739,597	-	-	11,739,597	11,256,327
Government Securities	11,275,488	-	-	11,275,488	11,256,327
Private Securities	464,109	-	-	464,109	-
Total Securities	154,093,870	3,442,112	5,233,105	162,769,087	165,582,493

Consolidated
				12/31/2019	12/31/2018
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	35,309,995	667,476	-	35,977,471	54,001,557
Government Securities	32,560,212	598,361	-	33,158,573	51,909,118
Private Securities	2,749,783	69,115	-	2,818,898	2,092,439
Available-for-Sale Securities	119,767,975	3,137,823	5,390,661	128,296,459	111,179,802
Government Securities	91,108,785	3,059,699	4,775,211	98,943,695	88,337,847
Private Securities	28,659,190	78,124	615,450	29,352,764	22,841,955
Held-to-Maturity Securities	11,739,597	-	-	11,739,597	11,256,327
Government Securities	11,275,488	-	-	11,275,488	11,256,327
Private Securities	464,109	-	-	464,109	-
Total Securities	166,817,567	3,805,299	5,390,661	176,013,527	176,437,686

II) Trading Securities

				Bank			Consolidated
			12/31/2019	12/31/2018			12/31/2019	12/31/2018
		Adjustment				Adjustment
	Amortized	to Fair Value -	Carrying	Carrying	Amortized	to Fair Value -	Carrying	Carrying
Trading Securities	Cost	Income	Amount	Amount	Cost	Income	Amount	Amount
Government Securities	30,520,460	235,174	30,755,634	47,282,124	32,560,212	598,361	33,158,573	51,909,118
Financial Treasury Bills - LFT	3,157,560	1,329	3,158,889	2,158,662	3,529,027	1,329	3,530,356	5,070,617
National Treasury Bills - LTN	6,829,072	9,443	6,838,515	15,633,571	6,829,072	9,443	6,838,515	15,633,571
National Treasury Notes - NTN	20,467,270	220,038	20,687,308	28,976,194	22,135,555	583,225	22,718,780	30,691,233
Agricultural Debt Securities - TDA	66,558	4,364	70,922	126,519	66,558	4,364	70,922	126,519
Brazilian Foreign Debt Notes	-	-	-	387,178	-	-	-	387,178
Private Securities	1,733,147	69,115	1,802,262	545,071	2,749,783	69,115	2,818,898	2,092,439
Shares	-	-	-	4,211	665,075	-	665,075	589,647
Investment Fund Shares	769,229	64,834	834,063	130,528	1,003,234	64,834	1,068,068	-
Investment Fund Real Estate	-	-	-	-	36,067	-	36,067	625
Debentures	443,972	(4,153)	439,819	274,988	443,972	(4,153)	439,819	1,161,466
Certificates of Real Estate Receivables - CRI	22,951	(82)	22,869	-	22,951	(82)	22,869	-
Certificates of Agribusiness Receivables - CRA	14,556	(1,819)	12,737	135,344	14,556	(1,819)	12,737	135,344
Eurobonds	482,439	10,335	492,774	-	482,439	10,335	492,774	-
Bill of Exchange	-	-	-	-	81,489	-	81,489	-
Certificates of Time Deposits - CDB	-	-	-	-	-	-	-	205,357
Total	32,253,607	304,289	32,557,896	47,827,195	35,309,995	667,476	35,977,471	54,001,557

										Bank
										12/31/2019
Trading Securities	Without	Up to		From 3 to		From 1 to		Over
by Maturity	Maturity	3 Months		12 Months		3 Years		3 Years		Total
Government Securities	-	2,677,748	-	3,994,728	-	7,421,246	-	16,661,912	-	30,755,634
Financial Treasury Bills - LFT	-	300,470		1,216,345		546,039		1,096,035		3,158,889
National Treasury Bills - LTN	-	2,061,643		1,795,347		1,401,268		1,580,257		6,838,515
National Treasury Notes - NTN	-	302,097		964,861		5,452,237		13,968,113		20,687,308
Agricultural Debt Securities - TDA	-	13,538		18,175		21,702		17,507		70,922
Private Securities	834,063	1,204		498,196		61,693		407,106		1,802,262
Investment Fund Shares	834,063	-		-		-		-		834,063
Certificates of Real Estate Receivables - CRI	-	-		-		-		22,869		22,869
Debentures	-	1,204		6,127		59,960		372,528		439,819
Certificates of Agribusiness Receivables - CRA	-	-		-		1,474		11,263		12,737
Eurobonds	-	-		492,069		259		446		492,774
Total	834,063	2,678,952		4,492,924		7,482,939		17,069,018		32,557,896

									Consolidated
											12/31/2019
Trading Securities	Without		Up to		From 3 to		From 1 to		Over
by Maturity	Maturity		3 Months		12 Months		3 Years		3 Years		Total
Government Securities	-	-	2,696,290	-	4,001,021	-	7,998,383	-	18,462,879	-	33,158,573
Financial Treasury Bills - LFT	-		319,012		1,222,638		886,601		1,102,105		3,530,356
National Treasury Bills - LTN	-		2,061,643		1,795,347		1,401,268		1,580,257		6,838,515
National Treasury Notes - NTN	-		302,097		964,861		5,688,812		15,763,010		22,718,780
Agricultural Debt Securities - TDA	-		13,538		18,175		21,702		17,507		70,922
Private Securities	1,769,210		1,204		498,196		143,182		407,106		2,818,898
Shares	665,075		-		-		-		-		665,075
Investment Fund Real Estate	36,067		-		-		-		-		36,067
Investment Fund Shares	1,068,068		-		-		-		-		1,068,068
Debentures	-		1,204		6,127		59,960		372,528		439,819
Certificates of Agribusiness Receivables - CRA	-		-		-		1,474		11,263		12,737
Certificates of Real Estate Receivables - CRI	-		-		-		-		22,869		22,869
Eurobonds	-		-		492,069		259		446		492,774
Bill of Exchange	-		-		-		81,489		-		81,489
Total	1,769,210		2,697,494		4,499,217		8,141,565		18,869,985		35,977,471

III) Available-for-Sale Securities

					Bank
				12/31/2019	12/31/2018

	Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Cost	Income	Equity	Amount	Amount
Government Securities	81,849,270	3,059,699	4,617,664	89,526,633	82,478,707
Treasury Certificates - CFT	968	-	197	1,165	1,007
Securitized Credit	-	-	-	-	1,446
Financial Treasury Bills - LFT	11,144,795	-	6,818	11,151,613	9,390,914
National Treasury Bills - LTN	30,025,502	744,442	214,987	30,984,931	36,883,802
National Treasury Notes - NTN (3)	40,678,005	2,315,257	4,395,662	47,388,924	32,338,196
Spanish Foreign Debt Bonds	-	-	-	-	3,863,342
Private Securities	28,251,396	78,124	615,441	28,944,961	24,020,264
Shares	320	-	(260)	60	50
Investment Fund Shares in Participation - FIP	-	-	-	-	23,074
Investment Funds	3,963,540	-	-	3,963,540	1,332,021
Debentures	11,426,545	78,124	410,383	11,915,052	9,871,056
Eurobonds	3,206,532	-	104,663	3,311,195	2,331,017
Promissory Notes - NP	4,617,311	-	79,544	4,696,855	6,625,314
Financial Bills - LF	192,377	-	427	192,804	236,368
Certificates of Real Estate Receivables - CRI	36,067	-	613	36,680	151,618
Rural Product Note - CPR	4,808,704	-	20,071	4,828,775	3,449,746
Total	110,100,666	3,137,823	5,233,105	118,471,594	106,498,971

				Consolidated
				12/31/2019	12/31/2018

	Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Cost	Income	Equity	Amount	Amount
Government Securities	91,108,785	3,059,699	4,775,211	98,943,695	88,337,847
Treasury Certificates - CFT	968	-	197	1,165	1,007
Securitized Credit	-	-	-	-	1,446
Financial Treasury Bills - LFT (2)	16,541,872	-	5,493	16,547,365	12,180,134
National Treasury Bills - LTN	31,492,723	744,442	263,483	32,500,648	37,855,695
National Treasury Notes - NTN (3)	43,073,222	2,315,257	4,506,038	49,894,517	34,436,223
Spanish Foreign Debt Bonds	-	-	-	-	3,863,342
Private Securities	28,659,190	78,124	615,450	29,352,764	22,841,955
Shares	82,647	-	(260)	82,387	5,398
Investment Fund Shares in Participation - FIP	-	-	-	-	23,074
Investment Fund Shares	3,082,832	-	-	3,082,832	156,306
Investment Fund Real Estate	57,522	-	9	57,531	65,983
Debentures	12,575,184	78,124	410,383	13,063,691	9,792,922
Eurobonds	3,206,532	-	104,663	3,311,195	2,331,017
Promissory Notes - NP	4,617,311	-	79,544	4,696,855	6,625,314

Financial Bills - LF		192,377	-	427	192,804	236,368
Certificates of Real Estate Receivables - CRI		36,067	-	613	36,680	151,618
Certificates of Time Deposits - CDB		14	-	-	14	4,209
Rural Product Note - CPR		4,808,704	-	20,071	4,828,775	3,449,746
Total		119,767,975	3,137,823	5,390,661	128,296,459	111,179,802

						Bank
						12/31/2019
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	5,997,691	8,591,131	19,600,655	55,337,156	89,526,633
Treasury Certificates - CFT	-	-	-	1,165	-	1,165
Financial Treasury Bills - LFT	-	-	11,203	3,113,128	8,027,282	11,151,613
National Treasury Bills - LTN	-	4,649,206	8,568,794	13,759,400	4,007,531	30,984,931
National Treasury Notes - NTN (3)	-	1,348,485	11,134	2,726,962	43,302,343	47,388,924
Private Securities	3,963,600	1,822,013	5,930,193	6,092,667	11,136,488	28,944,961
Shares	60	-	-	-	-	60
Investment Fund Shares	3,963,540	-	-	-	-	3,963,540
Debentures	-	178,074	1,450,838	2,932,897	7,353,243	11,915,052
Eurobonds	-	749,644	-	-	2,561,551	3,311,195
Promissory Notes - NP	-	331,479	2,178,131	1,906,768	280,477	4,696,855
Financial Bills - LF	-	-	192,804	-	-	192,804
Certificates of Real Estate Receivables - CRI	-	123	389	32,164	4,004	36,680
Rural Product Note - CPR	-	562,693	2,108,031	1,220,838	937,213	4,828,775
Total	3,963,600	7,819,704	14,521,324	25,693,322	66,473,644	118,471,594

					Consolidated
						12/31/2019
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	6,661,204	9,590,876	25,124,920	57,566,695	98,943,695
Treasury Certificates - CFT	-	-	-	1,165	-	1,165
Financial Treasury Bills - LFT (2)	-	418,048	345,109	6,734,544	9,049,664	16,547,365
National Treasury Bills - LTN	-	4,649,206	9,223,087	14,085,970	4,542,385	32,500,648
National Treasury Notes - NTN (3)	-	1,593,950	22,680	4,303,241	43,974,646	49,894,517
Private Securities	3,222,750	1,822,027	5,858,869	6,092,667	12,356,451	29,352,764
Shares	82,387	-	-	-	-	82,387
Investment Fund Shares	3,082,832	-	-	-	-	3,082,832
Investment Fund Real Estate	57,531	-	-	-	-	57,531
Debentures	-	178,074	1,379,514	2,932,897	8,573,206	13,063,691
Eurobonds	-	749,644	-	-	2,561,551	3,311,195
Promissory Notes - NP	-	331,479	2,178,131	1,906,768	280,477	4,696,855
Financial Bills - LF	-	-	192,804	-	-	192,804
Certificates of Real Estate Receivables - CRI	-	123	389	32,164	4,004	36,680
Certificates of Time Deposits - CDB	-	14	-	-	-	14
Rural Product Note - CPR	-	562,693	2,108,031	1,220,838	937,213	4,828,775
Total	3,222,750	8,483,231	15,449,745	31,217,587	69,923,146	128,296,459

(1)  In the Bank and Consolidated, includes securities issued by mixed-capital companies and R$262,027 (12/31/2018 - R$548,743) in securities available for sale.

(2)  On December 31, 2018, management decided to change the classification of Financial Treasury Bills – LFT, of the securities portfolio of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet SA), Banco Bandepe SA and Santander Corretora de Cambio e Valores Mobiliários S.A. (Santander CCVM). The securities were transferred from the Trading to Available for Sale category, in the amounts of R$739,430, R$14,099 and R$375,488, respectively. Such transfers did not impact the amounts of Consolidated and also did not generate effect on the result. The change in the category occurred due to the revaluation of the recent trading history of these assets.

(3)  On December 31, 2019, the quantity of 1,040,000 in the amount of R$1,229,297  (12/31/2018 – 1,040,000 in the amount of R$1,244,672) maturing in January 2025, are linked to the obligation assumed by Banco Santander to cover the reserves to be amortized under Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

					Bank/Consolidated
							12/31/2019
							By Maturity

		Amortized Cost			From 1 to	Over
Held-to-Maturity Securities (1)	12/31/2019	12/31/2018	Up to 3 Months	From 3 to 12 Months	3 Years	3 Years	Total
Government Securities	11,275,488	11,256,327	-	133,098	1,314,298	9,828,092	11,275,488
National Treasury Notes - NTN	3,414,897	3,336,462	-	11,714	-	3,403,183	3,414,897
Brazilian Foreign Debt Bonds	7,860,591	7,919,865	-	121,384	1,314,298	6,424,909	7,860,591
Private Securities	464,109	-	-	-	464,109	-	464,109

Certificates of Agribusiness Receivables - CRA	464,109	-	-	-	464,109	-	464,109
Total	11,739,597	11,256,327	-	133,098	1,778,407	9,828,092	11,739,597

(1) The market value of held to maturity securities is R$12,514,855 (12/31/2018 - R$12,131,544).

For the exercises ended December 31, 2019 and 2018, there were no disposals of federal government securities and other securities classified in the category of securities held to maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Income From Fixed-Income Securities (1)	21,105,889	20,718,339	22,959,709	20,556,467
Income From Interbank Investments	8,479,523	8,798,968	3,341,381	4,452,931
Income From Variable-Income Securities	91,876	(67,561)	(462,560)	(70,963)
Financial Income of Pension and Capitalization	-	-	148,791	141,498
Provision for Impairment Losses (2)	(557,328)	(622,866)	(465,189)	(622,866)
Others (3)	(370,874)	(652,592)	(609,970)	(622,280)
Total	28,749,086	28,174,288	24,912,162	23,834,787

(1)  On December 31, 2019, includes exchange variation revenue in the amount of R$3,675,582 in the Bank and in the Consolidated (2018 - revenue of R$4,007,403 in the Bank and in the Consolidated).

(2) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(3) In December 31, 2019, includes the net valuation of investment fund quotas and participations and exchange variation expense in the amount of R$473,619 in the Bank and in the Consolidated (2018 - expense of R$727,225 in the Bank and in the Consolidated).
b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model, the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber or using the same methodology applied for swap contracts. The fair value of options derivatives is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

I) Summary of Derivative Financial Instruments

The composition of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, at market value:

		Bank	Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Assets
Swap Differentials Receivable	8,620,854	6,806,838	14,625,238	14,730,123
Option Premiums to Exercise	886,927	558,123	1,065,752	716,936
Forward Contracts and Others	1,678,453	2,526,669	1,750,150	2,579,936
Total	11,186,234	9,891,630	17,441,140	18,026,995
Liabilities
Swap Differentials Payable	10,167,632	8,038,706	16,701,678	16,180,410
Option Premiums Launched	1,593,625	489,055	1,699,729	563,787

Forward Contracts and Others	2,221,955	2,156,206	2,221,955	2,156,206
Total	13,983,212	10,683,967	20,623,362	18,900,403

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

					Bank
			12/31/2019			12/31/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	(1,941,477)	(1,546,779)	-	998,382	(1,231,868)
Assets	268,179,566	136,520,305	136,775,918	130,803,058	46,814,992	46,870,614
CDI (Interbank Deposit Rates)	41,347,160	8,115,530	8,090,923	42,677,740	25,037,700	24,982,266
Fixed Interest Rate - Real	41,538,831	-	-	30,281,235	-	-
Indexed to Price and Interest Rates	3,173,180	-	-	2,581,215	-	-
Foreign Currency	182,066,995	128,404,775	128,684,995	55,209,468	21,777,292	21,888,348
Others	53,400	-	-	53,400	-	-
Liabilities	270,121,044	(138,461,782)	(138,322,697)	129,804,676	(45,816,610)	(48,102,482)
CDI (Interbank Deposit Rates)	33,231,630	-	-	17,640,040	-	-
Fixed Interest Rate - Real	56,109,142	(14,570,311)	(14,451,016)	53,484,663	(23,203,428)	(25,514,843)
Indexed to Price and Interest Rates	125,829,755	(122,656,574)	(122,615,416)	24,308,601	(21,727,386)	(21,775,017)
Foreign Currency	53,662,220	-	-	33,432,176	-	-
Others	1,288,297	(1,234,897)	(1,256,265)	939,196	(885,796)	(812,622)
Options	1,446,691,036	(713,536)	(706,697)	330,078,421	1,303	69,068
Purchased Position	678,193,200	641,223	899,270	146,586,573	528,822	558,123
Call Option - Foreign Currency	223,478	1,318	35	14,518,058	268,629	239,079
Put Option - Foreign Currency	1,508,664	474	4,865	8,893,620	135,576	90,736
Call Option - Other	98,154,363	295,668	148,426	1,313,613	25,710	7,378
Interbank Market	98,154,363	295,668	148,517	639,488	10,543	4,537
Others (2)	-	-	(91)	674,125	15,167	2,841
Put Option - Other	578,306,695	343,763	745,944	121,861,282	98,907	220,930
Interbank Market	578,306,695	343,763	746,006	121,800,897	90,997	217,726
Others (2)	-	-	(63)	60,385	7,910	3,204
Sold Position	768,497,836	(1,354,759)	(1,605,967)	183,491,848	(527,519)	(489,055)
Call Option - Foreign Currency	254,945	(3,103)	(1,472)	7,615,856	(124,442)	(101,034)
Put Option - Foreign Currency	315,601	(1,528)	(4,337)	12,160,912	(276,500)	(169,431)
Call Option - Other	174,166,802	(562,827)	(441,032)	29,907,415	(21,381)	(22,063)
Interbank Market	174,166,802	(562,827)	(440,959)	29,609,298	(10,574)	(13,195)
Others (2)	-	-	(73)	298,117	(10,807)	(8,868)
Put Option - Other	593,760,488	(787,301)	(1,159,126)	133,807,665	(105,196)	(196,527)
Interbank Market	593,760,488	(787,301)	(1,159,038)	133,719,046	(93,269)	(179,841)
Others (2)	-	-	(88)	88,619	(11,927)	(16,686)
Futures Contracts	432,564,399	-	-	288,958,465	-	-
Purchased Position	72,332,140	-	-	85,897,286	-	-
Exchange Coupon (DDI)	7,105,007	-	-	20,590,068	-	-
Interest Rates (DI1 and DIA)	55,430,519	-	-	32,498,065	-	-
Foreign Currency	9,781,856	-	-	32,456,813	-	-
Indexes (3)	-	-	-	352,340	-	-
Treasury Bonds/Notes	14,758	-	-	-	-	-
Sold Position	360,232,259	-	-	203,061,179	-	-
Exchange Coupon (DDI)	145,668,039	-	-	146,948,795	-	-
Interest Rates (DI1 and DIA)	196,170,106	-	-	54,119,810	-	-
Foreign Currency	17,208,599	-	-	1,992,574	-	-
Indexes (3)	290,254	-	-	-	-	-
Treasury Bonds/Notes	895,262	-	-	-	-	-
Forward Contracts and Others	99,514,898	(900,818)	(543,502)	90,906,932	1,907,981	370,463
Purchased Commitment	50,216,459	(269,708)	50,412	38,662,360	(3,569,322)	618,568
Currencies	50,215,376	(269,708)	50,407	38,095,625	(3,569,571)	618,980
Others	1,083	-	5	566,735	249	(412)
Sell Commitment	49,298,439	(631,110)	(593,914)	52,244,572	5,477,303	(248,105)
urrencies	49,294,662	(631,085)	(594,002)	51,958,529	5,470,937	(252,160)
Others	3,777	(25)	88	286,043	6,366	4,055

					Consolidated
			12/31/2019			12/31/2018
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	(1,885,422)	(2,076,440)	-	848,521	(1,450,287)
Assets	282,164,189	147,887,209	146,758,024	177,288,868	64,135,648	44,468,097
CDI (Interbank Deposit Rates)	40,550,627	16,197,221	16,655,885	36,190,014	24,388,416	24,248,414
Fixed Interest Rate - Real	47,140,927	-	-	47,968,999	-	-
Indexed to Price and Interest Rates	2,388,118	-	-	2,581,215	-	-
Foreign Currency	192,084,517	131,689,988	130,102,139	90,495,240	39,747,232	20,219,683

Others	-	-	-	53,400	-	-
Liabilities	284,049,611	(149,772,631)	(148,834,464)	176,440,347	(63,287,127)	(45,918,384)
CDI (Interbank Deposit Rates)	24,353,405	-	-	11,801,598	-	-
Fixed Interest Rate - Real	72,183,625	(25,042,698)	(24,079,732)	88,372,044	(40,403,045)	(23,075,374)
Indexed to Price and Interest Rates	125,829,755	(123,441,636)	(123,445,067)	24,308,601	(21,727,386)	(21,775,017)
Foreign Currency	60,394,529	-	-	50,748,008	-	-
Others	1,288,297	(1,288,297)	(1,309,665)	1,210,096	(1,156,696)	(1,067,993)
Options	1,446,522,960	(713,618)	(633,007)	335,073,080	2,863	153,149
Purchased Position	678,089,905	641,142	971,164	149,076,796	514,907	716,936
Call Option - Foreign Currency	171,871	1,318	(281)	14,518,058	268,629	239,079
Put Option - Foreign Currency	1,456,975	392	4,355	8,893,620	135,576	90,736
Call Option - Other	98,154,363	295,668	148,426	3,118,344	25,710	131,297
Interbank Market	98,154,363	295,668	148,517	639,488	10,543	4,537
Others (2)	-	-	(91)	2,478,856	15,167	126,760
Put Option - Other	578,306,695	343,764	818,664	122,546,774	84,992	255,824
Interbank Market	578,306,695	343,763	819,262	121,782,816	77,082	217,726
Others (2)	-	-	(599)	763,958	7,910	38,098
Sold Position	768,433,056	(1,354,759)	(1,604,171)	185,996,284	(512,044)	(563,787)
Call Option - Foreign Currency	254,945	(3,103)	(1,472)	7,615,856	(124,442)	(101,034)
Put Option - Foreign Currency	263,995	(1,528)	(2,842)	12,160,912	(276,500)	(169,431)
Call Option - Other	174,153,628	(562,827)	(440,731)	31,679,919	(21,381)	(66,002)
Interbank Market	174,166,802	(562,827)	(440,959)	29,609,298	(10,574)	(13,195)
Others (2)	(13,174)	-	228	2,070,621	(10,807)	(52,807)
Put Option - Other	593,760,488	(787,301)	(1,159,126)	134,539,597	(89,721)	(227,320)
Interbank Market	593,760,488	(787,301)	(1,159,038)	133,703,672	(77,794)	(179,841)
Others (2)	-	-	(88)	835,925	(11,927)	(47,479)
Futures Contracts	433,873,181	-	-	289,508,200	-	-
Purchased Position	72,912,029	-	-	86,203,734	-	-
Exchange Coupon (DDI)	7,394,951	-	-	20,590,068	-	-
Interest Rates (DI1 and DIA)	55,430,519	-	-	32,690,685	-	-
Foreign Currency	9,978,419	-	-	32,456,813	-	-
Indexes (3)	-	-	-	466,168	-	-
Treasury Bonds/Notes	108,140	-	-	-	-	-
Sold Position	360,961,152	-	-	203,304,466	-	-
Exchange Coupon (DDI)	146,032,485	-	-	146,948,795	-	-
Interest Rates (DI1 and DIA)	196,170,106	-	-	54,160,203	-	-
Foreign Currency	17,305,604	-	-	1,992,574	-	-
Indexes (3)	290,254	-	-	202,894	-	-
Forward Contracts and Others	99,514,898	(900,818)	(471,805)	90,910,841	1,911,891	423,730
Purchased Commitment	50,216,459	(269,708)	50,412	38,666,269	(3,565,412)	671,835
Currencies	50,215,376	(269,708)	50,407	38,095,625	(3,569,571)	618,980
Others	1,083	-	5	570,644	4,159	52,855
Sell Commitment	49,298,439	(631,110)	(522,217)	52,244,572	5,477,303	(248,105)
Currencies	49,294,662	(631,085)	(522,305)	51,958,529	5,470,937	(252,160)
Others	3,777	(25)	88	286,043	6,366	4,055

(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				12/31/2019	12/31/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	29,306,171	62,470,174	176,403,221	268,179,566	130,803,058
Options	23,842,904	154,902	1,422,693,230	1,446,691,036	330,078,421
Futures Contracts	776,079	-	431,788,320	432,564,399	288,958,465
Forward Contracts and Others	47,199,548	45,924,004	7,536,243	100,659,795	90,906,932

				Consolidated
					Notional
				12/31/2019	12/31/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	66,976,262	38,784,704	176,403,223	282,164,189	177,288,868
Options	17,041,979	154,909	1,429,326,073	1,446,522,961	335,073,080

Futures Contracts	1,430,469	-	432,442,711	433,873,181	289,508,200
Forward Contracts and Others	47,199,547	44,779,107	7,536,244	99,514,898	90,910,841

(1) Includes operations that have counterpart B3 S.A. - Brazil, Stock Exchange, Counter (B3) and other stock and commodity exchanges.

IV) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				12/31/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Asset
Swap	58,187,307	96,585,511	113,406,748	268,179,566	130,803,058
Options	681,033,182	649,417,382	116,240,472	1,446,691,036	330,078,421
Futures Contracts	140,882,436	179,106,635	112,575,328	432,564,399	288,958,465
Forward Contracts and Others	41,028,133	31,345,862	27,140,903	99,514,898	90,906,932

				Consolidated
					Notional
				12/31/2019	12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Liabilities
Swap	58,298,876	106,268,113	117,597,200	282,164,189	177,288,868
Options	681,033,182	646,187,139	119,302,640	1,446,522,961	335,073,080
Futures Contracts	140,882,437	179,337,860	113,652,884	433,873,181	289,508,200
Forward Contracts and Others	41,028,133	31,345,862	27,140,903	99,514,898	90,910,841

V) Derivatives Financial Instruments by Trade Market

				Bank
				Notional
			12/31/2019	12/31/2018
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	150,179,790	117,999,776	268,179,566	130,803,058
Options	1,423,949,052	22,741,984	1,446,691,036	330,078,421
Futures Contracts	433,873,181	-	433,873,181	288,958,465
Forward Contracts and Others	2,519,944	96,994,954	99,514,898	90,906,932

			Consolidated
				Notional
			12/31/2019	12/31/2018
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	150,179,790	131,984,399	282,164,189	177,288,868
Options	1,423,788,846	22,734,114	1,446,522,960	335,073,080
Futures Contracts	433,873,181	-	433,873,181	289,508,200
Forward Contracts and Others	2,519,944	96,994,954	99,514,898	90,910,841

(1) Includes amount traded with the B3.

(2) Composed by operations that are included in Clearing Houses, according to the regulation of the Bacen.

VI) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives refer to the exchange of the return of the reference obligation by a cash flow and in which, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the restated amount and the fair value (market value) of the reference obligation on the settlement date of the agreement.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

		12/31/2019		12/31/2018

	Nominal Value		Nominal Value
	Retained Risk	Nominal Value	Retained Risk	Nominal Value
	Total Rate of Return Swap	Transferred Risk -	Total Rate of Return Swap	Transferred Risk -
		Credit Swap		Credit Swap
Credit Swaps	2,435,880	-	1,959,128	416,541
Total	2,435,880	-	1,959,128	416,541

Value referring to the premium paid on CDS for use as collateral (transfer of risks) is R$ 602.

The PLE effect on received risk was R$5,257 (12/31/2018 – R$84,487). In 2019, the Bacen emitted the Circular n° 3,904 that changed procedures to measure de exposition value relatives to loan risk in counterpart in consequence of securities and derivatives operations that affect the capital.

During the period there was no occurrence of credit event related to the events generated by the contracts.

		12/31/2019

	Over
Maximum Potential for Future Payments - Gross	12 Months	Total
Per Instrument
CDS	2,435,880	2,435,880
Total	2,435,880	2,435,880
Per Risk Classification
Below Investment Grade	2,435,880	2,435,880
Total	2,435,880	2,435,880
Per Reference Entity
Brazilian Government	2,435,880	2,435,880
Total	2,435,880	2,435,880

VII) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

VII.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of a hedge of exposure to variation in market risk, in receipts and interest payments related to assets and liabilities recognized.

The Bank's market risk hedging methodology segregates transactions by risk factor (eg, real / dollar exchange rate risk, fixed interest rate risk in reais, dollar exchange rate risk, inflation, interest rate risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

To protect the market risk variation in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon versus %CDI and Pre - Real Interest Rate or contracts dollar futures (DOL, DDI/DI) as derivatives instruments in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has an active loan portfolio originating in Dollar at a fixed rate at Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar corresponding credit protection instrument.

• The Bank has a portfolio of assets indexed to the Euro and traded at offshore branches. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by a floating or fixed rate. The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio available for sale. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a hedging instrument in a hedge accounting structure.

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of securities available for sale. To manage this mismatch, the Bank contracts IPCA (DAP) futures on the Stock Exchange and designates them as a hedging instrument in a Hedge Accounting structure.

• Santander Leasing has a pre-fixed interest rate risk generated by government securities (NTN-F) in the portfolio of available-for-sale securities. To manage this mismatch, the Entity contracts interest swaps and designates them as a hedging instrument in a hedge accounting structure.

In market risk hedging, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

						Bank
						12/31/2019
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Assets	to Fair Value	Fair Value
Swap Contracts	1,420,344	1,447,179	2,867,523	1,735,340	601,119	2,336,460
Credit Operations Hedge	876,548	895,584	1,772,132	1,194,479	60,414	1,254,893
Securities Hedge	543,796	551,594	1,095,391	540,862	540,705	1,081,567
Future Contracts	789,631	-	789,631	45,427,125	3,000,490	48,427,614
Securities Hedge	789,631	-	789,631	45,427,125	3,000,490	48,427,614

						Bank
						12/31/2018
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Assets	to Fair Value	Fair Value
Swap Contracts	3,249,741	3,098,299	3,207,129	1,828,876	87,285	1,916,161
Credit Operations Hedge	1,118,210	905,541	2,023,750	686,410	57,175	743,585
Securities Hedge	2,131,532	2,192,759	1,183,379	1,142,466	30,110	1,172,576
Future Contracts	789,631	-	41,286,091	44,130,671	(205,941)	43,924,730

Securities Hedge	789,631	-	41,286,091	44,130,671	(205,941)	43,924,730

						Consolidated
						12/31/2019
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Assets	to Fair Value	Fair Value
Swap Contracts	3,249,741	3,098,299	6,348,041	2,605,830	602,633	3,208,463
Credit Operations Hedge	1,118,210	905,541	2,023,750	1,964,670	56,887	2,021,557
Securities Hedge	2,131,532	2,192,759	4,324,291	641,160	545,747	1,186,907
Future Contracts	789,631	-	789,631	45,427,125	3,000,490	48,427,614
Securities Hedge	789,631	-	789,631	45,427,125	3,000,490	48,427,614

						Consolidated
						12/31/2018
			Hedge Instruments			Hedge Objects
		Adjustment			Adjustment
Strategies	Liability	to Fair Value	Fair Value	Assets	to Fair Value	Fair Value
Swap Contracts	3,908,082	140,447	4,048,529	3,921,249	65,014	3,986,263
Credit Operations Hedge	1,152,249	115,180	1,267,429	1,166,387	50,668	1,217,055
Securities Hedge	2,755,833	25,267	2,781,100	2,754,862	14,346	2,769,208
Future Contracts	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730
Securities Hedge	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730

(*) The Bank operates some Hedge Accounting strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

VII.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of a hedge of exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes of unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed dollar swaps versus foreign exchange and designates them as a hedging instrument in a Cash Flow Hedge structure, with the purpose of protecting foreign exchange loans and negotiated with third parties through agency in offshore branches and securities held to maturity of Brazilian foreign debt securities.

• Contracts USD Futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, the object of which in this relation is part of the Bank's credit portfolio in Dollars and Promissory Notes in the portfolio of securities available for sale.

• The Bank has post-fixed interest rate risk generated by public securities (LFT) in the portfolio of available-for-sale securities, which present expected cash flows subject to Selic variations over their duration. To manage these oscillations, it contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

• Banco RCI Brasil S.A. has operations CDI indexed whose purpose is funding with financial letters (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI) and designates interest rate swaps as instruments.

In cash flow hedge, the effective portion of the variation in the hedging instrument is temporarily recognized in shareholders' equity under the heading of equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the statement of income. The non effective portion of the variation in the value of exchange rate hedge derivatives is recognized directly in the statements of income. In the exercise of 2019 no result was recorded and in December 31, 2018 was recorded in the results an expense in the amount of R$1,415.

				Bank
				12/31/2019
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	1,245,735	235,576	1,481,312	889,117

Credit Operations Hedge	138,099	25,467	163,567	687,239
Securities Hedge	1,107,636	210,109	1,317,745	201,878
Future Contracts	54,460,972	-	54,460,972	7,726,566
Credit Operations Hedge (1)	50,975,253	-	50,975,253	4,506,878
Securities Hedge	3,485,719	-	3,485,719	3,219,688

				Bank
				12/31/2018
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	1,225,045	(91,981)	1,133,065	1,436,356
Credit Operations Hedge	30,324	955	31,279	211,599
Securities Hedge	1,194,721	(92,936)	1,101,786	1,224,757
Future Contracts	44,541,939	-	4,941,939	17,224,115
Credit Operations Hedge (1)	44,000,952	-	4,400,952	16,910,915
Securities Hedge	540,987	-	540,987	313,200

				Consolidated
				12/31/2019
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	6,327,615	5,163,218	11,483,844	6,123,421
Credit Operations Hedge	435,872	3,494	432,378	977,621
Securities Hedge	1,107,636	210,109	1,317,745	201,878
Funding Hedge	4,784,106	4,949,615	9,733,721	4,943,922
Contratos de Futuro	54,460,972	-	54,460,972	7,726,566
Credit Operations Hedge (1)	50,975,253	-	50,975,253	4,506,878
Securities Hedge	3,485,719	-	3,485,719	3,219,688

				Consolidated
				12/31/2018
			Hedge Instruments	Hedge Objects
		Adjustment
Strategies	Liability	to Fair Value	Fair Value	Asset
Swap Contracts	7,496,337	85,440	7,581,777	8,159,832
Credit Operations Hedge	1,032,283	68,730	1,101,012	1,198,921
Securities Hedge	1,194,721	(92,936)	1,101,786	1,224,757
Funding Hedge	5,269,333	109,646	5,378,979	5,736,154
Contratos de Futuro	44,541,939	-	44,541,939	17,224,115
Credit Operations Hedge (1)	44,000,952	-	44,000,952	16,910,915
Securities Hedge	540,987	-	540,987	313,200

(*) The Bank operates some Cash Flow Hedge strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

(1) The updated amount of the instruments on December 31, 2019 is R$8,425,386 (12/31/2018 - R$16,738,641).

In the Bank and Consolidated, the mark-to-market effect of swap contracts and future assets corresponds to a credit in the amount of R$11,063 (12/31/2018 - R$19,523) and is recorded in shareholders' equity, net of tax effects, of which R$6,327 as credit and will be incurred against profit in the next twelve months.

VIII) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Financial Literature of the Treasury - LFT	5,342,992	6,974,085	5,950,561	7,552,926

National Treasury Bills - LTN	1,086,556	3,392,893	1,086,556	3,392,886
National Treasury Notes - NTN	660,918	682,240	841,790	873,134
Total	7,090,465	11,049,218	7,878,907	11,818,946

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of Bacen´s Basileia Standard Method. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading. The banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Therefore, based on the nature of Banco Santander’s activities, the sensitivity analysis was divided by both trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM nº Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress test amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of December 31, 2019.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(21,481)	(269,501)	(539,003)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1,940)	(8,513)	(17,025)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,612)	(370)	(739)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(7,349)	(7,472)	(14,943)
Foreign Currency	Exposures subject to Foreign Exchange	(2,132)	(53,297)	(106,594)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(6,527)	(13,446)	(26,892)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,815)	(45,365)	(90,731)
Commodities	Exposures subject to Change in Commodity Price	(3)	(67)	(133)
Total (1)		(46,859)	(398,031)	(796,060)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(54,618)	(661,037)	(1,336,823)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(40,342)	(515,761)	(869,231)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(64,833)	(379,989)	(752,393)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(16,153)	(243,212)	(444,905)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(14,199)	(180,248)	(327,219)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(3,732)	(67,655)	(120,776)
Foreign Currency	Exposures subject to Foreign Exchange	(793)	(19,830)	(39,659)
Total (1)		(194,670)	(2,067,732)	(3,891,006)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7.            Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

8.            Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Lending Operations	211,251,830	184,740,287	280,899,334	244,954,684
Loans and Discounted Titles	116,282,045	98,499,318	130,994,834	111,862,168
Financing	42,287,183	37,823,329	97,221,898	84,652,084
Rural and Agroindustrial - Financing	12,940,784	11,875,591	12,940,784	11,875,591
Real Estate Financing	39,741,818	36,542,049	39,741,818	36,542,049
Securities Financing	-	-	-	-
Lending Operations Related to Assignment	-	-	-	22,792
Leasing Operations	-	-	2,800,998	2,573,079
Advances on Foreign Exchange Contracts (Note 9) (1)	6,054,424	6,125,308	6,054,424	6,125,308
Other Receivables (2)	58,912,075	48,120,998	62,281,242	51,696,570
Total	276,218,329	238,986,593	352,035,998	305,349,641

(1)  Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2)  Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to CMN Resolution nº 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during exercise ended at December 31, 2019, operations were carried out credit assignment without co-obligation in the amount of R$2,986,361 (12/31/2018 - R$808,224) and were recorded substantially in borrowings and discounted securities, classified as F risk level, of which R$746,106 with Group entities.

D during exercise ended at December 31, 2019, credit assignments were fully provisioned without co-obligation in the amount of R$6,460,500 in the Bank and in the Consolidated related to credit losses operations, of which R$3,193,521 with Group entities.

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA). In 2019 the present value of the operations assigned to Banco PSA was settled (12/31/2018 - R$62,649).

In September 2015, the Bank carried out assignment of credits with co-obligation related to the operations of Funded Participation (Export) in the amount of R$201,706, due in April 2019. In 2018, the credit assignment was settled in advance.

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On December 31, 2019, the present value of the divested operations is R$75,833 (12/31/2018 - R$110,501).

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

-         Contracts in default for a period exceeding 90 consecutive days;

-         Contracts subject to renegotiation;

-         Contracts subject to portability in accordance with CMN Resolution nº 3,401/2006; and

-         Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer, cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

	Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Overdue	7,684,024	7,851,837	8,585,560	9,513,579
Due to:
Up to 3 Months	76,147,368	74,904,261	87,843,597	85,909,980
From 3 to 12 Months	69,667,171	55,405,909	90,380,199	75,610,894
Over 12 Months	122,719,766	100,824,586	165,226,642	134,315,188
Total	276,218,329	238,986,593	352,035,998	305,349,641

c) Lease Portfolio Operations

	Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Gross Investment in Leasing Operations	-	-	3,304,310	3,089,417
Lease Receivables	-	-	2,088,756	1,975,231
Unrealized Residual Values (1)	-	-	1,215,554	1,114,186
Unearned Income on Lease	-	-	(2,075,579)	(1,955,086)
Offsetting Residual Values	-	-	(1,215,554)	(1,114,186)
Leased Assets	57,610	58,307	6,698,199	6,536,478
Accumulated Depreciation	(57,610)	(58,307)	(3,321,530)	(3,365,576)
Excess Depreciation	21,762	22,059	1,272,932	1,240,627
Losses on Unamortized Lease	-	-	194,676	190,790
Advances for Guaranteed Residual Value	(21,762)	(22,059)	(2,058,502)	(2,051,422)
Other Assets	-	-	2,046	2,037
Total of Lease Portfolio at Present Value	-	-	2,800,998	2,573,079

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) in the Consolidated is R$503,312 (12/31/2018 - R$516,338).

On December 31, 2019 and 2018, there were no individually material agreements or commitments for lease contracts considered relevant.

Report per Lease Portfolio Maturity of Gross Investment

	Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Overdue	-	-	6,815	9,371
Due to:
Up to 1 Year	-	-	1,301,755	1,336,888
From 1 to 5 Years	-	-	1,990,964	1,740,022
Over 5 Years	-	-	4,776	3,136
Total	-	-	3,304,310	3,089,417

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Overdue	-	-	8,128	8,912
Due to:
Up to 1 Year	-	-	1,216,238	1,239,421
From 1 to 5 Years	-	-	1,572,978	1,323,324
Over 5 Years	-	-	3,654	1,422
Total	-	-	2,800,998	2,573,079

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Private Sector	275,100,365	238,402,463	350,916,654	304,765,355
Industry	53,728,646	50,869,652	54,671,234	52,541,944
Commercial	33,864,887	29,132,915	39,183,683	33,979,959
Financial Institutions	1,983,283	1,578,981	1,991,233	1,585,364
Services and Other (1)	41,607,698	33,881,582	44,886,880	37,053,132
Individuals	140,385,488	119,869,007	206,623,415	176,520,693
Credit Cards	34,914,437	30,892,254	34,914,437	30,892,254
Mortgage Loans	37,218,524	32,438,358	37,218,524	32,438,358
Payroll Loans	27,941,932	20,976,692	42,446,859	33,782,238
Financing and Vehicles Lease	2,379,093	2,213,470	51,774,184	43,528,359
Others (2)	37,931,502	33,348,233	40,269,411	35,879,484
Agricultural	3,530,363	3,070,326	3,560,209	3,084,263
Public Sector	1,117,964	584,130	1,119,344	584,286
State (3)	441,599	560,482	441,599	560,482
Municipal	676,365	23,648	677,745	23,804
Total	276,218,329	238,986,593	352,035,998	305,349,641

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

(3) Mainly includes working capital operations.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							12/31/2019
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	121,753,569	-	121,753,569	-	-	-
A	0.5%	77,795,391	-	77,795,391	388,977	-	388,977
B	1%	23,816,916	2,120,722	25,937,638	259,376	17	259,393
C	3%	19,823,183	1,966,467	21,789,650	653,690	1,665	655,355
D	10%	7,926,118	2,088,778	10,014,896	1,001,490	1,547,683	2,549,173
E	30%	2,266,765	2,323,208	4,589,973	1,376,992	659,874	2,036,866
F	50%	1,769,671	1,475,413	3,245,084	1,622,542	447,224	2,069,766
G	70%	1,450,313	1,225,377	2,675,690	1,872,983	418,317	2,291,300
H	100%	2,734,332	5,676,805	8,411,137	8,411,137	-	8,411,137
Total		259,336,258	16,876,770	276,213,028	15,587,187	3,074,780	18,661,967

							Bank
							12/31/2018
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97,577,221	-	97,577,221	-	-	-
A	0.5%	70,680,546	-	70,680,546	353,403	263,816	617,219
B	1%	17,262,081	3,256,203	20,518,284	205,183	355,940	561,123
C	3%	19,236,302	2,331,011	21,567,313	647,019	1,051,658	1,698,677
D	10%	8,418,782	2,552,645	10,971,427	1,097,143	-	1,097,143
E	30%	2,368,666	1,656,361	4,025,027	1,207,508	-	1,207,508
F	50%	1,567,663	1,388,291	2,955,954	1,477,977	-	1,477,977
G	70%	598,233	1,160,961	1,759,194	1,231,436	-	1,231,436
H	100%	3,126,714	5,716,357	8,843,071	8,843,071	-	8,843,071
Total		220,836,208	18,061,829	238,898,037	15,062,740	1,671,414	16,734,154

							Consolidated
							12/31/2019
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	141,210,954	(23,199)	141,187,755	-	-	-
A	0.5%	120,434,015	-	120,434,015	602,170	20,772	622,942
B	1%	29,095,941	3,746,497	32,842,438	328,424	18	328,442
C	3%	21,140,394	3,371,115	24,511,509	735,345	1,664	737,009
D	10%	8,368,581	2,820,515	11,189,096	1,118,910	1,547,683	2,666,593
E	30%	2,332,530	2,835,000	5,167,530	1,550,259	659,875	2,210,134
F	50%	1,859,486	1,812,213	3,671,699	1,835,850	447,224	2,283,073
G	70%	1,482,247	1,458,609	2,940,856	2,058,599	418,318	2,476,917
H	100%	2,943,753	7,139,229	10,082,982	10,082,982	-	10,082,982
Total		328,867,901	23,159,979	352,027,880	18,312,539	3,095,554	21,408,092

							Consolidated
							12/31/2018
				Loan Portfolio			Allowance
Risk Level	Minimum Allowance Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	115,358,812	-	115,358,812	-	-	-
A	0.5%	107,768,431	-	107,768,431	538,842	281,900	820,742
B	1%	21,289,830	4,838,249	26,128,079	261,281	355,940	617,221
C	3%	20,577,623	3,667,376	24,244,999	727,350	1,051,658	1,779,008
D	10%	8,823,284	3,164,178	11,987,462	1,198,746	-	1,198,746
E	30%	2,435,111	2,010,053	4,445,164	1,333,549	-	1,333,549
F	50%	1,718,727	1,671,879	3,390,606	1,695,303	-	1,695,303
G	70%	611,648	1,360,348	1,971,996	1,380,397	-	1,380,397
H	100%	3,232,551	6,731,606	9,964,157	9,964,157	-	9,964,157
Total		281,816,017	23,443,689	305,259,706	17,099,625	1,689,498	18,789,123

(1)   Includes current and past-due operations.

(2)   The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current minimum regulatory requirements.

(3)   The total loan portfolio includes the value of a credit of R$5,301 (12/31/2018 - R$88,556) Bank and R$8,118 (12/31/2018 - R$89,935) Consolidated, referring to the adjustment to market value of credit operations that are subject to protection, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.VI.a).

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Opening Balance	16,734,154	15,867,217	18,789,123	17,461,974
Allowances Recognized	13,431,661	10,605,611	16,066,253	12,684,362
Write-offs	(11,503,848)	(9,738,674)	(13,447,284)	(11,357,213)
Closing Balance	18,661,967	16,734,154	21,408,092	18,789,123
Recoveries Credits (1)	2,612,708	1,952,060	2,618,508	2,207,915

(1)   It is recorded as financial income in the items: lending operations and leasing operations. Includes the results with credit assignment without co obligation relatives to operations made before with losses in the amount of R$345,631 (2018 – R$65,394) in the Bank and R$156,818 (2018 – R$85,903) in the Consolidated.

g) Renegotiated Credits

		Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Renegotiated Credits	13,752,395	13,811,093	16,292,323	15,021,047
Allowance for Loan Losses	(7,525,483)	(7,764,696)	(8,283,230)	(8,065,913)
Percentage of Coverage on Renegotiated Credits	54.7%	56.2%	50.8%	53.7%

h) Loan Portfolio Concentration

				Consolidated
	12/31/2019		12/31/2018
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	4,207,082	0.9%	3,679,300	0.9%
10 Largest	30,837,795	6.9%	26,626,231	6.8%
20 Largest	48,360,114	10.9%	42,775,942	10.9%
50 Largest	78,111,867	17.6%	69,956,141	17.9%
100 Largest	102,168,739	23.0%	92,337,154	23.6%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9.            Foreign Exchange Portfolio

	Bank/Consolidated
	12/31/2019	12/31/2018
Assets
Rights to Foreign Exchange Sold	72.686.870	67.730.808
Exchange Purchased Pending Settlement	51.666.587	39.564.763
Advances in Local Currency	(153.239)	(109.179)
Income Receivable from Advances and Importing Financing (Note 8.a)	97.756	101.894
Currency and Documents Term Foreign Currency	207.139	85.102
Total	124.505.113	107.373.388
Liabilities
Exchange Sold Pending Settlement	74.013.458	72.067.100
Foreign Exchange Purchased	50.036.741	34.403.569
Advances on Foreign Exchange Contracts (Note 8.a)	(6.054.424)	(6.125.308)
Others	107	102
Total	117.995.882	100.345.463
Memorandum Accounts
Outstanding Import Credits – Foreign Currency	1.624.335	1.580.005
Confirmed Export Credits – Foreign Currency	423.289	194.823

10.          Securities Trading and Brokerage

		Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Assets
Financial Assets and Pending Settlement Transactions	992.552	562.324	2.804.768	569.457
Clearinghouse Transactions	457	-	712	107
Debtors Pending Settlement	16.650	179.853	334.757	455.041
Stock Exchanges - Guarantee Deposits	486.995	110.830	486.995	110.830
Others (1)	829.212	775.356	847.286	775.356
Total	2.325.866	1.628.363	4.474.518	1.910.791
Liabilities
Financial Assets and Pending Settlement Transactions	1.056.647	714.564	2.897.003	721.169
Creditors Pending Settlement	4.392	105.839	253.128	485.082
Creditors for Loan of Shares	-	-	492.209	359.622
Clearinghouse Transactions	282	-	61.191	140.052
Records and Settlement	1.966	1.370	3.712	2.638
Others	116	11.725	118	11.734
Total	1.063.403	833.498	3.707.361	1.720.297

(1) Refers to deposits used as guarantee for derivatives transactions made with customers in the counter market.

11.          Deferred Taxes

a) Nature and Origin of Recorded Deferred Tax Assets

				Bank
	Balances on			Balances on
	12/31/2018	Recognition	Realization	12/31/2019
Allowance for Loan Losses	11,717,258	6,876,316	(4,545,917)	14,047,657
Reserve for Legal and Administrative Proceedings - Civil	1,359,671	676,774	(533,181)	1,503,264
Reserve for Tax Risks and Legal Obligations	1,191,066	1,156,308	(806,344)	1,541,030
Reserve for Legal and Administrative Proceedings - Labor	1,867,983	1,220,696	(838,738)	2,249,941
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,459,145	5,312,850	(5,679,730)	2,092,265
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	383,413	-	(306,437)	76,976
Accrual for Pension Plan (2)	1,109,912	897,934	(125,034)	1,882,812
Profit Sharing, Bonuses and Personnel Gratuities	410,087	625,899	(599,051)	436,935
Other Temporary Provisions (3)	3,053,032	886,759	(58,500)	3,881,291
Total Tax Credits on Temporary Differences	23,551,567	17,653,536	(13,492,932)	27,712,171
Tax Losses and Negative Social Contribution Bases	478,528	-	(478,528)	-
Social Contribution Tax - Executive Act 2,158/2001	417,464	-	(55,224)	362,240
Balance of Recorded Deferred Tax Assets	24,447,559	17,653,536	(14,026,684)	28,074,411

				Consolidated
	Balances on			Balances on
	12/31/2018	Recognition	Realization	12/31/2019
Allowance for Loan Losses	13,146,128	7,910,559	(5,095,068)	15,961,619
Reserve for Legal and Administrative Proceedings - Civil	1,470,536	768,800	(621,521)	1,617,815
Reserve for Tax Risks and Legal Obligations	1,994,094	1,211,710	(838,451)	2,367,353
Reserve for Legal and Administrative Proceedings - Labor	1,994,195	1,261,142	(866,867)	2,388,470
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,461,985	5,313,556	(5,680,071)	2,095,470
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	427,108	33,306	(306,437)	153,977
Accrual for Pension Plan (2)	1,119,330	906,778	(129,047)	1,897,061
Profit Sharing, Bonuses and Personnel Gratuities	452,046	694,941	(650,168)	496,819
Other Temporary Provisions (3)	3,252,443	1,020,948	(118,182)	4,155,209
Total Tax Credits on Temporary Differences	26,317,865	19,121,740	(14,305,812)	31,133,793
Tax Loss Carryforwards	928,752	64,409	(584,823)	408,338
Social Contribution Tax - Executive Act 2,158/2001	417,463	-	(55,223)	362,240
Balance of Recorded Tax Credits	27,664,080	19,186,149	(14,945,858)	31,904,371

(1)    Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2)    Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3)    Composed mainly by administrative provisions nature.

(4)    Includes the effects of the change in the CSLL rate for banks of any kind, in accordance with Constitutional Amendment 103/19 (Note 33).

On December 31, 2019, there are deferred tax assets not registered in assets in the amount of R$209,771 (12/31/2018 - R$259,824) in the Bank and R$209,771 (12/31/2018 - R$318,155) in the Consolidated, whose expectation of achievement exceeds 10 years.

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution nº 3,059/2002, with the amendments to the Resolution CMN nº 4,441/2015.

b) Expected Realization of Recorded Tax Credits

						Bank
						12/31/2019
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2020	4,691,806	3,725,820	70,785	-	362,240	8,850,651
2021	4,394,088	3,530,527	70,785	-	-	7,995,400
2022	4,007,794	3,221,483	70,785	-	-	7,300,062
2023	415,095	340,722	-	-	-	755,817
2024 to 2026	1,112,402	841,147	-	-	-	1,953,549
2027 to 2028	364,820	291,856	-	-	-	656,676
2029 to 2031	300,621	261,635	-	-	-	562,256
Total	15,286,626	12,213,190	212,355	-	362,240	28,074,411

						Consolidated
						12/31/2019
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2020	5,297,736	4,088,386	73,265	93,937	362,240	9,915,564
2021	4,882,050	3,828,122	73,266	64,369	-	8,847,807
2022	4,475,897	3,507,283	73,266	24,185	-	8,080,631
2023	478,451	377,325	-	23,194	-	878,970
2024 to 2026	1,610,347	1,083,103	-	39,116	-	2,732,566
2027 to 2028	368,737	293,284	-	163,172	-	825,193
2029 to 2031	320,087	303,188	-	365	-	623,640
Total	17,433,305	13,480,691	219,797	408,338	362,240	31,904,371

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of the tax credits recorded is R$25,724,592 (12/31/2018 - R$22,054,923) in the Bank and R$29,133,062 (12/31/2018 - R$24,785,205) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

12.          Other Receivables - Other

		Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Notes and Credits Receivable (Note 8.a)
Credit Cards	28.854.952	25.811.419	28.973.079	25.955.382
Receivables (1)	28.984.542	21.190.997	31.820.361	24.622.605
Escrow Deposits for:
Tax Claims	5.644.233	5.035.103	7.445.344	6.834.114
Labor Claims	2.022.832	2.038.755	2.208.429	2.155.863
Others - Civil	1.057.348	1.154.478	1.319.644	1.361.530
Contract Guarantees - Former Controlling Stockholders (Note 22.i) (2)	103.272	525.155	103.272	605.638
Recoverable Taxes	2.238.982	2.897.838	3.320.147	3.864.816
Reimbursable Payments	196.039	168.933	225.380	191.469
Salary Advances/Others	100.128	79.297	325.185	141.553
Employee Benefit Plan (Note 34)	283.046	223.302	346.422	273.281
Debtors for Purchase of Assets (Note 8.a)	653.347	472.642	713.936	472.642
Receivable from Affiliates	44.457	32.532	18.842	18.796
Others	1.284.510	986.999	3.015.028	1.832.437
Total	71.467.688	60.617.450	79.835.069	68.330.126

(1)    It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

(2)    In the first semester of 2019, the Bank entered into an agreement with a former controlling shareholder, in which the Bank's liabilities became the responsibility of the Bank, with no impact on results.

13.          Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include (without eliminating transactions with related parties):

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Assets	124,944,302	92,861,348	19,955,679	11,193,937	3,850,302	3,588,365
Current and Long-term Assets	124,944,302	92,861,348	19,955,392	11,193,591	3,850,302	3,588,365
Cash	3,205,293	4,810,743	162,231	27,433	319,152	172,752
Interbank Investments	34,116,739	18,932,358	1,941,192	2,507,169	2,582,385	1,731,210
Securities and Derivatives Financial Instruments	63,736,330	47,969,178	1,002,697	543,737	16,799	62,226
Lending Operations (1)	16,466,558	13,620,719	16,570,321	8,053,459	590,941	1,559,244
Foreign Exchange Portfolio	4,145,245	5,449,633	167,985	27,384	-	-
Others	3,274,137	2,078,717	110,966	34,409	341,025	62,933
Permanent Assets	-	-	287	346	-	-
Liabilities	124,944,302	92,861,348	19,955,679	11,193,937	3,850,302	3,588,365
Current and Long-term Liabilities	70,332,537	47,276,437	15,429,041	7,184,013	303,219	43,037
Deposits and Money Market Funding	10,798,572	6,778,080	2,469,606	525,047	29,766	29,165
Funds from Acceptance and Issuance of Securities	14,999,864	4,451,782	6,235,813	-	-	-
Debt Instruments Eligible to Compose Capital	10,175,961	9,782,372	-	-	-	-
Borrowings (2)	24,297,747	16,095,088	6,318,373	6,581,247	-	-
Foreign Exchange Portfolio	4,120,196	5,397,345	168,134	27,542	-	-
Others	5,940,197	4,771,770	237,115	50,177	273,453	13,872
Deferred Income	119	136	12,331	-	29	14,375
Stockholders' Equity	54,611,646	45,584,775	4,514,307	4,009,924	3,547,054	3,530,953
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018
Net Income	2,606,115	2,417,025	338,068	133,150	(10,868)	96,308

(1)  Refers mainly to lending and export financing operations.

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)  The functional currency is Real (Note 3.b).

14.          Investments in Affiliates and Subsidiaries

a) Amount of Shares or Quotas Owned, Direct and Indirect Participation

					12/31/2019
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio) (1)	Buying Club	238,886	-	100.00%	100.00%
Banco Bandepe S.A. (2)	Bank	3,589	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) (3)(27)	Financial	2,877	-	100.00%	100.00%
Santander CCVM (4)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Getnet S.A. (5)	Payment Institution	69,565	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap) (6)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros)(7)	Recovery of Defaulted Credits	1,179,334	-	100.00%	100.00%
Santander Holding Imobiliária S.A. (8)	Holding	354,645	-	100.00%	100.00%
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A. (9)	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN Benefícios) (10)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A. (11)	Other Activities	10,001	-	100.00%	100.00%
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos) (27)	Payment Institution	90,724	-	100.00%	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (12) (27)	Bank	261,359	-	60.00%	60.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (current name of BHJV Assessoria e Consultoria Empresarial Ltda.) (13)	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A. (current name of Santander Finance Arrendamento Mercantil S.A.) (PI DTVM) (14)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A. (15)	Private Pension	42,819,564	-	-	100.00%

					12/31/2019
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (8)
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) (16) (17)	Collection and Recover of Credit Management	200	-	-	100%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) (19)
Return Gestão de Recursos S.A. (current name of Gestora de Investimentos Ipanema S.A.) (16)	Resources Management	11	-	-	100%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (18)	Securitization	-	-	0.00%	0.00%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (19)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito) (20)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda. (21)	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A. (22)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	68,771	-	18.98%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (23)	Insurance Broker	450	-	-	50.00%
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1,000	-	-	50.00%
Jointly Controlled by Sancap
Santander Auto S.A. (24)	Other Activities	14,400	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	-	-	-	0.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop) (25)	Other Activities	23,243	-	-	51.00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	510,301	-	-	18.98%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	-	18.98%
Controlled by Olé Consignado
Crediperto Promotora de Vendas e Cobrança Ltda. (current name of BPV Promotora de Vendas e Cobrança Ltda.)	Other Activities	6,950	-	-	60.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	60.00%
Affiliate of Banco Santander
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	29.00%	29.00%

b)     Value of Investments

	Adjusted Stockholders' Equity	Net Income Adjusted	Investments Value		Equity Accounting Results
	12/31/2019	01/01 to 12/31/2019	12/31/2019	12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018
Controlled by Banco Santander
Santander Leasing	5,762,769	46,996	4,528,041	4,520,381	36,928	255,505
Banco Bandepe S.A.	5,277,643	242,125	5,277,643	4,193,144	242,125	198,597
Santander Brasil EFC	3,547,055	(10,868)	3,547,055	3,530,953	(10,868)	96,308
Santander Corretora de Seguros	3,002,236	446,908	3,002,236	2,556,667	446,908	362,292
Aymoré CFI	937,539	608,780	937,539	2,191,024	608,780	906,976
Getnet S.A.	2,611,765	585,384	2,611,765	1,916,271	581,422	427,245
Goodwill on the Acquisition of Residual Participation of Getnet S.A. (5)	-	-	1,080,439	-	-	-
Banco RCI Brasil S.A.	1,314,842	258,022	524,503	474,285	102,927	88,010
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,340,589	25,641	1,322,052	269,655	25,660	20,984
Santander CCVM	646,400	98,300	646,400	595,575	98,299	68,198
Sancap	1,040,469	271,976	1,040,469	435,968	271,895	48,750
Banco Olé Consignado (27)	1,543,796	510,276	926,278	-	31,859	-
Santander Brasil Consórcio	424,956	202,853	424,956	318,115	202,853	143,799
Others	1,181,014	49,185	941,417	468,739	85,627	(6,104)
Total			26,810,793	21,470,777	2,724,415	2,610,560

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	12/31/2019	01/01 to 12/31/2019	12/31/2019	12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2019
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	496,077	65,847	94,155	81,658	12,498	(6,928)
Gestora de Crédito	238,719	(56,769)	47,744	59,099	(11,354)	(6,466)
Webmotors S.A.	180,629	61,212	126,440	103,945	42,847	30,625
Norchem Holdings	97,711	2,650	21,252	20,933	576	585
Cibrasec	-	767	-	7,298	202	194
Norchem Participações	42,160	1,949	21,080	26,105	975	1,120
EBP	35,007	1,790	3,889	3,690	199	(1,017)
Santander Auto	24,748	(4,339)	12,374	7,556	(2,169)	55
Hyundai Corretora de Seguros Ltda.	1,868	(132)	934	-	(66)	-
PSA Corretora	1,081	1,313	540	1,206	656	464
Others (28)	-	-	5,266	5,262	-	280
Total			333,674	316,752	44,364	18,912

(1)   At an Extraordinary General Meeting (EGM) held on April 30, 2019, a capital increase of R$79,537 was approved, the share capital of R$95,349 increased to R$174,886 composed by 174,885,602 shares with R$1.00 (one Brazilian real) nominative value each. The Extraordinary General Meeting held on August 15, 2019 approved a capital increase, based on statutory reserves, in the amount of R$64,000, from R$174,886 to R$238,886 divided into 238,885,602 shares, with par value of R$1.00 (one dollar) each.

(2)   At an EGM held on December 7, 2018, a capital increase of R$2,000,000 was approved , the share capital of R$2,787,689 increased to R$4,787,689 through the issuance of 1,405,667 (one million four hundred five thousand six hundred sixty-seven) new common shares, nominatives and without par value. The shareholder Banco Santander subscribed the fully of new common shares issued and pain-in the shares corresponding 50% of the capital share increase, being set that subscribed shares and outstanding of paind-in will be realize in term of one year counting since approving date of capital increased by Bacen.

(3)   At an EGM held on April 26, 2019, a capital increase of R$137,880 was approved, the share capital of R$726,561 increased to R$864,441 without issuance of new shares.

(4)   At an EGM held on April 26, 2019, a capital increase of R$1,689 was approved, the share capital of R$296,000 increased to R$297,689 without issuance of new shares. At an EGM held on August 15, 2019, a capital increase of R$60,000 was approved, the share capital of R$297,689 increased to R$357,689 without issuance of new shares.

(5)   In February 25, 2019, Banco Santander acquired the Minority Shares totality of GetNet S.A., corresponding 11.5% of share capital of GetNet S.A., conform “Purchase and Sale Contract’s of shares and others deals of GetNet S.A.” with approving by Bacen in February 18, 2019. (Note 37.f)

(6)   At an EGM held on April 2, 2019, a capital increase of R$200 ,000 was approved, the share capital of R$347,135 increased to R$547,135 composed by 17,114,176,389 (seventeen billion one hundred fourteen million one hundred seventy-six thousand three hundred eighty-nine) new common shares, nominative and without par value. At an EGM held on November 11, 2019, a capital increase of R$300,000 was approved, the share capital of R$547,135 increased to R$847,135 composed by 23,538,159,258 (twenty-three billion, five hundred and thirty-eight million, one hundred and fifty-nine thousand, two hundred anf fifty-eight) new common shares, nominative and without par value.

(7)   At an EGM held on January 31, 2019, a capital increase of R$100,000 was approved, through the issuance of 92.174.394  (ninety-two million, one hundred seventy-four thousand and three hundred ninety-four) new common shares, nominative and without par value, the share capital of R$270,000 increased to R$370,000. The shares issued in the capital increase were fully subscribed by the stockholder of Banco Santander.  At the AGM held on June 25, 2019, a capital increase of R$375,000 was approved, the share capital of R$370,000 increased to R$745,000 through the issuance of 335.240.479 (three hundred thrty-five million, two hundred forty thousand and four hundred seventy-nine) new common shares, nominative and without par value. At the AGM held on July 25, 2019, a capital increase of R$100,000 was approved, the share capital of R$745,000 increased to R$845,000 through the issuance of 89,007,566  (eighty-nine million, seven thousand and five hundred sixty-six) new common shares, nominative and without par value. At the AGM held on September 25, 2019, a capital increase of R$195,000 was approved, the share capital of R$845,000 increased to R$1,040,000 through the issuance of 171.775.899 (one hundred seventy-one million, seven hundred seventy-five thousand and eight hundred ninety-nine) new common shares, nominative and without par value. At the AGM held on October 23, 2019, a capital increase of R$257,000 was approved, the share capital of R$1,040,000 increased to R$1,297,000 through the issuance of 225,715,791 (two hundred twenty-five million, seven hundred fifteen thousand and seven hundred ninety-one) new common shares, nominative and without par value.

(8)   On May 14, 2019, the Bank Santander and your fully affiliate Santander Holding Imobiliária S.A. perform bound document with partners of Summer Empreendimentos Ltda establishing trade of purchase and sale terms of representative shares in the totality of share capital of Summer Empreendimentos. The operation conclusion is subject of new precedence conditions usual to this type of trade, including the previously authorization by BACEN (Note 37.e). At an EGM held on April 18, 2019, a capital increase of R$86,000 was approved, the share capital of R$24,500 increased to R$110,500 through the issuance of 108,271,434 (one hundred eight million two hundred seventy-one thousand four hundred thirdy-four) new common shares, nominatives and without per value. At EGM held on May 30, 2019, a capital increase of R$119,162 was approved, the share capital of R$110,500 increase to R$229,662 through the issuance of 151,009,682 (one hundred fifty-one million nine thousand six hundred eighty-two) new common shares, nominatives and without per value, at issuance's value share of R$0,7891 each. At EGM held on September 20, 2019, a capital increase of R$45,250 was approved, the share capital of R$229,662 increase to R$274,642 through the issuance of 57.894.063 (fifty-seven million, eight hundred ninety-four thousand and sixty-three) new common shares, nominatives and without per value, at issuance's value share. At EGM held on November 6, 2019, a capital increase of R$10,000 was approved, the share capital of R$274,642 increase to R$284,642 through the issuance of 12.970.169 (twelve million, nine hundred seventy thousand and one hundred sixty-nine) new common shares, nominatives and without per value, at issuance's value share.

(9)   Investment transferred from non-current assets held for sale in June, 2018.

(10) Company incorporated in June 11, 2018 (Note 37.i). At the EGM held on March 27, 2019, a capital increase of R$49,999 was approved, the share capital of R$45,001 increased to R$90,000, through the issuance of 44,999,000 (forty-four million nine hundred ninety-nine thousand) new common shares, nominative and without par value. The shareholder Banco Santander subscribed a totality of new shares issued and paid in the shares corresponding 100% of share capital increase.

(11) Company incorporated on August 14, 2018 with the beginning of its activities in November 2018 (Note 37.g).

(12) Stockholders representing the entire share capital of Banco Olé Consignado, at the Extraordinary Shareholders' Meeting held on February 9, 2018, approved the increase in the capital of Olé Consignado in the amount of R$120,000, from the current R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common, nominative and non-par value shares fully subscribed and paid-in by the stockholders on the date of the AGE in proportion to their respective stockholdings. The capital increase was approved by the Central Bank in an order dated March 15, 2018.

(13) The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil S.A. on December 13, 2018. Aymoré CFI, a wholly-owned subsidiary of Banco Santander , has the effective operational control of the company (Note 37.l.i). At the EGM held on February 19, 2019, a capital increase of R$200,000 was approved, through the issuance of 200,000,000 (two hundred million) new common shares, nominative and without par value, the share capital of R$100,000 increased to R$300,000. The shares issued as a result of the capital increase were fully subscribed by the shareholders Aymoré Financiamentos FI in the amount of R$100,000 and Hyundai Capital Services Inc. in the amount of R$100,000.

(14) At the EGM held in May 3, 2018, the shareholders of Company approved its change into a securities distributing company, and the change of its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The change process was approved by Bacen in November 21, 2018. At an Extraordinary General Meeting held on December 17, 2018, SI Distribuidora de Valores Mobiliários SA approved the change of its corporate name to PI Distribuidora de Títulos e Valores Mobiliários SA. The amendment process was approved by Bacen in January 22, 2019 (Note 37.m).

(15) At an EGM held on April 2, 2019, a capital increase of R$200,000 was approved, the share capital of R$ 250,000 increased to R$450,000 through the issuance of 12,987,012,987 (twelve billion nine hundred eighty-seven million twelve thousand nine hundred eighty-seven) new common shares, nominative and without par value. At an EGM held on November 11, 2019, was approved capital increase in the amount of R$300,000, from R$450,000 to R$750,000 through the issue of 17,241,379,310 (seventeen billion, two hundred and forty-one million, three hundred and seventy-nine thousand, three hundred and ten) new nominative common shares and without nominal value.

(16) At the EGM held in July 12, 2018, was approved the change of its corporate name of Ipanema Empreendimentos e Participações S.A. to Return Capital Serviços de Recuperação de Créditos S.A. At an AGM held on July 12, 2018, was approved the change of its corporate name Gestora de Investimentos Ipanema S.A. to Return Gestão de Recursos S.A. At an EGM held on November 11, 2019, a capital increase of R$300,000 was approved, through the issuance of 17,241,379,310 (seventeen billion, two hundred forty-one million, three hundred seventy-nine thousand, three hundred and teen) new common shares, nominative and without par value.

(17) At November a, 2019 the Atual Serviços de Recuperação de Créditos concluded the acquisition of the issuance shares of the Return Capital Serviços e Recuperação de Créditos S.A. by  the amount of R$17,000, previously owned by the minority stockholders, equivalent to 30% of the company capital. (Note 37.b).

(18) At July 23, 2019, the Bank has a participation of less than 20%, and there is no control block in Cibrasec, and business decisions are taken jointly by the stockholders. At July 24, 2019, all Cibrasbec shares were sold

(19) According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on January 29, 2018. The Company is in the process of liquidation.

(20) Company incorporated in April 14, 2017 and it is in the pre-operational phase. Pursuant to the stockholders' agreement, the control is shared among stockholders who hold 20% of its share capital each (Note 37.k).

(21) Participation resulting from the credit recovery from the Banco Comercial and Investimentos Sudameris S.A. incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated into the Banco Santander (Brasil) S.A. currently partner of Campo Grande Empreendimentos Ltda. The partners are conducting the procedures for extinction of the company, whose depends on the sale of a property. Once it has been sold, the liquidation of the company and each partner will receive its share of the equity.

(22) Although participation exceeds 50%, in accordance with the stockholder' agreement, the control is shared by Santander Corretora de Seguros and Carsales.com.  Investments PTY LTD (Carsales).

(23) In accordance with the stockholders' agreement, the control is shared by Santander Corretora de Seguros and PSA Services LTD.

(24) Insurance company incorporated on October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Empreendimentos e Participações S.A., submitted to Susep to obtain authorization to operate. In accordance with the shareholders' agreement, the control is shared by Sancap and HDI Seguros S.A. (Note 37.j). At an EGM held on July 31, 2019, a capital increase of R$14,000 was approved, the share capital of R$7,000 of the controller Sancap Investimentos e Participações S.A and R$7,000 of the HDI Seguros S.A increased to R$29,000 through the issuance of 13,801,262 (thirteen million eight thousand enad one, two hundred sixty-two) new common shares, nominative and without par value.

(25) Investment acquired in September 25, 2018 (Note 37.h).

(26) In the EGM held on October 31, 2019, the partial spin-off of Integry Tecnologia e Serviços AHU Ltda. Was approved, with version of the spun-off portion of its equity to Getnet (Note 37.c). At the EGM of December, 16, 2019, the change of the company's corporate name to Santander Merchant Platform Solutions Brasil Ltda. (“SMPS Brasil”). On December 20, 2019, a contract was signed for the purchase and sale of all the company's shares for the amount of R $ 3 million by Santander Merchant Platform Solutions (Spain).

(27) On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. formalized its interest in exercising the put option provided for in the Investment Agreement, signed on July 30, 2014, to dispose of its 40% stake in Olé Consignado's share capital to Banco Santander. On December 20, 2020, the parties entered into a binding agreement for the acquisition, by the Bank Santander, of all the shares issued by Bosan Participações S.A. (holding company whose only assets are shares representing 40% of Banco Olé's share capital), for the total amount of R $ 1.6 billion, to be paid in closing date of the Transaction. The completion of the Transaction will be subject to the signing of the definitive instruments and the implementation of certain suspensive conditions usual in this type of transaction. On October 23, 2019, Aymoré CFI had its capital reduced, without the cancellation of shares, by transferring the common shares representing its equity interest held in the Banco Olé Consignado and Super Payments for Banco Santander. On December 23, 2019, the necessary conditions for completing the operation were fulfilled so that Olé Consignado and Super Payments are now directly controlled by Banco Santander (Note 37.a & Note 37.d).

(28) At the Bank, it consists of investments held in the companies mentioned above. Consolidated, mainly consists of the portion of goodwill allocated to Webmotors.

15.          Fixed Assets

				Bank
			12/31/2019	12/31/2018
	Cost	Depreciation	Net	Net
Real Estate	2,467,216	(793,946)	1,673,270	1,737,134
Land	651,442	-	651,442	653,135
Buildings	1,815,774	(793,946)	1,021,828	1,083,999
Others Fixed Assets	13,818,040	(9,277,142)	4,540,898	4,088,273
Installations, Furniture and Equipment	4,398,243	(2,414,576)	1,983,667	1,571,414
Data Processing Equipment	3,913,398	(3,268,508)	644,890	445,450
Leasehold Improvements	4,211,320	(2,738,651)	1,472,669	1,498,849
Security and Communication Equipment	836,263	(613,265)	222,998	252,152
Others	458,816	(242,142)	216,674	320,408
Total	16,285,256	(10,071,088)	6,214,168	5,825,407

				Consolidated
			12/31/2019	12/31/2018
	Cost	Depreciation	Net	Net
Real Estate	2,753,149	(828,692)	1,924,457	1,909,959
Land	718,846	-	718,846	686,520
Buildings	2,034,303	(828,692)	1,205,611	1,223,439
Others Fixed Assets	15,483,559	(10,226,928)	5,256,631	4,588,533
Installations, Furniture and Equipment	4,504,586	(2,447,164)	2,057,422	1,669,541
Data Processing Equipment	4,157,481	(3,391,161)	766,320	582,191
Leasehold Improvements	4,285,429	(2,793,292)	1,492,137	1,516,040
Security and Communication Equipment	2,045,028	(1,350,619)	694,409	496,475
Others	491,035	(244,692)	246,343	324,286
Total	18,236,708	(11,055,620)	7,181,088	6,498,492

16.          Intangibles

Bank
			12/31/2019	12/31/2018
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,496,592	(26,221,847)	274,745	283,474
Other Intangible Assets	8,485,328	(4,707,817)	3,777,511	3,296,078
Acquisition and Development of Software	4,932,976	(3,081,900)	1,851,076	1,314,786
Exclusivity Contracts for Provision of Banking Services	3,346,025	(1,419,683)	1,926,342	1,933,538
Others	206,327	(206,234)	93	47,754
Total	34,981,920	(30,929,664)	4,052,256	3,579,552

Consolidated
			12/31/2019	12/31/2018
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	29,050,911	(27,439,099)	1,611,812	661,634
Other Intangible Assets	9,196,813	(5,095,827)	4,100,986	3,525,818
Acquisition and Development of Software	5,556,110	(3,437,312)	2,118,798	1,517,731
Exclusivity Contracts for Provision of Banking Services	3,346,025	(1,419,683)	1,926,342	1,933,538
Others	294,678	(238,832)	55,846	74,549
Total	38,247,724	(32,534,926)	5,712,798	4,187,452

(1)   Includes in 2019, the acquisition of the minority portion of Getnet, in the amount of R $ 1,178,661.

17.          Funding and Borrowings and Onlendings

a) Deposits

						Bank
					12/31/2019	12/31/2018
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	29,392,188	-	-	-	29,392,188	20,531,035
Savings Deposits	49,039,857	-	-	-	49,039,857	46,068,346
Interbank Deposits	-	2,368,718	2,204,368	100,686	4,673,772	6,579,524
Time Deposits (1)	80,064	57,045,516	74,852,831	59,127,938	191,106,349	185,907,537
Total	78,512,109	59,414,234	77,057,199	59,228,624	274,212,166	259,086,442

						Consolidated
					12/31/2019	12/31/2018
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	29,107,534	-	-	-	29,107,534	18,831,579
Savings Deposits	49,039,857	-	-	-	49,039,857	46,068,346
Interbank Deposits	305,107	1,630,419	1,522,470	841,294	4,299,290	3,065,406
Time Deposits (1)	86,696	57,076,635	73,932,863	59,248,276	190,344,470	184,098,307
Other Deposits	-	-	136,840	-	136,840	8,606
Total	78,539,194	58,707,054	75,592,173	60,089,570	272,927,991	252,072,244

(1)    Considering the maturities established in the respective applications, there is the possibility of immediate withdrawal, in advance of maturity.

b) Money Market Funding

					Bank
				12/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	95,012,791	2,215,147	159,745	97,387,683	89,308,822
Government Securities	85,534,703	2,186,979	159,745	87,881,427	82,331,057
Debt Securities in Issue	68,454	18,141	-	86,595	216,684
Others	9,409,634	10,027	-	9,419,661	6,761,081
Third Parties	8,743,348	-	-	8,743,348	15,200,913
Linked to Trading Portfolio Operations	4,453,655	1,514,928	17,532,833	23,501,416	32,440,445
Total	108,209,794	3,730,075	17,692,578	129,632,447	136,950,180

					Consolidated
				12/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	89,321,333	2,215,147	159,745	91,696,225	85,178,225
Government Securities	79,843,245	2,186,979	159,745	82,189,969	78,200,460
Debt Securities in Issue	68,454	18,141	-	86,595	216,684
Others	9,409,634	10,027	-	9,419,661	6,761,081
Third Parties	8,743,348	-	-	8,743,348	14,200,914
Linked to Trading Portfolio Operations	4,453,656	1,514,928	17,532,833	23,501,417	32,440,445
Total	102,518,337	3,730,075	17,692,578	123,940,990	131,819,584

c) Funds from Acceptance and Issuance of Securities

					Bank
				12/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	12,178,063	30,267,166	26,271,049	68,716,278	70,109,242
Real Estate Credit Notes - LCI (1)	2,879,935	7,487,554	14,627,776	24,995,265	27,159,984
Agribusiness Credit Notes - LCA	2,865,422	9,735,339	2,176,116	14,776,877	11,925,018
Treasury Bills - LF (2)	6,432,706	13,044,273	8,110,361	27,587,340	30,720,861
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	1,356,796	1,356,796	303,379
Securities Issued Abroad	3,299,520	12,996,402	3,123,591	19,419,513	4,516,647
Eurobonds	3,299,520	12,996,402	3,123,591	19,419,513	4,516,647
Funding by Structured Operations Certificates	829,709	946,366	1,667,502	3,443,577	2,646,215
Total	16,307,292	44,209,934	31,062,142	91,579,368	77,272,104

					Consolidated
				12/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	-	34,240	1,557,513	1,591,753	1,318,895
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	12,178,063	31,389,054	28,644,786	72,211,903	73,631,474
Real Estate Credit Notes - LCI (1)	2,879,936	7,487,554	14,627,775	24,995,265	27,159,982
Agribusiness Credit Notes - LCA	2,865,422	9,735,339	2,176,116	14,776,877	11,925,018
Treasury Bills - LF (2)	6,432,705	14,166,161	10,484,099	31,082,965	34,243,095
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	1,356,796	1,356,796	303,379
Securities Issued Abroad	2,640,060	3,247,602	2,827,720	8,715,382	4,516,647
Eurobonds	2,640,060	3,247,602	2,827,720	8,715,382	4,516,647
Funding by Structured Operations Certificates	829,709	946,366	1,667,502	3,443,577	2,646,215
Total	15,647,832	35,617,262	34,697,521	85,962,615	82,113,231

(1) LCI are fixed income securities linked with mortgages and guaranteed by mortgage-backed securities or liens on property. On December 31, 2019, they have maturities between 2020 and 2026.

(2) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2019, its maturities dates are between 2020 and 2025 (12/31/2018 - with maturity between 2019 and 2025).

(3) LIG are fixed income securities linked with mortgages and guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. On December 31, 2019, they have maturities between 2021 and 2022.

						Bank		Consolidated

Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	-	194,243	-	194,243
Eurobonds	2017	2020	BRL	6,9% to 10,0%	929,042	639,275	929,042	639,275
Eurobonds	2017	2021	BRL	0.044	63,181	855,035	63,181	855,035
Eurobonds	2017	2024	USD	2,4% a 10,0%	664,996	19,386	664,996	19,386
Eurobonds	2018	2019	USD	Zero Coupon a 9%	-	197,055	-	197,055
Eurobonds	2018	2019	USD	Until 3,5%	-	34,776	-	34,776
Eurobonds	2018	2019	USD	LIBOR 1M + 1,5%	-	1,287,821	-	1,287,821
Eurobonds	2018	2020	USD	6,6% to 6,7%	37,476	1,211,361	37,476	1,211,361
Eurobonds	2018	2020	USD	1,1% to 4,0%	35,438	-	35,438	-
Eurobonds	2018	2024	USD	6,6% a 6,7%	1,260,099	-	1,260,099	-
Eurobonds	2018	2025	USD	1,1% to 4,0%	1,427,601	-	1,427,601	-
Eurobonds	2019	2020	USD	0% a 4,4%	7,563,963	-	3,556,724	-
Eurobonds	2019	2027	USD	CDI + 6,4%	7,424,010	-	727,118	-
Other					13,707	77,695	13,707	77,695
Total					19,419,513	4,516,647	8,715,382	4,516,647

d) Money Market Funding Expenses

		Bank		Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Time Deposits (1) (2)	10,367,577	11,684,986	9,346,184	11,687,184
Savings Deposits	2,041,669	2,004,846	2,041,669	2,004,846
Interbank Deposits	399,870	693,396	192,911	223,331
Money Market Funding	9,458,914	8,957,850	9,301,152	7,980,271
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	109,282	112,006
Acceptance and Issuance of Securities	7,318,896	7,739,981	7,635,685	8,046,128
Others (3)	585,304	609,354	587,670	589,048
Total	30,172,230	31,690,413	29,214,553	30,642,814

(1)  In December 31, 2019, includes the record of interest in the amount of R$503,540 in the Bank and Consolidated (2018 - R$778,404) related to the issuance of the Debt Instrument Eligible to Tier I and II Capital (Note 20).

(2) In December 31, 2019, includes exchange variation income in the amount of R$1,207,360 in the Bank and Consolidated (2018 – expenses with exchange variation in the amount of R$2,514,803).

(3) In December 31, 2019, includes exchange variation income in the amount of R$254,437 in the Bank and Consolidated (2018 - revenues with exchange variation in the amount of R$33,221).

e) Borrowings and Onlendings

					Bank
				12/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Foreign Borrowings	18,345,872	25,524,786	1,788,469	45,659,127	34,305,601
Import and Export Financing Lines	11,634,406	19,818,154	341,549	31,794,109	24,960,596
Other Credit Lines	6,711,466	5,706,632	1,446,920	13,865,018	9,345,005
Domestic Onlendings	1,074,939	2,622,699	8,056,939	11,754,577	13,267,246
Total	19,420,811	28,147,485	9,845,408	57,413,704	47,572,847

					Consolidated
				12/31/2019	12/31/2018
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	9,697	23,888	13,803	47,388	96,570
Foreign Borrowings	15,764,342	25,524,785	1,788,469	43,077,596	32,574,976
Import and Export Financing Lines	11,634,406	19,818,154	341,549	31,794,109	24,960,596
Other Credit Lines	4,129,936	5,706,631	1,446,920	11,283,487	7,614,380
Domestic Onlendings	1,074,939	2,622,699	8,056,939	11,754,577	13,267,246
Total	16,848,978	28,171,373	9,859,212	54,879,563	45,938,792

In the Bank and Consolidated, the export and import financing lines are funded by foreign banks, for foreign exchange transactions purposes, related to export bills discounting and export and import pre-financing, with maturity until 2023 (12/31/2018 - until 2023) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0,28% p.a. to 3,8% p.a. (12/31/2018 – from 0.5% p.a. to 9.5% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

18.          Tax and Social Security

		Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Deferred Tax Liabilities	5.444.706	2.963.046	6.013.811	3.477.059
Provision for Taxes and Contributions on Income	-	-	460.654	320.595
Taxes Payable	1.069.765	1.199.448	1.817.392	1.846.776
Total	6.514.471	4.162.494	8.291.857	5.644.430

a) Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2018	Recognition	Realization	12/31/2019
Adjustment to Fair Value of Trading Securities and Derivatives (1)	898,976	775,180	(100,160)	1,573,996
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,968,659	1,988,010	(219,340)	3,737,329
Excess Depreciation of Leased Assets	5,515	-	(74)	5,441
Others	89,896	49,248	(11,204)	127,940
Total	2,963,046	2,812,438	(330,778)	5,444,706

	12/31/2018			Consolidated
		Recognition	Realization	12/31/2019
Adjustment to Fair Value of Trading Securities and Derivatives (1)	963,016	823,566	(100,161)	1,686,421
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	2,034,554	2,014,899	(241,804)	3,807,649
Excess Depreciation of Leased Assets	310,163	25,657	(17,580)	318,240
Others	169,326	59,345	(27,170)	201,501
Total	3,477,059	2,923,467	(386,715)	6,013,811
(1) Includes IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

				Bank
				12/31/2019
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2019	896,339	715,602	173,107	1,785,048
2020	896,339	715,602	173,107	1,785,048
2021	896,339	715,602	173,108	1,785,049
2022	7,118	5,675	-	12,793
2023	7,118	5,675	-	12,793
2024 to 2026	21,354	17,027	-	38,381
2027 to 2029	14,239	11,355	-	25,594
Total	2,738,846	2,186,538	519,322	5,444,706

				Consolidated
				12/31/2019
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2019	1,019,386	744,199	175,967	1,939,552
2020	1,016,593	743,194	175,670	1,935,457
2021	976,634	742,419	175,671	1,894,724
2022	44,092	6,493	-	50,585
2023	44,092	6,493	-	50,585
2024 to 2026	93,987	19,076	-	113,063
2027 to 2029	17,258	12,587	-	29,845
Total	3,212,042	2,274,461	527,308	6,013,811

19.          Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II of the Capital Regulatory for calculating operating limits, according to the mature and proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

Bank/Consolidated
					12/31/2019	12/31/2018
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Notes (2)	January - 14	No Maturity (Perpetual)	$3.000	7.375%	-	4,906,880
Notes (2)	January - 14	January - 24	$3.000	6.000%	-	4,978,727
Total					-	9,885,607

(1)   Subordinated CDBs have remuneration paid at the end of the term together with the principal.

(2)   On December 18, 2018, Bacen approved the repurchase of the Notes issued on January 29, 2014, this approval led to the reclassification of these instruments from the line of Debt Instruments Eligible to Capital to Subordinated Debts (Note 20).

20.          Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018. (Note 25.e).

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US $ 2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts (Note 19).

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

Bank/Consolidated
					12/31/2019	12/31/2018
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Tier I (2)	November - 18	No Maturity (Perpetual)	$1.250	7.250%	5,092,153	4,895,197
Tier II (2)	November - 18	November - 28	$1.250	6.125%	5,083,808	4,887,175
Total					10,175,961	9,782,372

(1)  Interest paid semiannually, as of May 8, 2019.

(2)  The debts were made at the Cayman Agency with no incident of income tax.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value.

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

On December 18, 2018, the Bank issued approval for the Notes to comprise Tier I and Tier II of Banco Santander's Reference Equity as of such date, as well as the repurchase of the notes issued on January 29, 2014, this approve grants in the instrument’s reclassification on the line Debt Instruments Eligible to Compose Capital (Note 19).

21.          Other Payables – Other

		Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Provision Technical for Capitalization Operations	-	-	2.402.614	1.874.147
Provision Technical for Pension Operations	-	-	1.901.721	1.797.008
Payables for Credit Cards	27.526.591	24.618.008	36.188.873	37.420.024
Provision for Tax Risks and Legal Obligations (Note 22.b) (2)	4.346.769	4.079.141	6.630.722	6.294.007
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 22.b) (2)	6.179.885	6.688.400	6.739.988	7.231.458
Provision for Financial Guarantees (Note 21.a)	166.105	201.411	166.105	201.411
Employee Benefit Plans (Note 34)	4.821.269	3.328.319	4.874.050	3.357.653
Payables for Acquisition of Assets and Rights	23.034	21.409	23.034	21.409
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 22.i) (b)	102.481	518.061	102.481	598.544
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 22.i) (b)	791	7.094	791	7.094
Accrued Liabilities
Personnel Expenses	1.697.771	1.833.323	1.960.884	2.017.845
Administrative Expenses	388.954	338.599	593.593	499.948
Others Payments	40.179	51.307	135.235	132.988
Creditors for Unreleased Funds	1.188.637	986.678	1.188.637	986.678
Provision of Payment Services	580.988	548.134	580.988	548.134
Suppliers	437.208	546.702	1.242.839	1.427.014
Others (1)	6.168.423	4.661.095	9.654.283	6.690.094
Total	53.669.085	48.427.681	74.386.838	71.105.456

(1)  In the exercise of 2019, includes impacts of the exchange rate variation referring to Notes and in the exercise of 2018, includes the effects described in note 34.a, relating to the reduction of present value of actuarial obligations.

(2)  In the first semester of 2019, the Bank entered into an agreement with a former controlling shareholder, in which the Bank's liabilities became the responsibility of the Bank, with no impact on results (Notes 22.b and 22.i).

(3)  In December 31, 2018, it includes the effects described in note 34, related to the reduction of the present value of the obligations.

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation, the operations are classified according to the provisioning ratings, having as reference the CMN Resolution nº 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of CMN Resolution nº 4,512/2016.

Bank/Consolidated
		12/31/2019		12/31/2018
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	439,507	3,017	1,200,293	4,376
Linked to Bids, Auctions, Provision of Services or Execution of Works	5,243,996	4,426	4,651,584	13,822
Linked to the Supply of Goods	1,488,371	2,602	1,385,573	2,519
Linked to the Distribution of Securities by Public Offer	340,000	-	129,000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	12,934,282	107,231	14,083,538	121,620
Other Guarantees	276,506	1,334	48,359	928
Other Bank Guarantees	13,944,007	37,585	14,182,366	58,146
Other Financial Guarantees	3,600,051	9,910	2,818,561	-
Total	38,266,720	166,105	38,499,274	201,411

Changes in Allowances for Financial Guarantees

Bank/Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018
Balance at Beginning	201,411	312,373
Constitution (Note 30)	13,380	20,406
Reversal (1) (Note 30)	(48,686)	(131,368)
Balance at End	166,105	201,411

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

22.          Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on December 31, 2019 and 2018, no contingent assets were registered (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Reserve for Tax Contingencies and Legal Obligations (Note 21)	4,346,769	4,079,141	6,630,722	6,294,007
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 21)	6,179,885	6,688,401	6,739,988	7,231,458
Labor	3,216,008	3,543,801	3,517,431	3,829,975
Civil	2,963,877	3,144,600	3,222,557	3,401,483
Total	10,526,654	10,767,542	13,370,710	13,525,465

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

Bank
			01/01 to 12/31/2019			01/01 to 12/31/2018
	Tax	Labor	Civil	Tax (3)	Labor	Civil
Balance at Beginning	4,079,141	3,543,801	3,144,600	4,279,109	3,240,115	2,241,047
Recognition Net of Reversal (1) (4)	190,028	1,082,166	312,423	30,345	497,297	1,211,499
Inflation Adjustment	139,412	80,637	261,528	148,976	626,736	249,611
Write-offs Due to Payment	(61,812)	(1,490,596)	(754,674)	(3,432)	(820,347)	(557,557)
Others (3)	-	-	-	(375,857)	-	-
Balance at End	4,346,769	3,216,008	2,963,877	4,079,141	3,543,801	3,144,600
Escrow Deposits - Other Receivables	1,580,209	1,074,497	621,366	1,355,802	1,133,506	613,221
Escrow Deposits - Securities	10,630	17,913	24,441	22,459	19,315	29,003
Total Escrow Deposits (2)	1,590,839	1,092,410	645,807	1,378,261	1,152,821	642,224

Consolidated
			01/01 to 12/31/2019			01/01 to 12/31/2018
	Tax	Labor	Civil	Tax (3)	Labor	Civil
Balance at Beginning	6,294,008	3,829,975	3,401,483	6,999,881	3,457,092	2,537,127
Recognition Net of Reversal (1)(4)	197,158	1,137,392	491,755	28,011	503,565	1,278,557
Inflation Adjustment	217,949	102,247	266,496	247,013	665,310	284,162
Write-offs Due to Payment	(78,393)	(1,552,183)	(937,177)	(65,505)	(888,472)	(698,363)
Change in the Scope of Consolidation/Acquisitions/ Merger/Reclassification of Societary Equity (Note 14)	-	-	-	17,858	92,480	-
Others	-	-	-	(933,250)	-	-
Balance at End	6,630,722	3,517,431	3,222,557	6,294,008	3,829,975	3,401,483
Escrow Deposits - Other Receivables	2,552,068	1,161,209	629,088	2,238,235	1,195,934	621,369
Escrow Deposits - Securities	11,488	17,913	24,441	23,492	19,315	29,003
Total Escrow Deposits (2)	2,563,556	1,179,122	653,529	2,261,727	1,215,249	650,372

(1)    Tax risks include the constitutions of tax provisions related to lawsuits and administrative proceedings and legal obligations, recorded in the headings tax expenses, other operating income and other operating expenses IR and CSLL.

(2)    Refers to the amounts of collateral deposits, limited to the amount of the provision and do not include escrow deposits related to possible and / or remote contingencies and recourse deposits.

(3)    On December 31, 2018, it includes the effects of the access on the Sponsored Payments and Installments Programs from the cities of São Paulo and Rio de Janeiro and lawsuits related to IRPJ, CSLL and Social Securities Contributions related to the period from 1999 to 2005.

(4)    In the first semester of 2019, the Bank entered into an agreement with a former controlling shareholder, in which the Bank's liabilities became the responsibility of the Bank, with no impact on results (Notes 21 and 22.i).

(5)    Due to the unfavorable scenario to the thesis in which the CSLL Rate Increase is questioned, and, consequently, alteration of the success classification of the respective processes, the Bank opted for the payment of the amounts discussed

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount in risk of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and Cofins - R$1,903,369 in the Bank and R$3,769,611 in the Consolidated (12/31/2018 - R$1,841,342 in the Bank and R$3,646,102 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Increase in CSLL Tax Rate - R$112,548 in the Consolidated (12/31/2018 - R$0 in the Bank and R$108,489 in the Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. In 2018, given the classification of success and unfavorable scenario in the Courts, we opted to pay the amounts discussed, except for Companhia de Crédito, Financiamento e Investimento Renault do Brasil (RCI), because the judicial proceedings are pending of judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$906,355 (12/31/2018 - R$729,919) in the Bank and Consolidated: in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Santander Brasil Tecnologia (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed lawsuit aiming to cancel both tax charges on the period ended on December 31, 2019. In September 2019 this action has been dismissed, and the resolution has been appealed to the higher court. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

Social Security Contribution (INSS) - R$282,046 in the Bank and R$282,053 in the Consolidated (12/31/2018 - R$273,225 in the Bank and R$273,233 in the Consolidated): Banco Santander and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Tax on Services (ISS) - Financial Institutions - R$208,561 in the Bank and R$224,631 in the Consolidated (12/31/2018 - R$212,535 in the Bank and R$228,403 in the Consolidated): Banco Santander and its subsidiaries discuss administrative and legal requirements , by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 22.h).

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Former Banespa employees. Action distributed in 1998 by the Banespa Retired Association (AFABESP) requiring the payment of a semiannual bonus provided for in the Banespa regulations, according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. management or, alternatively, PLR, to retired employees of the extinct Banco do Estado de São Paulo SA - Banespa, hired until May 22, 1975. The bonus was not paid in 1994 and 1995 because the bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. The aforementioned clause was excluded from the regulation in 2001. The lawsuit was upheld by the Superior Labor Court. The Bank filed the appropriate funds with the STF, which, due to a monocratic decision, dismissed the appeal. A rescissory action was brought to dismiss the decision of the main action and suspend execution. There is a preliminary injunction in force that authorizes the execution of necessary enforcement acts to proceed with the execution until the attachment, however, any acts of seizure of assets or blocking of cash are prohibited until the judgment of the rescission action. As of December 31, 2019, the case is classified as a probable loss and the provision was recorded based on the estimated loss.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement.

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$25,568 million in Consolidated, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2019, the amounts related to these proceedings totaled approximately R$5,052 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On December 31, 2019, the amounts related to these proceedings totaled approximately R$3,139 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On December 31, 2019, the amounts related to these proceedings totaled approximately R$4,835 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On December 31, 2019, the balance was approximately R$1,419 million.

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2019, the amount related to this claim is approximately R$607 million.

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of December 31, 2019, the amount was R$1,055 million.

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On December 31, 2019, the amounts related to these proceedings totaled approximately R$635 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder.  As of December 31, 2019, the amount related to this lawsuit is approximately R$400 million.

The labor claims with classification of loss risk as possible totaled R$133 million in Consolidated, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$2,058 million in Consolidated, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$102,481, R$213 and R$578 (12/31/2018- R$518,061, R$327 and R$6,767 in the Bank and R$598,544, R$327 and R$6,767 in the Consolidated) in the Bank and in the Consolidated, respectively, recorded in other financial liabilities (Note 21) which the responsible people were the  former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables - others (Note 12).

23.          Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

Thousands of Shares
			12/31/2019			12/31/2018
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	90,069	115,785	205,854	82,043	107,699	189,742
Foreign Residents	3,728,626	3,564,051	7,292,677	3,736,652	3,572,137	7,308,789
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(16,702)	(16,702)	(33,404)	(13,317)	(13,317)	(26,634)
Total Outstanding	3,801,993	3,663,134	7,465,127	3,805,378	3,666,519	7,471,897

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend. The amount of R $ 7,800,000 in dividends and interest on own capital that will be paid in February 2020, is recorded under the caption of other obligations - social and statutory (R $ 4,800,000 in 2018);

				12/31/2019
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (6)	1,000,000	127.5853	140.3438	267.9291
Interest on Capital (2) (6)	1,000,000	127.6399	140.4039	268.0438
Interest on Capital (3) (6)	1,000,000	127.6610	140.4271	268.0881
Interest on Capital (4) (6)	1,100,000	128.9673	141.8641	270.8314
Interest on Capital (5) (6)	6,700,000	953.7198	953.7198	1,820.7377
Total	10,800,000

(1)  Established by the Board of Directors in March 29, 2019, Common Shares - R$108.4475, preferred - R$129.1922 e Units - R$227.7397 net of taxes and was paid in May 28, 2019, without any remuneration for monetary restatement.

(2)  Established by the Board of Directors in June 28, 2019, Common Shares - R$108.4939, preferred - R$119.3433 e Units - R$227.8373 net of taxes and was paid in July 31, 2019, without any remuneration for monetary restatement.

(3)    Deliberated by the Board of Directors on September 30, 2019, common - R$108.5119, preferred - R$119.3631 and Units - R$227.8749 net of taxes and were paid on October 30, 2019, without any remuneration monetary restatement.

(4)    Deliberated by the Board of Directors on December 27, 2019, common - R $ 109.6222, preferred - R$120.5644 and Units - R$230.2067 that will be paid in February 2020, without any monetary restatement.

(5)    Deliberated by the Board of Directors on December 27, 2019, common - R$867.0179, preferred - R$953.7197 and Units - R$1.829.7377 that will be paid in February 2020, without any monetary restatement.

(6)    The amount of dividends and interest on equity will be fully charged to the minimum mandatory dividends to be distributed by the Bank for the year 2019.

				12/31/2018
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (6)	600,000	76.3304	83.9634	160.2938
Interim Dividends (2) (6)	600,000	76.4956	84.1451	160.6407
Interest on Capital (3) (6)	600,000	76.4985	84.1484	160.6469
Interim on Capital (4) (6)	2,880,000	367.4149	404.1564	771.5713
Interim Dividends (5) (6)	1,920,000	244.9433	269.4376	514.3808
Total	6,600,000

(1)     Established by the Board of Directors in March 27, 2018, Common Shares - R$64.8808, preferred - R$71.3689 and Units - R$136.2497 net of taxes and was paid in April 26, 2018, without any remuneration for monetary restatement.

(2)     Established by the Board of Directors in June 26, 2018, and was paid in July 27, 2018, without any remuneration for monetary restatement.

(3)     Established by the Board of Directors in September 28, 2018, Common Shares - R$65.0237, preferred - R$71.5261 and Units - R$136,5898 net of taxes and was paid in October 26, 2018, without any remuneration for monetary restatement.

(4)     Established by the Board of Directors in December 28, 2018, Common Shares - R$312.3027, preferred - R$343.5329 and Units - R$655,8356  net of taxes and was paid in February 26, 2019, without any remuneration for monetary restatement.

(5)     Established by the Board of Directors in December 28, 2018, and was paid in February 26, 2019, without any remuneration for monetary restatement.

(6)     The amount of dividends and interest on equity was fully imputed to the minimum mandatory dividends to be distributed by the Bank for the 2018 financial year.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

In the meeting held on November 1, 2019, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 5, 2019, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,256,072 Units, representing 37,256,072 common shares and 37,256,072preferred shares, which, on December 31, 2019, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2019, the Bank held 15,843,587 common shares and 15,843,587 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 5, 2019, and will expire on November 4, 2020.

Bank/Consolidated
Shares in Thousands
	12/31/2019	12/31/2018
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Exercise	13,317	1,773
Shares Acquisitions	6,465	15,816
Payment - Share-Based Compensation	(3,080)	(4,272)
Treasury Shares at Beginning of the Exercise	16,702	13,317
Subtotal - Treasury Shares in Thousands of Reais	R$ 679,364	R$ 460,550
Issuance Cost in Thousands of Reais	R$ 1,771	R$ 882
Balance of Treasury Shares in Thousands of Reais	R$ 681,135	R$ 461,432

Cost/Share Price	Units	Units
Minimum Cost	R$ 7.55	R$ 7.55
Weighted Average Cost	R$ 32.10	R$ 28.59
Maximum Cost	R$ 49.55	R$ 43.84
Share Price	R$ 42.60	R$ 42.70

(*) Considering since the beginning of operations on the stock exchange.

e) Consolidated Stockholders’ Equity - Unrealized Income

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$77,044 (12/31/2018 - R$2,788) and long-term incentives of R$3,254 (12/31/2018 - R$1,707). Of these, on December 31, 2019 there were realized results in the amounting of R$92,497 (2018 - R$249) referring to unrealized profit.

f) Non Controlling Interest

	Stockholders’ Equity		Non Controlling Interest
	12/31/2019	12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018
Banco RCI Brasil S.A. (Note 14)	790,340	714,671	(155,095)	(132,617)
Olé Consignado (Note 14)	617,518	463,407	(204,111)	(138,527)
FI RN Brasil - Financiamento de Veículos (Note 2)	-	301,707	(8,376)	(22,521)
Getnet S.A. (Note 14)	-	249,007	(3,961)	(55,518)
Banco PSA (Note 14)	131,222	155,399	(16,446)	(17,914)
FI Direitos Creditórios RCI Brasil I (Note 2)	-	63,454	(4,117)	(11,150)
Banco Hyundai Capital Brasil S.A.	148,589	51,072	2,494	(1,083)
Rojo Entretenimento S.A.	7,245	7,015	(230)	(166)
Return Capital Serviços de Recuperação de Créditos S.A.	-	1,155	(2,584)	(1,150)
Santander Leasing (Note 14)	447	447	(3)	(25)
Total	1,695,361	2,007,334	(392,429)	(380,671)

(1)  Investment Fund closed in the first half of 2019.

(2)  Investment Fund closed in December 2019.

24.          Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution nº 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by CMN Resolution nº 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5%, including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

As a continuation the adoption of the rules established  by CMN Resolution nº 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution nº 4,280/2013.The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

	12/31/2019	12/31/2018
Tier I Regulatory Capital	66,481,661	61,476,715
Principal Capital	61,389,509	56,581,518
Supplementary Capital (Note 20)	5,092,153	4,895,197
Tier II Regulatory Capital (Note 20)	5,083,808	4,887,175
Regulatory Capital (Tier I and II)	71,565,469	66,363,890
Credit Risk (1)	407,786,238	358,955,592
Market Risk (2)	20,235,208	39,231,773
Operational Risk	47,965,481	42,375,554
Total RWA (3)	475,986,927	440,562,919
Basel I Ratio	13.97	13.95
Basel Principal Capital	12.90	12.84
Basel Regulatory Capital	15.04	15.06

(1)  Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2)  Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3)  Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.

25.          Related Parties

a) Key Management Personnel Compensation

The Bank's Board of Directors' Meeting held on March 27, 2019 approved, in accordance with the favorable recommendation  of the Compensation Committee, the proposal for the maximum global compensation for the Directors (Board of Directors and Executive Board) for the year (competence) of 2019 , in the amount of up to R $ 400,000 (four hundred million reais), covering fixed, variable and share-based compensation and other benefits. The proposal was resolved at the Annual General Meeting (AGM) held on April 26, 2019.

a.1) Short Term Benefits

The following table shows the salaries and fees of the Board of Directors and the Executive Board and refers to the amount recognized as an expense in the year ended December 31, 2019 and 2018, by Banco Santander and its subsidiaries to their Directors for the positions they occupy Banco Santander and other companies of the Santander Conglomerate.

The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods.

	01/01 to 12/31/2019	01/01 to 12/31/2019

Fixed Compensation	91,009	92,193
Variable Compensation - in cash	71,126	48,775
Variable Compensation - in shares	80,832	34,155
Others	47,926	55,484
Total Short-Term Benefits	290,893	230,607
Variable Compensation - in cash	92,704	31,797
Variable Compensation - in shares	102,046	30,060
Total Long-Term Benefits	194,750	61,857
Total	485,643	292,464

(*) The table includes the balance of variable deferred remuneration from previous years, duly accounted for in the respective years of competence.

Additionally, in the exercise of 2019, charges were collected on Management compensation in the amount of R$35,128 (2018 - R$37,545).

a.2) Long Term Benefits

The Bank, as well as Banco Santander Espanha, as well as other subsidiaries of the Santander Group in the world, has long-term compensation programs linked to the performance of the market price of its shares, based on the achievement of goals (Note 34.f).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation and its benefits will be discontinued.

c) Lending Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)   its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)   its directors and members of statutory or contractual bodies;

(3)   in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)   natural persons with qualified equity interest in their capital;

(5)   corporate entities with qualified equity interest in their capital;

(6)   legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)   legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)   legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	12/31/2019
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,526	0.1%	2,533	0.1%	5,059	0.1%
Directors (*)	4,525	0.1%	4,525	0.1%	9,050	0.1%
Others	355,722	9.3%	383,519	10.4%	739,241	9.9%
Total Outstanding	3,801,993	99.6%	3,663,134	99.6%	7,465,127	99.6%
Treasury Shares	16,702	0.4%	16,702	0.4%	33,404	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	358,248	9.4%	386,053	10.5%	744,301	9.9%

						Shares in Thousands
	12/31/2018
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
GES (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,986	0.1%	2,987	0.1%	5,973	0.1%
Directors (*)	3,930	0.1%	3,930	0.1%	7,860	0.1%
Others	359,242	9.4%	387,045	10.5%	746,287	9.9%
Total Outstanding	3,805,378	99.7%	3,666,519	99.6%	7,471,897	99.6%
Treasury Shares	13,317	0.3%	13,317	0.4%	26,634	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	362,228	9.5%	390,032	10.6%	752,260	10.0%

(1)  Companies of the Santander Spain Group.

(2)  Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to 12/31/2019	12/31/2018	01/01 to 12/31/2018
	12/31/2019
Cash	840,686	-	1,402,413	-
Banco Santander Espanha (2)	770,425	-	1,342,685	-
Others	70,261	-	59,728	-
Interbank Investments	76,904,602	5,384,867	64,268,736	4,815,257
Aymoré CFI (3) (14)	42,683,530	3,736,896	39,943,867	3,354,580
Banco Santander Espanha (1) (2)	4,111,489	91,907	6,583,716	136,021
Banco RCI Brasil S.A. (3)	4,314,399	218,661	2,880,143	136,666
Banco Bandepe(3)	10,051,166	176,234	1,984,778	67,961
Olé Consignado (3)	12,412,492	1,032,821	11,156,948	1,020,643
Others	3,331,526	128,348	1,719,284	99,386
Securities	375,377	21,140	354,237	856,776
Santander Leasing (3)	375,377	21,140	354,237	856,776
Derivatives Financial Instruments - Net	(1,004,057)	(1,508,913)	(196,540)	(347,686)

Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(113,931)	(598)	266,027	(210,324)
Banco Santander Espanha (2)	(1,026,552)	(350,789)	(520,953)	(280,873)
Santander FI Hedge Strategies (3) (Note 2)	255,838	882,378	558,195	806,192
Santander FI Diamantina (3)	(201,763)	(2,222,486)	(494,189)	(638,237)
Key Management Personnel	-	78	-	142
Others	82,351	182,504	(5,620)	(24,586)
Interfinancial Relations	9,206,678	5,270	10,131,786	8,458
Getnet S.A. (Nota 12) (3) (7)	9,198,824	2,107	10,118,599	4,268
Santander Leasing (3)	7,854	3,163	13,187	4,190
Loan Operations	616,157	534	3,216	1,242
Getnet S.A. (Nota 12) (3) (7)	605,157	-	-	-
Cibrasec(5)	-	-	-	923
Key Management Personnel (12)	11,000	534	3,216	319
Dividends and Bonuses Receivables	280,500	-	251,091	652,482
Aymoré CFI(3)	37,949	-	161,419	100,664
Santander CCVM (3)	-	-	-	293,383
Banco RCI Brasil S.A.(3)	25,091	-	24,842	29,226
Banco Bandepe(3)	-	-	-	192,613
Getnet S.A.(3)	67,518	-	52,948	-
Sancap Investimentos e Participações S.A. (3)	64,594	-	11,578	-
Olé Consignado	75,000	-	-	-
Others	10,347	-	304	36,596
Trading Account	504,782	17,463	191,740	347
Abbey National Treasury(4)	-	-	87,260	157
Banco Santander Espanha(2)	504,782	17,463	104,480	190
Foreign Exchange Portfolio - Net	294,581	(282,055)	376,468	(186,846)
Banco Santander Espanha(2)	294,581	(282,247)	376,045	(187,508)
Banco Santander México (4)	-	-	423	423
Key Management Personnel	-	192	-	239
Income Receivable	884,878	2,222,220	926,771	2,007,727
Zurich Santander Brasil Seguros e Previdência S.A.(8)	826,100	1,990,539	880,920	1,782,762
Zurich Santander Brasil Seguros S.A.(8)	58,778	231,681	45,851	224,965
Receivables from Affiliates	19,396	683,765	9,689	706,460
Santander Capitalização S.A. (3)	-	-	-	9,387
Esfera Fidelidade S.A.	10,064	6,409	-	-
Banco Santander Espanha (2)	4,516	-	-	-
Santander FI Hedge Strategies(3) (Nota 2)	2,883	9,624	-	-
Aymoré CFI (3)	-	475,790	-	483,950
Santander CCVM (3)	-	59,221	-	60,851
Santander Brasil Consórcio (3)	-	19,771	225	14,297
Santander Corretora de Seguros (3)	-	32,615	-	33,762
Getnet S.A. (3) (7)	316	35,115	6,111	66,249
Others	1,617	45,220	3,353	37,964
Other Receivables - Others	307,201	379,433	47,756	354,087
Banco Santander Espanha(2)	273,232	6,448	7,159	6,972
Santander Capitalização S.A.(3)	29,749	333,964	30,332	305,321
Banco Santander International(4)	-	35,294	-	30,789
Key Management Personnel	-	202	3,118	212
Others	4,220	3,525	7,147	10,793
Deposits	(12,220,825)	(1,379,602)	(9,888,643)	(718,119)
Santander Leasing(3)	(64,547)	(8,495)	(185,539)	(118,625)
Banco Santander Espanha(2)	(12,294)	-	(77,919)	(7,051)
Aymoré CFI(3)	(672,355)	(178,815)	(3,504,136)	(366,988)
Zurich Santander Brasil Seguros e Previdência S.A.(8)	(199,934)	-	(234,249)	-
Santander Brasil Gestão de Recursos Ltda.(4)	(332,916)	(16,387)	(190,674)	(8,329)
Fundo de Investimento Santillana(4)	(20,571)	(67,821)	(1,151,399)	(102,349)
Santander Securities Services Brasil DTVM S.A.(4)	(404,427)	(27,595)	(427,209)	(26,378)
Santander FI Hedge Strategies(3) (Note 2)	(745,350)	-	(1,789,627)	(58,185)
Getnet S.A.(3)	(196,757)	-	(1,720,075)	-
Santander FI Diamantina(3)	(8,920,327)	(1,039,080)	-	-
Key Management Personnel	(36,068)	(2,028)	(37,873)	(2,142)
Others	(615,279)	(39,381)	(569,943)	(28,072)
Repurchase Commitments	(5,691,457)	(158,890)	(5,131,434)	(980,911)
Santander FI Amazonas (3)	(131,317)	(15,580)	(204,422)	(12,612)
Santander Leasing(3)	(1,253,584)	(80,176)	(1,300,319)	(437,987)
Santander CCVM (3)	(97,488)	(5,001)	(41,740)	(1,546)
Santander FI SBAC(3)	(2,713,050)	(1,498)	(2,131,912)	(91,193)
Santander FI Guarujá(3)	(372,545)	(19,549)	(249,538)	(12,113)
Santander FI Diamantina (3)	(255,043)	(3,322)	(4,600)	(2,565)
PI Distribuidora de Títulos e Valores Mobiliários S.A (3)	-	-	(301,559)	(20,875)
Santander FI Unix(3)	(366,357)	(20,014)	(324,715)	(19,645)
Others	(502,073)	(13,731)	(571,791)	(382,247)
Key Management Personnel	-	(19)	(838)	(128)
Funds from Acceptance and Issuance of Securities	(89,074)	(5,701)	(96,133)	(6,437)
Key Management Personnel	(89,074)	(5,701)	(96,133)	(6,437)
Borrowings and Onlendings	(2,581,530)	-	(1,989,845)	-
Banco Santander Río S.A. (4)	-	-	(259,220)	-
Santander Brasil EFC (3)	(2,581,530)	-	(1,730,625)	-
Dividends and Bonuses Payables	(6,886,828)	-	(3,928,017)	-
Banco Santander Espanha(2)	(1,067,623)	-	(609,159)	-
Sterrebeeck B.V.(2)	(3,629,772)	-	(2,071,055)	-
GES(2)(4)	(2,177,207)	-	(1,242,259)	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant)(4)	(1,948)	-	(1,112)	-
Key Management Personnel (11)	(10,278)	-	(4,432)	-
Payables from Affiliates	(127,148)	(945,626)	(33,180)	(829,591)
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.) (3) (9)	(46)	(198,113)	(5,032)	(340,912)
Santander Corretora de Seguros (3)	(12,127)	(139,816)	(6,057)	(76,838)
Banco Santander Espanha (2)	-	(154,112)	(7,806)	(115,055)
Getnet S.A. (3)	(12,886)	(29,360)	(2,660)	(27,701)
Santander Global Technology, S.L., SOCI	(8,240)	(335,609)	(7,116)	(173,334)
Santander Leasing	(79,387)	-	-	-
Others	(14,462)	(88,616)	(4,509)	(95,751)
Debt Instruments Eligible to Compose Capital	(10,175,961)	(1,394,973)	(9,782,372)	-
Banco Santander Espanha (2) (6)	(10,175,961)	(1,394,973)	(9,782,372)	-
Subordinated Debts	-	-	(9,885,607)	(427,470)
Banco Santander Espanha (2)	-	-	(9,885,607)	(427,470)
Donations	-	(16,100)	-	(15,935)
Fundação Sudameris	-	(16,100)	-	(15,935)
Other Payables - Others	(3,926,496)	(1,793,932)	(408,100)	(1,244,366)
TecBan (10)	-	(345,610)	-	(313,433)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (3) (9)	-	(251,625)	-	(298,494)
Getnet S.A. (3)	(3,573,943)	(721,143)	(33,321)	(332,945)
Key Management Personnel	(352,553)	(430,058)	(374,637)	(263,076)
Others	-	(45,496)	(142)	(36,418)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to 12/31/2019	12/31/2018	01/01 to 12/31/2018
	12/31/2019
Cash	1,106,373	-	1,575,165	-
Banco Santander Espanha (2)	1,089,578	-	1,515,437	-
Others	16,795	-	59,728	-
Interbank Investments	4,111,489	92,067	6,583,716	136,060
Banco Santander Espanha(1)(2)	4,111,489	92,067	6,583,716	136,060
Derivatives Financial Instruments - Net	(1,172,059)	(415,105)	(182,833)	(561,571)
Fundo de Investimento Santillana(4)	(113,931)	(598)	266,027	(210,324)
Abbey National Treasury(4)	-	-	-	(17,726)
Banco Santander Espanha(2)	(1,058,128)	(414,585)	(448,860)	(333,663)
Key Management Personnel	-	78	-	142
Loan Operations	11,284	552	3,216	1,242
Cibrasec(5)	-	-	-	923
Key Management Personnel (12)	11,284	552	3,216	319
Trading Account	504,782	30,819	191,740	20,313
Banco Santander Espanha(2)	504,782	30,819	104,480	20,156
Abbey National Treasury(4)	-	-	87,260	157
Foreign Exchange Portfolio - Net	294,581	(282,055)	376,468	(186,846)
Banco Santander Espanha(2)	294,581	(282,247)	376,045	(187,508)
Banco Santander México (4)	-	-	423	423
Key Management Personnel	-	192	-	239
Dividends and Bonuses Receivables	20,367	-	14,548	-
Webmotors S.A(10)	20,367	-	14,548	-
Income Receivable	901,574	2,656,637	959,726	2,767,672
Zurich Santander Brasil Seguros e Previdência S.A. (8)	842,796	2,424,476	913,875	2,463,559
Zurich Santander Brasil Seguros S.A. (8)	58,778	232,161	45,851	304,113
Receivables from Affiliates	5,022	6,948	1,432	3,854
Santander Brasil Gestão de Recursos Ltda. (4)	169	4,021	-	-
Banco Santander Espanha (2)	4,516	-	-	-
Santander Securities Services Brasil DTVM S.A.(4)	-	812	927	2,558
Others	337	2,115	505	1,296
Other Receivables - Others	347,335	54,033	41,837	57,640
Banco Santander Espanha(2)	347,335	6,311	38,719	6,950
Banco Santander International(4)	-	35,294	-	30,789
Santander Securities Services Brasil DTVM S.A.(4)	-	8,509	-	9,445
Santander Brasil Gestão de Recursos Ltda. (4)	-	1,972	-	514
Key Management Personnel	-	343	3,118	355
Others	-	1,604	-	9,587
Deposits	(1,073,134)	(118,316)	(2,394,667)	(158,040)
Zurich Santander Brasil Seguros e Previdência S.A.(8)	(199,934)	-	(234,249)	-
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	(215)
Santander Brasil Gestão de Recursos Ltda.(4)	(332,916)	(16,387)	(190,674)	(8,329)
Fundo de Investimento Santillana(4)	(20,571)	(67,821)	(1,151,399)	(102,349)
Santander Securities Services Brasil DTVM S.A.(4)	(404,427)	(27,595)	(427,209)	(26,378)
Santander Securities Services Brasil Participações S.A.(4)	-	-	(58,968)	(4,442)
Key Management Personnel	(36,104)	(2,028)	(37,889)	(2,142)
Others	(79,182)	(4,485)	(294,279)	(14,185)
Repurchase Commitments	-	(19)	(838)	(707)
Fundo de Investimento Santillana(4)	-	-	-	(579)
Key Management Personnel	-	(19)	(838)	(128)
Funds from Acceptance and Issuance of Securities	(89,074)	(5,701)	(96,133)	(6,437)
Key Management Personnel	(89,074)	(5,701)	(96,133)	(6,437)
Borrowings and Onlendings	-	-	(259,220)	-
Banco Santander Río S.A. (4)	-	-	(259,220)	-
Dividends and Bonuses Payables	(6,886,828)	-	(3,928,017)	-
Sterrebeeck B.V.(2)	(3,629,772)	-	(2,071,055)	-
GES(2)(4)	(2,177,207)	-	(1,242,259)	-
Banco Santander Espanha(2)	(1,067,623)	-	(609,159)	-
Banco Madesant(4)	(1,948)	-	(1,112)	-
Key Management Personnel (11)	(10,278)	-	(4,432)	-
Payables from Affiliates	(28,349)	(580,717)	(34,385)	(439,565)
Banco Santander Espanha(2)	(21)	(154,110)	(7,990)	(114,892)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	(31,051)
Santander Brasil Asset(4)	(14,406)	(967)	(14,476)	(16,350)
Santander Securities Services Brasil DTVM S.A.(4)	(5,066)	(49,241)	(4,291)	(45,831)
Santander Global Technology, S.L., SOCI	(8,240)	(336,303)	(7,116)	(175,466)
Others	(616)	(40,096)	(512)	(55,975)
Debt Instruments Eligible to Compose Capital	(10,175,961)	(1,394,973)	(9,782,372)	-
Banco Santander Espanha(2)(6)	(10,175,961)	(1,394,973)	(9,782,372)	-
Subordinated Debts	-	-	(9,885,607)	(427,470)
Banco Santander Espanha (2)	-	-	(9,885,607)	(427,470)
Donations	-	(19,915)	-	(21,125)
Instituto Escola Brasil	-	(900)	-	(1,112)
Santander Cultural	-	(1,300)	-	(2,748)
Fundação Sudameris	-	(16,100)	-	(15,935)
Fundação Santander	-	(1,615)	-	(1,330)
Other Payables - Others	(379,980)	(891,298)	(403,287)	(691,028)
Banco Santander Espanha (2)	(1,277)	(4,001)	(1,639)	(595)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(9)	-	-	-	(5,435)
Aquanima Brasil Ltda.(4)	-	(28,382)	-	(26,924)
Zurich Santander Brasil Seguros e Previdência S.A. (8)	(21,219)	(23,303)	(16,924)	(19,593)
Santander Securities Servicies Brasil DTVM S.A. (4)	-	(3,109)	-	(2,298)
TecBan(10)	-	(345,610)	-	(313,433)
Key Management Personnel	(357,249)	(485,674)	(384,724)	(292,464)
Others	(235)	(1,219)	-	(30,286)

(1)    Refers to investments in foreign currency (overnight investments) with maturity on January 2, 2020 and interest of up to 1.53% a.a. (12/31/2018 - maturing on January 2, 2019 and interest of up to 2.38% a.a.) maintained by Banco Santander Brasil and its Grand Cayman Branch.

(2)    Controller - Banco Santander is indirectly controlled by Banco Santander Spain, through its subsidiary GES and Sterrebeeck B.V.

(3)    Direct or indirect controlled by Banco Santander.

(4)    Direct or indirect controlled by Banco Santander Espanha.

(5)    Jointly Controlled - Banco Santander.

(6)    Refers to the portion acquired by the Controller with the PR Optimization Plan carried out in the first half of 2014.

(7)    Corresponds to receivable values related to the Acquiring business.

(8)    Significant Influence of Banco Santander Espanha.

(9)    Company acquired on February 28, 2018, on the same date Produban Serviços de Informática S.A. had its name changed to Santander Brasil Tecnologia S.A. (Note 36.f).

(10)  Jointly Controlled - Santander Corretora de Seguros.

(11)  Of the total dividends approved in 2019, R$13,553 is allocated to the Key Management Personnel, with the amount of the provision being paid.

(12)  As of December 31, 2018, the balance with key management personnel refers to operations contracted before the mandates. As of 2019, this policy was changed, expanding the possibility of contracting operations, previously prohibited.

(13)  Refers to the recording in clearing accounts of Guarantees and Limits of credit operations with Key Personnel of the Administration.

(14)  Includes R$800 million resulting from early settlement of funding to rebalance assets and liabilities.

26.          Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Asset Management	728,534	755,148	1,085,948	1,003,341
Checking Account Services	3,797,412	3,348,557	3,857,051	3,360,170
Lending Operations and Income from Guarantees Provided	985,138	1,062,770	1,379,261	1,407,860
Lending Operations	440,422	458,316	834,545	803,406
Income Guarantees Provided	544,716	604,454	544,716	604,454
Insurance Fees	2,447,766	2,312,679	3,118,280	2,797,517
Cards (Debit and Credit) and Acquiring Services	4,172,242	3,706,869	6,118,419	5,771,517
Collection	1,510,489	1,514,786	1,514,625	1,518,991
Brokerage, Custody and Placement of Securities	780,019	550,007	982,099	725,273
Others	247,397	271,194	628,769	700,587
Total	14,668,997	13,522,010	18,684,452	17,285,256
27.          Personnel Expenses

		Bank		Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Compensation	3,978,454	4,034,284	4,438,158	4,502,333
Charges	1,386,695	1,553,653	1,635,991	1,739,668
Benefits	1,351,522	1,304,875	1,537,821	1,436,272
Training	61,194	59,194	68,134	65,968
Others	8,631	8,983	81,195	9,112
Total	6,786,496	6,960,989	7,761,299	7,753,353

28.          Other Administrative Expenses

		Bank		Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Depreciation and Amortization	2,217,366	2,008,195	2,778,756	2,540,211
Outsourced and Specialized Services	1,951,254	1,863,132	2,483,282	2,307,222
Communications	378,143	397,973	403,595	422,544
Data Processing	2,392,249	2,257,980	2,404,599	2,286,887
Advertising, Promotions and Publicity	545,028	503,047	745,242	608,657
Rentals	777,648	709,224	801,130	730,324
Transportation and Travel	147,679	136,928	190,886	170,484
Financial System Services	273,115	278,852	340,067	350,671
Security and Money Transport	597,058	593,232	601,402	596,104
Asset Maintenance and Upkeep	247,935	233,651	264,100	238,974
Water, Electricity and Gas	209,818	186,954	215,832	192,257
Materials	46,143	63,976	53,828	67,058
Others	534,573	394,730	860,011	634,000
Total	10,318,009	9,627,874	12,142,730	11,145,393

29.          Tax Expenses

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

		Bank		Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Cofins (Contribution for Social Security Financing) (1)	2,137,264	1,691,686	2,823,612	2,292,279
ISS (Tax on Services) (3)	530,378	634,839	972,042	843,862
PIS (Tax on Revenue) (1)	343,250	245,665	476,113	370,906
Others (2)	218,051	206,412	299,161	293,538
Total	3,228,943	2,778,602	4,570,928	3,800,585

(1)  Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2)  Includes provisions updates for PIS and Cofins of Law 9,718/1998.

(3)  Includes in 2019, ISS payment effected by Santander Leasing for the city of São Paulo, referring lease operations on the period between January 2014 and December 2017, in the amount of R$275,569.

30.          Other Operating Income

		Bank		Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Net Income Pension and Capitalization	-	-	506,529	416,072
Reversal of Operating Provisions - Fiscal (Note 22.c) (1)	-	-	-	-
Reversal of Provision for Financial Guarantees Provided (Note 21)	35,306	110,962	35,306	110,962
Monetary Adjustment of Escrow Deposits	501,067	554,851	582,282	674,458
Recoverable Taxes	148,173	164,515	185,403	225,023
Recovery of Charges and Expenses	773,851	1,023,309	541,729	771,141
Monetary Variation	46,830	46,163	47,931	47,379
Others (2)	2,782,862	1,583,230	3,294,784	1,934,055
Total	4,288,089	3,483,030	5,193,964	4,179,090

(1)  In 2018, it mainly includes the effect of the increase in the cost contribution established for purposes of the post-employment benefit plan in the amount of R$816,157 (note 21 and 34).

31.          Other Operating Expenses

		Bank		Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Operating Provisions
Fiscal (Note 22.c)	190,028	22,733	197,158	13,542
Labor (Note 22.c)	1,082,166	497,297	1,137,392	503,565
Civil (Note 22.c)	312,423	1,211,499	491,755	1,278,557
Credit Cards (3)	4,231,965	2,374,887	3,364,387	2,441,074
Actuarial Losses - Pension Plan (Note 34.a)	305,355	242,140	306,391	241,333
Legal Fees and Costs	151,770	200,935	156,192	230,265
Serasa and SPC (Credit Reporting Agency)	74,307	78,445	76,293	80,044
Brokerage Fees	82,645	71,513	83,095	65,328
Commissions	705,484	426,760	2,072,498	1,550,670
Rating recoverable value (2)	110,466	341,006	110,466	341,006
Others (1)	4,204,075	3,083,478	5,670,986	4,276,507
Total	11,450,684	8,550,693	13,666,613	11,021,891

(1)    In 2019 and 2018, mainly includes monetary restatement on provisions for judicial and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

(2)    In 2019, includes the recognition of impairment of intangible assets and property, plant and equipment in the amount of R$106,092 (2018 – R$305,864) recorded as a result of technical analyzes, which have shown a significant reduction in the expected future economic benefits of these assets (Note 16).

(3)    Represented, mainly, with expenses related to transactions with credit cards and fidelity programs.

(4)    In 2019, includes the amount of R $ 700,000, referring to the constitution of the Efficiency and Productivity Fund.

32.          Non-Operating Income

Individual and Consolidated Financial Statements - December 31, 2019     90

		Bank		Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Result on sale of Investments	-	(45)	6,257	13,256
Result on Sale of Other Assets	60,002	87,408	69,058	57,618
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	46,292	114,680	(36,852)	114,834
Expense on Assets Not in Use	(55,755)	(39,334)	(56,775)	(40,046)
Gains (Losses) of Capital	(7,555)	(2,008)	(7,956)	(2,411)
Other Income (Expenses)	59,604	44,394	34,747	49,808
Total	102,588	205,095	8,479	193,059

33.          Income Tax and Social Contribution

		Bank	Consolidated
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018

Income Before Taxes on Income and Profit Sharing	14,624,792	12,650,666	16,770,359	14,898,135
Profit Sharing (1)	(1,557,012)	(1,480,848)	(1,734,870)	(1,612,027)
Interest on Capital (2)	-	(4,080,000)	-	(4,080,000)
Unrealized Income	-	-	(62,160)	(913)
Income Before Taxes	13,067,780	7,089,818	14,973,329	9,201,054
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (5)	(5,227,112)	(3,190,418)	(5,989,332)	(4,140,474)
Equity in Subsidiaries (3)	1,089,766	881,009	17,746	8,510
Nondeductible Expenses, Net of Non-Taxable Income	222,881	374,960	243,909	387,657
Interest on Capital (2)	1,474,192	-	1,601,009	-
Exchange Variation - Foreign Branches	715,837	2,792,995	715,424	2,792,995
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	11,739	145,646	70,223	136,353
Effects of Change in Rate of CSLL (4)	-	-	127,058	101,719
Other Adjustments Social Contribution Taxes 5% (5)	2,646,305	(169,742)	2,700,000	(189,188)
Other Adjustments, Including Profits Provided Abroad	87,102	162,126	51,890	167,277
Income and Social Contribution Taxes	1,020,710	996,576	(462,073)	(735,151)

(1)  The basis of calculation is the net income, after IR and CSLL.

(2)  As of January 2019, pursuant to CMN Resolution nº 4.706, the amounts related to the declared capital remuneration must be recognized against the appropriate account of retained earnings, by the net amount of the tax effects.

(3)  As a result of equity in subsidiaries are not included interest on capital received and receivable.

(4)  Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(5)  Increase in the CSLL rate, as of March 2020, for an indefinite period (Note 3.s).

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 13).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable or deductible to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes". Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the period ended in December 31, 2019 and 2018:

	01/01 to 12/31/2019	01/01 to 12/31/2018
R$
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	1,512,322	6,673,535
Result generated by derivative contracts used as hedge	(2,776,601)	(12,540,855)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	(106,497)	255,481
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	1,370,776	5,611,839

34.          Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22, 1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999. .

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the exercise of 2019 was R$101,241 (2018 - R$81,396) in the Bank and R$110,325 (2018 - R$89,959) in the Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: as from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. The instituting / stipulating companies and the participants in the plans.

The appropriated values by the sponsors in the exercise of 2019 were R$7,361 (2018 – R$1,431) in the Bank and R$8,917 (2018 – R$1,597) in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

			Bank
			12/31/2019

	Banesprev	SantanderPrevi	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(25,851,814)	(4,890)	(1,665,018)
Fair Value of Plan Assets	22,704,358	4,214	2,335,470
	(3,147,456)	(676)	670,452
Being:	-	-	-
Superavit	732,637	-	670,453
Deficit	(3,880,092)	(676)	-
Amount not Recognized as Assets	452,234	-	667,810
Net Actuarial Asset (Note 12)	280,403	-	2,643
Net Actuarial Liability (Note 21)	(3,880,092)	(676)	-
Payments Made on the Actuarial Liabilities	40,558	-	125
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(250,710)	(14)	(357)
Other Equity Valuation Adjustments	(4,874,112)	(159)	2,040
Actual Return on Plan Assets	4,310,736	284	535,865

			Bank
			12/31/2018

	Banesprev	SantanderPrevi	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(22,132,844)	(4,248)	(1,433,319)
Fair Value of Plan Assets	20,147,508	4,455	1,927,672
	(1,985,336)	207	494,353
Being:
Superavit	642,636	207	494,353
Deficit	(2,627,972)	-	-
Amount not Recognized as Assets	421,575	207	492,112
Net Actuarial Asset (Note 12)	221,061	-	2,241
Net Actuarial Liability (Note 21)	(2,627,972)	-	-
Payments Made on the Actuarial Liabilities	485,091	-	197
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(245,609)	(15)	(457)
Other Equity Valuation Adjustments	(3,914,503)	504	1,406
Actual Return on Plan Assets	2,961,579	463	246,451

			Consolidated
			12/31/2019

	Banesprev	SantanderPrevi	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(26,387,574)	(4,890)	(1,665,018)
Fair Value of Plan Assets	23,483,206	4,214	2,335,470
	(2,904,368)	(676)	670,452
Being:
Superavit	1,022,516	-	670,453
Deficit	(3,926,884)	(676)	-
Amount not Recognized as Assets	678,737	-	667,810
Net Actuarial Asset (Note 12)	343,779	-	2,643
Net Actuarial Liability (Note 21)	(3,926,884)	(676)	-
Payments Made on the Actuarial Liabilities	41,212	-	125
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(250,880)	(14)	(357)
Other Equity Valuation Adjustments	(4,897,130)	(159)	2,040
Actual Return on Plan Assets	4,467,344	284	535,865

			Consolidated
			12/31/2018

	Banesprev	SantanderPrevi	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(22,575,641)	(4,248)	(1,433,319)
Fair Value of Plan Assets	20,776,863	4,455	1,927,672
	(1,798,778)	207	494,353
Being:
Superavit	858,528	207	494,353
Deficit	(2,657,306)	-	-
Amount not Recognized as Assets	587,488	207	492,112
Net Actuarial Asset (Note 12)	271,040	-	2,241
Net Actuarial Liability (Note 21)	(2,657,306)	-	-
Payments Made on the Actuarial Liabilities	485,921	-	197
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(243,948)	(15)	(457)
Other Equity Valuation Adjustments	(3,886,966)	504	1,406
Actual Return on Plan Assets	2,998,607	463	246,451

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

			Bank
			12/31/2019

	Banesprev	SantanderPrevi	Bandeprev
Experience Plan	(424,903)	(482)	(17,686)
Changes in Financial Assumptions	(2,320,215)	(308)	(216,294)
Changes in Demographic Assumptions	1,074	-	-
Gain (Loss) Actuarial - Obligation	(2,744,044)	(790)	(233,980)
Return on Investment, Return Unlike Implied Discount Rate	2,140,858	(99)	365,480
Gain (Loss) Actuarial - Asset	2,140,858	(99)	365,480
Change in Irrecoverable Surplus	7,745	226	(130,866)

			Bank
			12/31/2018

	Banesprev	SantanderPrevi	Bandeprev
Experience Plan	(768,039)	(107)	(34,121)
Changes in Financial Assumptions	(802,060)	(117)	(51,369)
Gain (Loss) Actuarial - Obligation	(1,570,099)	(224)	(85,490)
Return on Investment, Return Unlike Implied Discount Rate	1,282,101	59	79,462
Gain (Loss) Actuarial - Asset	1,282,101	59	79,462
Change in Irrecoverable Surplus	74,727	180	6,312

			Consolidated
			12/31/2019

	Banesprev	SantanderPrevi	Bandeprev
Experience Plan	(428,276)	(482)	(17,686)
Changes in Financial Assumptions	(2,398,517)	(308)	(216,294)
Changes in Demographic Assumptions	1,228	-	-
Gain (Loss) Actuarial - Obligation	(2,825,565)	(790)	(233,980)
Return on Investment, Return Unlike Implied Discount Rate	2,259,580	(99)	365,480
Gain (Loss) Actuarial - Asset	2,259,580	(99)	365,480
Change in Irrecoverable Surplus	(33,788)	226	(130,866)

			Consolidated
			12/31/2018

	Banesprev	SantanderPrevi	Bandeprev
Experience Plan	(769,489)	(107)	(34,121)
Changes in Financial Assumptions	(819,689)	(117)	(51,369)
Gain (Loss) Actuarial - Obligation	(1,589,178)	(224)	(85,490)
Return on Investment, Return Unlike Implied Discount Rate	1,264,568	59	79,462
Gain (Loss) Actuarial - Asset	1,264,568	59	79,462
Change in Irrecoverable Surplus	110,828	180	6,312

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2019.

Plans		Duration (in Years)
	12/31/2019	12/31/2018
Banesprev
Plan I	12.31	11.35
Plan II (1)	12.83	11.73
Plan III	10.52	9.39
Plan IV	15.47	14.00
Plan V (1)	9.53	8.87
Pré-75 (1)	10.38	9.62
Meridional DCA, DAB e CACIBAN	6,67/6,03/7,33	6,37/5,79/6,79
Sanprev
Plan I	6.81	6.47
Plan II	11.70	10.83
Plan III	10.59	9.66
Bandeprev
Plan Básico	10.48	9.57
Plan Especial I	7.04	6.70
Plan Especial II	6.77	6.52
SantanderPrevi
SantanderPrevi	7.78	7.30

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo:entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

Former Employees of Banco Real (Retiree by Circulares): it grants entitlement to healthcare to former employee of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

Bandeprev’s Retirees: health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

Free Clinic: health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

Law 9,656 (Officers): Officers, Executive Officers, VP Director and CEO , may, for liberality select a lifetime stayed at the medical assistance plan, after ended the bond with the Santander Bank or companies of the conglomerate without just case, since accomplished those requests: have contributed for, at least, 3 (three) years to the medical plan, have exercised the function of officer at the Santander Bank or companies of the conglomerate for, at least, 3 (three) years, have 55 years old complete. The plan will be sustained in the same structure that the OFFICER had in the moment of shutdown, included related to the payment of the share that should be realized through billet. The active dependents in the moment of the shutdown will be sustained in the same plan of the OFFICER, not being possible includes new dependents, in any hypothecs.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45% of the value. It is a closed group.

Life Insurance Assistance Boxes (Life Insurance): included in the bulk of the life insurance in December 2018 the insurance of the retirees of the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Southern Bank, coverage was according to the choice of retiree at the time of joining the benefit. The Bank's allowance is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost. It is a closed mass.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial calculations based in the present value of the current cost.

Determination of Net Actuarial Assets (Liabilities)

		Bank		Consolidated
		12/31/2019		12/31/2019
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,222,673)	(815,929)	(5,435,878)	(815,929)
Fair Value of Plan Assets	5,017,679	-	5,222,516	-
	(204,994)	(815,929)	(213,362)	(815,929)
Being:
Deficit	(204,994)	(815,929)	(213,362)	(815,929)
Amount not Recognized as Assets	-	-	-	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 21)	(204,994)	(815,929)	(213,362)	(815,929)
Payments Made on the Actuarial Liabilities	104,684	39,381	106,972	39,381
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(8,699)	(86,262)	(9,523)	(86,262)
Other Equity Valuation Adjustments	(1,150,027)	(250,693)	(1,128,152)	(250,694)
Actual Return on Plan Assets	1,257,639	-	1,297,618	-

		Bank		Consolidated
		12/31/2018		12/31/2018
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,916,073)	(700,347)	(4,088,724)	(700,347)
Fair Value of Plan Assets	3,981,705	-	4,157,250	-
	65,632	(700,347)	68,526	(700,347)
Being:
Superavit	65,632	-	68,526	-
Deficit	-	(700,347)	-	(700,347)
Amount not Recognized as Assets	(65,632)	-	(68,526)	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 21)	-	(700,347)	-	(700,347)
Payments Made on the Actuarial Liabilities	70,977	35,655	72,548	35,655
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	767,400	(66,297)	785,085	(66,297)
Other Equity Valuation Adjustments	(827,174)	(181,993)	(839,216)	(181,993)
Actual Return on Plan Assets	558,673	-	577,483	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
		12/31/2019		12/31/2018
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(271,104)	59,806	(167,812)	91,588
Changes in Financial Assumptions	(990,138)	(128,508)	(304,427)	(59,742)
Gain (Loss) Actuarial - Obligation	(1,261,242)	(68,702)	(472,239)	31,846
Return on Investment, Return Unlike Implied Discount Rate	891,593	-	282,012	-
Gain (Loss) Actuarial - Assets	891,593	-	282,012	-
Change in Irrecoverable Surplus	68,671	-	(50,792)	-

				Consolidated
		12/31/2019		12/31/2018
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(268,982)	59,806	(171,398)	91,588
Changes in Financial Assumptions	(1,029,154)	(128,508)	(317,208)	(59,742)
Gain (Loss) Actuarial - Obligation	(1,298,136)	(68,702)	(488,606)	31,846
Return on Investment, Return Unlike Implied Discount Rate	915,626	-	307,048	-
Gain (Loss) Actuarial - Obligation	915,626	-	307,048	-
Change in Irrecoverable Surplus	71,698	-	(52,604)	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2019:

		Duration (in Years)
Plans	12/31/2019	12/31/2018
Cabesp (2)	15.45	14.16
Bandepe	16.48	14.73
Free Clinic	11.91	11.04
Lifelong Directors	9.17	8.63
Health Directors	27.53	-
Circular (1)	12,15 E 11,93	11,72/10,68
Life Insurance	8.39	7.82

(1)  The duration 12,15 refers to the plan of Former Employees of Banco ABN Amro (12/31/2018 – 11.72) and 11.63 to the plan of Former Employees of Banco Real (12/31/2018 – 10.68).

c) Management of the Assets of the Plan

The main asset categories as percentage of total assets of the plan on December 31, 2019 and 2018:

		Bank/Consolidated
	12/31/2019	12/31/2018
Equity Instruments	0.0%	4.8%
Debt Instruments	92.9%	94.6%
Real Estate	0.3%	0.3%
Others	6.8%	0.3%

d) Actuarial Assumptions Adopted

				Bank/Consolidated
		12/31/2019		12/31/2018
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	7.1%	7.2%	9.1%	9.3%
Rate Calculation of Interest Under Assets to the Next Year	7.1%	7.2%	9.1%	9.3%
Estimated Long-term Inflation Rate	3.5%	3.5%	4.0%	4.0%
Estimated Salary Increase Rate	4.0%	4.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1)  Banesprev II, V and Pré 75.

(2)  Cabesp.

e)  Sensitivity Analysis

The significant actuarial assumptions have a significant effect in the results and present benefit obligation. Changes in the discount rate, boards of mortality and cost of medical care, on December 31, 2019, have the following effects:

				Bank/Consolidated
		12/31/2019		12/31/2018
	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations

Discount Rate
(+)0,5%	(31,672)	(440,072)	(29,066)	(307,980)
(-)0,5%	35,572	494,257	32,403	343,340
Boards of Mortality
Applied (+) 2 years	(51,720)	(718,632)	(45,937)	(486,742)
Applied (-) 2 years	56,687	787,636	49,355	522,958
Cost of Medical Care
(+)0,5%	38,388	533,380	35,949	380,906
(-)0,5%	(35,060)	(487,146)	(32,100)	(340,122)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) LITP Local and Global Program

Below we list the long-term compensation programs and their technical features.

Program	Plan	Liquidity Type	Vesting Period	Period of Exercise/Settlement
Local	Long-Term Incentive Plan - Private Ultra High (1)	Money	Apr/2017 to Dec/19	In March/2020 and March/2021
Global	Global Long-Term – ILP CRDIV - Granted 2015 (2) (3)	Santander Global Group Shares	2015 to 2016	In March/2019 and March/2020
Local	Long-Term Incentive Plan – Technology	Santander Brasil Bank Shares	Jul/2019 to Jun/2022	In July/2022
Local	Long-Term Incentive Plan – Pi Investments	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Local	Long-Term Incentive Plan – Ben'	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023

(1) It aims the growth and profitability of the Private business and the recognition of the Participant's contribution.

(2) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's performance in this indicator       with respect to the main global competitors.

(3) Plans do not cause dilution of the Bank's share capital, since they are paid in shares of Bank Santander Spain. The type of settlement of the global program, grant 2015 was changed in April 2019, from shares of the Santander Global group, to cash.

a) Fair Value and Plans Performance Parameters

i.Private Ultra High

Each participant has a target in Brazilian Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Phase 1 (Reference Value)	Phase 2 (Calculation of Cash Incentive)
BAI (Earnings Before Private Segment income Tax) 2017	BAI 50%
MOL - 25% (Private Ultra High Segment Net Margin Indicator)
AUM - 25% (Private Ultra High Segment Assets Under Management Indicator)

In December 2018, the provision recorded for the local long-term incentive plan - Private Ultra High was reversed due to the probability of non-compliance with the acquisition condition related to the performance target. Management will monitor the performance parameter of the plan until December 2019. The amount of the expense with the provision related to this plan recorded in 2017 was R $ 2,935

ii. Long-Term Incentive Global Plan CRDIV - Grant 2015

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Phase 1	Phase 2
RTA versus Competitors	RTA versus Competitors
ROTE (Return on Tangible Capital) of the Bank versus Budget	ROTE Bank versus Budget
Employee Satisfaction
Clients Satisfaction
Business Link vs. Budget

At the end of the indicator measurement period, in 2018, Phase 1 reached 91.5% and Phase 2 reached 73.09%, resulting in the final achievement of the 66.88% plan.

Each executive had a target in Brazilian Reais, which was converted into shares of Grupo Santander (SAN) for a price of R$45.49, which will be delivered in 2019 (SAN). Due to the Group's capital increase (2017), the number of target shares increased by approximately 1.5%.

The payment corresponding to the SAN shares was made in cash in March/2019 to the participants of the "Extended Group" (without lock-up) and for the participants of the Collective Identification will be held in March/2020, after the lock-up of 1 year.

	Number of Shares			Date of Commencement of the Period	Date of Expiry of Period
		Granted Year	Employees
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan-15	Dec-18
Delivered shares - March/2019 (without Lockup) (1)	(138,815)	2016	Executives	Jan-15	Dec-18
Canceled shares (Grant 2015)	(580,320)	2016	Executives	Jan-15	Dec-18
Balance Plans on September 30, 2019	1,055,914

(1)  Payment corresponding to the resulting shares made in cash.

     iii.        Long-Term Incentive Plan – Technology

This is a retention plan for key positions where the participant must remain active during the term of the plan in order to be entitled to receive it.

Each executive had a target in Brazilian Reais, which was converted to Santander Brasil shares (SANB11) at the price of R $ 44.66, which will be delivered in July/2022, with lockup of 1 year.

Payment is subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in the event of non-compliance with internal regulations and exposure to excessive risk.

				Data of Commencement of the Period
	Number of Shares	Granted Year			Data of Expiry of Period
			Employees
ILP Technology	123,158	2019	Executives	jul/2019	jun/2022
Balance Plans on September 30, 2019	123,158

In 2019, there were no shares delivered or canceled in the plan.

     iv.        Long-Term Incentive Plan – Pi Investments

This is a retention plan for key positions where the participant must remain active until the payment date.

The agreed values of the ILP for each participant will be obtained based on determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March / 2022 and 50% in March / 2023, with lockup of 1 year after each payment and subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in case of non-compliance with internal regulations and exposure to excessive risks.

Indicators 2020	Indicators 2021
Active Clients - Clients with average monthly balance	Active Clients - Clients with average monthly balance
Clients Base (AuM) - Distributed volume including balance account	Clients Base (AuM) - Distributed volume including balance account
Revenue 2020	Revenue 2021
BAI (Earnings before Tax indicator)

      v.        Long-Term Incentive Plan – Ben’

This is a retention plan for key positions where the participant must remain active until the payment date.

The agreed values of the ILP for each participant will be obtained based on determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March / 2022 and 50% in March / 2023, with lockup of 1 year after each payment and subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in case of non-compliance with internal regulations and exposure to excessive risks.

Indicators
Number of Corporate Clients	Number of Personal Clients
Number of Accredited Establishments	Revenue
BAI (Earnings before Tax indicator)

This is a retention plan for key positions where the participant must remain active until the payment date.

b) Impact Results

The impacts on income are recorded in the Personnel Expenses line, as follows:

	Bank		Consolidated
Plan	01/01 a 12/31/2019	01/01 a 12/31/2018	01/01 a 12/31/2019	01/01 a 12/31/2018
Global Long – Term – ILP CRDIV - Granted 2014 and 2015	-	5,624	-	5,726

f.2) Referenced Variable Compensation in Shares

The long-term incentive plan (deferral) sets out the requirements for the payment of future deferred installments of variable compensation, taking into account long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to risks assumed and fluctuations of the capital cost.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified. The impacts on income are recorded in the Personnel Expenses line, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 a 09/30/2019	01/01 a 09/30/2018	01/01 a 09/30/2019	01/01 a 09/30/2018
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	93,756	49,704	98,441	50,896
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	100% cash indexed to 100% of CDI	99,395	72,601	104,068	74,871

For the year of 2019, considering the leadership role and impact in the construction of the Bank that we want to be, the payment method of the variable compensation of the Unidentified Collective and certain employees was changed, to include shares in the deferred portion.

35.          Temporary Investments

On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the negotiation of purchase and sale of quotas representing the totality of Summer's capital stock. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's capital stock. The Bank intends to sell this interest in the short term. Accordingly, the asset was recognized at acquisition cost, recorded under this caption.

36.          Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•   All employees are responsible for the management of risk;

•   Senior Management Engagement;

•   Independence of risk control and management functions;

•   Comprehensive approach to management and control of risks;

•   Risk management and control must be based on timely, accurate and sufficiently granular management information.

A.    Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as  customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B.    Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C.    Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

D.    Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E.     Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

F.     Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the Bank's Know Your Customer guidelines, establishes policies, procedures and culture related to the subject monitoring the product´s risk and transactions carried out.

G.    Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

H.    Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Identification Assessment (RIA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No. 4,557 / 2017).

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

37.          Corporate Restructuring

During the 2019 and 2018 financial years, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the Banco Santander business plan:

a) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R $ 1.6 billion (“Operation”), to be paid on the closing date of the Operation.

The completion of the Transaction will be subject to the signing of the definitive instruments and the implementation of certain usual suspensive conditions in this type of transaction.

b) Acquisition of residual equity interest in Return Capital Serviços e Recuperação de Crédito S.A.

On November 1, 2019, Atual Serviços de Recuperação de Creditos e Meios Digitais SA (“Atual”), wholly owned subsidiary of Banco Santander, and the minority shareholders of Return Capital Serviços e Recuperação de Crédito SA (“Return Capital”) celebrated Return Capital Stock Purchase and Sale Agreement, in which Atual acquired all the shares of minority shareholders, corresponding to 30% of Return Capital's share capital. The acquisition was completed on November 1, 2019, so Atual now holds 100% of the shares representing Return Capital's share capital.

c) Merger of the parcel spinned off of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, the partial spin-off operation of Integry Tecnologia e Serviços AHU Ltda. (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”), with version of the spun-off portion of its assets and liabilities, to Getnet was approved. The incorporation of the spun-off portion by Getnet is pending approval by the Central Bank of Brazil.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, SL (“SMPS Global”), a company based in Spain and controlled by Banco Santander, SA (Santander Spain), entered into a Purchase and Sale Agreement of the representative shares of Integry's total share capital, so that SMPS Global now holds 100% of Integry's share capital. On December 23, 2019, Integry changed its name to Santander Merchant Platform Solutions Brasil Ltda.

d) Transfer of Control of Banco Olé Bonsucesso Consignado S.A. and Super Pagamentos e Administração de Meios Eletrônicos S.A.

On October, 23 2019, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) had its capital stock reduced, without cancellation of shares, through the transfer of  the common shares representing its equity held in Banco Olé Bonsucesso Consignado S.A. (“Olé”) and Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Super”) to Banco Santander. On December 23, 2019 all the prior conditions for the capital stock reduction were accomplished: (i) previous authorization by Bacen; and (ii) term of opposition of the company creditors established as per art. 174 of Law 6.404/76; and, thus, Olé and Super become directly controlled by Banco Santander.

e) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. (“Banco Santander”) and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) executed a binding agreement with the partners of Summer Empreendimentos Ltda (“Summer”) defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer. The acquisition was approved by BACEN on September 16, 2019 and closed on September 20, 2019. As a consequence SHI has become the holder of 99.999% and Banco Santander 0.001% of the shares representing the capital stock of Summer.

f) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander committed to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by BACEN on February 18, 2019 and closed on February 25, 2019. As a consequence Banco Santander has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

g) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade S.A. was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade S.A. act in the development and management of customer loyalty programs. The company started its operation in November 2018.

h) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A. (“Loop”), through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors S.A.. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors S.A.

i) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios e Serviços S.A. (“Ben”), with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards. Ben started its activities in the second quarter of 2019.

j) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (“HDI Seguros”), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto S.A., held 50% by Sancap Investimentos e Participações S.A. (“Sancap”), a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A.. On January 9, 2019, SUSEP granted to Santander Auto S.A. the authorization to operate insurance throughout national territory. Santander Auto S.A. started its operations on August 2019.

k) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito S.A. (“GIC”), were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Company started its operations in the second half of 2019.

l) Formation of partnership with Hyundai Capital Services Inc.

On April 28, 2016, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Banco Santander executed with Hyundai Capital Services, Inc. (“Hyundai Capital”) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. (“Banco Hyundai”) and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

l.i) Banco Hyundai Capital Brasil S.A.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré  and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A. On December 13, 2018, the incorporation procedure of Banco Hyundai was concluded.

On February 21, 2019, the authorization to operate granted by BACEN for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

l.ii) Hyundai Corretora de Seguros Ltda.

On April 30, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (“Hyundai Corretora”). Hyundai Corretora was incorporated on July 22, 2019. On September 10, 2019 the company got the registration of the company as insurance brokerage with SUSEP. Hyundai Corretora began operations in November 2019.

m) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by BACEN on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by BACEN on January 22, 2019. The company started its operations on March 14, 2019.

38.          Other Information

a) The co-obligations and risks on guarantees provided on behalf of clients, recorded in compensation accounts, amounted to R$41,660,754  (12/31/2018- R$40,396,524) in the Bank and R$41,660,772 (12/31/2018 - R$40,761,287) in the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$2,034,999 (12/31/2018 - R$1,896,689) and the total amount of investment funds and assets managed is R$230,199,261 (12/31/2018 - R$200,366,262 recorded in compensation accounts.

c) The insurance contracted in effect on December 31, 2019, the global bank, fires, vehicles and other, have coverage amount of R$1,829,578 (12/31/2018 - R$1,779,131) in the Bank and R$1,821,864 (12/31/2018 - R$1,786,863) in the Consolidated and global bank, was hired insurance with coverage amount of R$392,189 (12/31/2018 - R$496,125) in the Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount. In addition, on December 31, 2019 there are other current policies related to other assets in the amount of R$7,623,279 (2018 - R$7,615,565).

d) On December 31, 2019 and December 31, 2018, there were no active related operations and obligations for active related operations.

e) Clearing and Settlement Agreements - CMN Resolution nº 3,263/2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement. These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease. The total of the future minimum payments of non-cancellable operating leases is shown below:

	12/31/2019	12/31/2018
Up to 1 Year	651,207	670,553
Between1 to 5 Years	1,492,289	1,435,970
More than 5 Years	147,125	167,868
Total	2,290,621	2,274,391

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$918(12/31/2018 - R$674) corresponding to the monthly rent contracts with this feature. Payment of operating leases recognized as expenses in the third exercise of 2019, were at the valued of R$700,958 (2018 - R$683,011).

The rental contracts will be readjusted annually, according to the legislation in force, and the highest percentage is according to the variation of the General Market Price Index (IGPM). The lessee is guaranteed the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and legislation in force.

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the semester ended on December 31, 2019, and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 15, 1976 (the Brazilian Corporation Law), the rules of the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan (COSIF) and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

Members of Banco Santander´s Executive Board on December 31, 2019:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente

Ede Ilson Viani
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Mário Roberto Opice Leão

PatríciaSoutoAudi
Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Thomas Gregor Ilg

Ulisses Gomes Guimarães

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES EXECUTIVE’S REPORT OF FINANCIAL STATEMENTS

In order to comply with the provisions of article 25, paragraph 1, item V, of the Instruction of the Securities and Exchange Commission (CVM) 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) S.A. or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the semester ended on December 31, 2019, and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 15, 1976 (the Brazilian Corporation Law), the rules of the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan (COSIF) and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors, a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council. .

Members of Banco Santander´s Executive Board on December 31, 2019:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente

Ede Ilson Viani
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Mário Roberto Opice Leão

PatríciaSoutoAudi
Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Thomas Gregor Ilg

Ulisses Gomes Guimarães

Individual and Consolidated Financial Statements - December 31, 2019   106

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently comprised by four independent members, appointed at the Board of Directors´ meeting of May 3, 2019. It acts through meetings with executives, internal and independent auditors and specialists, conducts analyzes based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Senior Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.  The Committee also monitors and acts on the results of inspections and notes of the regulatory and self-regulatory bodies and the corresponding measures adopted by Management to handle such notes, and holds regular meetings with representatives of the Central Bank of Brazil, others regulators, on a regular basis.

The Committee's minutes and reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly in the second semester of 2019.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

BRGAAP and Prudential Conglomerate - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy. In this regard, it acknowledged the results recorded in the second semester and year ended December 31, 2019, of the Company and the Prudential Conglomerate according to BRGAAP standard, in addition to the individual and consolidated Financial Statements.

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and  Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee, the Executive Vice-Presidency of Tactics, Technology and Operations, the Compliance Directorship and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto”(Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with Resolutions CMN 2,554/98 and 4,557/17, Sarbanes-Oxley Act (SOX) and Circular SUSEP 249/04.

III – Internal Audit

The Committee met formally with the Officer responsible for the area and with other Internal Audit professionals on several occasions during the second semester of 2019, in addition to checking the reports about the work performed, the reports issued and their respective conclusions and recommendations, highlighting the fulfillment of recommendations for improvements in areas where controls were considered "To be improved". In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second semester of 2019. At these meetings the following topics were highlighted: discussions involving the financial statements for the second semester and year ended December 31, 2019, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and detailed report on the revision of “Allowance for Doubtful Accounts” , in accordance with CMN Resolution nº 2.682/99. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. The Audit Committee has taken note of the Independent Auditor's new reports with a focus on distinction between CAMs (Critical Audit Matters) and KAMs (Key Audit Matters) and met with KPMG Auditores Independentes (KPMG), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

V - Ombudsman

In accordance with Resolution CMN 4,433/15 and CNSP Resolution 279/13, specific works were carried out in the second semester of 2019, which were presented to the Audit Committee that discussed and evaluated them.

VI – Others Activities

Besides  the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring of the topic related to conduct and customer service, policies and action plans for continuous and structural improvements; (v) monitoring of tax, labor and civil litigation; and (vi) review and approval of the Tax Credit Realization Technical Study.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and qualityto the Financial Statements of Banco Santander (Brasil) S.A. and the Prudential Conglomerate for the  semester and year ended December 31, 2019, recommending their approvals by the Board of Directors of Santander.

São Paulo, January 28, 2020.

Audit Committee

Deborah Stern Vieitas – Coordinator

Luiz Carlos Nannini – Financial Expert

Maria Elena Cardoso Figueira

Julio Sergio de Souza Cardozo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 28, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer